

Colgate: Global Strategies, Local Strength



2010 Annual Report

Colgate: **Global** Strategies, **Local** Strength


Colgate

- Succeeding With Consumers, The Profession And Our Customers
- Innovating Everywhere
- Effectiveness And Efficiency In Everything
- Strengthening Leadership Worldwide

Colgate-Palmolive Company is a $15.6 billion global company serving people in more than 200 countries and territories with consumer products that make lives healthier and more enjoyable. The Company focuses on strong global brands in its core businesses – Oral Care, Personal Care, Home Care and Pet Nutrition. Colgate follows a tightly defined strategy to grow market shares for key products, such as toothpaste, toothbrushes, bar and liquid soaps, deodorants/antiperspirants, dishwashing detergents, household cleaners, fabric conditioners and specialty pet food.

Cover: Photo taken in Chengdu City, Sichuan Province, China

Contents:


Colgate
Máxima
Protección
Anticaries

◀ Mexico

Financial Highlights


Colgate

(Dollars in Millions Except Per Share Amounts)	2010*	2009	Change
Worldwide Sales	$15,564	$15,327	+1.5%
Unit Volume			+3.0%
Gross Profit Margin	59.1%	58.8%	+30 basis points
Operating Profit	$ 3,489	$ 3,615	-3%
Operating Profit Margin	22.4%	23.6%	-120 basis points
Net Income Attributable to Colgate-Palmolive Company	$ 2,203	$ 2,291	-4%
Net Income Attributable to Colgate-Palmolive Company Percent to Sales	14.2%	14.9%	-70 basis points
Diluted Earnings Per Share	$ 4.31	$ 4.37	-1%
Dividends Paid Per Share	$ 2.03	$ 1.72	+18%
Operating Cash Flow	$ 3,211	$ 3,277	-2%
Number of Registered Common Shareholders	29,900	30,600	-2%
Number of Common Shares Outstanding (in millions)	495	494	–
Year-end Stock Price	$ 80.37	$ 82.15	-2%

Highlights

- Worldwide sales rose 1.5% to an all-time record level.
- Gross profit margin increased 30 basis points to an all-time record high of 59.1%.
- Global advertising increased 8% to $1,656 million.
- Operating cash flow declined only 2% when compared with the record 42% growth achieved in 2009.
- The quarterly dividend rate increased by 20% in 2010.


South Africa
Colgate
Colgate

*Net income attributable to Colgate-Palmolive Company and diluted earnings per share in 2010 include a one-time aftertax charge of $271 million ($0.53 per share) related to the transition to hyperinflationary accounting in Venezuela as of January 1, 2010 and certain other items. A complete reconciliation between reported results (GAAP) and results excluding the Venezuela hyperinflationary charge and other items (Non-GAAP), including a description of such items, is available on Colgate's web site and on page 23 of this report.


Colgate
360°
Sensitive
Pro-Relief
Gentle Bristles
Cheek and Tongue Cleaner
Colgate 360

Net Sales ($ millions)

Year	Net Sales
2006	$12,238
2007	$13,790
2008	$15,330
2009	$15,327
2010	**$15,564**

Advertising ($ millions)

Year	Advertising
2006	$1,320
2007	$1,546
2008	$1,650
2009	$1,534
2010	**$1,656**

Dividends Paid (per common share)

Year	Dividends Paid
2006	$1.25
2007	$1.40
2008	$1.56
2009	$1.72
2010	**$2.03**

Gross Profit Margin and Additional Information* (% of sales)

Year	Reported	Excluding items
2006	54.8%	56.4%*
2007	56.2%	57.3%*
2008	56.3%	56.7%*
2009		58.8%
2010		**59.1%**

*Excludes restructuring and implementation-related charges related to the 2004 Restructuring Program. A complete reconciliation between reported results (GAAP) and results excluding charges under the 2004 Restructuring Program and other items (Non-GAAP), including a description of such items, is available on Colgate's web site and on page 23 of this report.

Operating Profit and Additional Information* ($ millions)

Year	Reported	Excluding items
2006	$2,218	$2,566*
2007	$2,720	$2,959*
2008	$3,101	$3,265*
2009		$3,615
2010	$3,489	**$3,796***

*2010 excludes a one-time charge related to the transition to hyperinflationary accounting in Venezuela and certain other 2010 items. Years 2006-2008 exclude restructuring and implementation-related charges related to the 2004 Restructuring Program and other items that pertain only to 2006 and 2007. A complete reconciliation between reported results (GAAP) and results excluding these items (Non-GAAP), including a description of such items, is available on Colgate's web site and on page 23 of this report.

Diluted Earnings Per Share and Additional Information*

Year	Reported	Excluding items
2006	$2.46	$2.91*
2007	$3.20	$3.38*
2008	$3.66	$3.87*
2009		$4.37
2010	$4.31	**$4.84***

*2010 excludes a one-time charge related to the transition to hyperinflationary accounting in Venezuela and certain other 2010 items. Years 2006-2008 exclude restructuring and implementation-related charges related to the 2004 Restructuring Program and other items that pertain only to 2006 and 2007. A complete reconciliation between reported results (GAAP) and results excluding these items (Non-GAAP), including a description of such items, is available on Colgate's web site and on page 23 of this report.

Dear Colgate Shareholder...


Colgate



Ian Cook
Chairman, President and Chief Executive Officer

On the following pages, Ian Cook, Chairman, President and CEO, answers questions often asked by our shareholders regarding our business results, key strategic initiatives and the Company's prospects for future growth.*

Q. Please comment on the Company's 2010 global business results.
A. We are pleased to have achieved another year of double-digit earnings per share growth in 2010, despite difficult economic conditions and aggressive competitive activity around the world. Global sales rose 1.5% to an all-time record level, and global unit volume grew 3.0%. Advertising spending behind the Company's brands increased 8%, contributing to widespread market share gains in all of our core categories with our global leadership in toothpaste and manual toothbrushes increasing to all-time highs in 2010.

Operating profit, net income and diluted earnings per share all increased versus last year's record levels. Gross profit margin increased 30 basis points to a record 59.1%, driven primarily by the benefits of our many cost-saving programs around the world, which enabled us to offset higher material costs and increased promotional investments.

We maintained our strong balance sheet and cash flow with working capital held at a very low 0.3% to sales, and cash from operations declined only 2% when compared with last year's uniquely strong record level.

Q. Colgate has a long history of strong operating cash flow. What are your priorities for uses of cash?
A. At Colgate we maintain as sharp a focus on generating cash as we do on achieving our profit goals. That has been the case for a very long time, allowing us to make uninterrupted dividend payments to our shareholders every year since 1895, with dividend payments increasing each year for the past 48 years. And that trend is continuing. In February 2011, we announced a 9% increase in the quarterly dividend rate, effective in the second quarter of 2011, on top of the 20% increase that took effect in 2010.

Another priority is maintaining flexibility for acquisitions. As in the past, we will continue to view acquisitions as a strategic endeavor and follow a strictly disciplined approach when it comes to valuation.

Absent an acquisition, we have returned cash to shareholders by repurchasing Colgate shares. A year ago, we authorized the buy back of an additional 40 million shares. By the end of 2010, we had bought back 23 million shares under this program and that pace should continue in 2011.

Q. Colgate's long-time presence in emerging markets has been a distinct competitive advantage. What is Colgate's strategy to drive further growth in these markets?

*In the questions and answers provided, the Company's results and outlook are discussed excluding the 2010 one-time charge related to the transition to hyperinflationary accounting in Venezuela and certain other items. A complete reconciliation between reported results (GAAP) and results excluding the Venezuela hyperinflationary charge and other items (Non-GAAP), including a description of such items, is available on Colgate's web site and on page 23 of this report.

A. Emerging markets, which now represent half of our global sales, have been a very important part of our growth for a long time, and we think our history there positions us well to accelerate that growth going forward. We have been in Latin America for over 75 years and in Greater Asia for over 50 years. By being there early, Colgate has built brand loyalty and, of course, leading market positions. This is particularly true with toothpaste and the entire oral care category. Our deep understanding of local tastes and habits across categories, combined with our proven disciplined global execution, we believe, gives us a significant competitive edge.

Additionally, as part of our global strategy, we have developed strong relationships with dental professionals. This strategy has contributed greatly to increasing professional recommendations for our brands. In Brazil, 77% of professionals are now recommending Colgate ahead of any other brand, in India 81% and in China 85%.

We are also committed to building consumption in emerging markets by educating consumers in these areas of the world about better oral hygiene and skin cleansing habits because we know that once people adopt those behaviors they stay with them for a lifetime. Indeed, our "Bright Smiles, Bright Futures" oral health education program has now reached over half a billion children in 80 countries since the program began twenty years ago.


Palmolive
Naturals
nutra·fruit
Moisturizing
shower crème
with Kiwi extract
Doccia crème idratante

Q. Amid today's heightened competitive environment, what is Colgate doing to better connect with consumers?

A. When we think about driving our growth with consumers, we focus on targeting our commercial investment to both build brands with our traditional marketing programs and build trial for the new products that we are bringing to the marketplace.

Over the last few years, we've found that engaging with consumers must include very powerful and effective in-store shopper marketing activities to complement our advertising in traditional media outlets. Importantly, our integrated marketing campaigns are making much greater use of digital tools, such as the Internet and social media, and even mobile applications. In some countries, as much as 15% of our media spending is on digital initiatives. As for in-store activity, one example is using a demonstrator to explain how Colgate Sensitive Pro-Relief toothpaste provides instant and lasting relief from pain caused by tooth sensitivity, while distributing product samples for consumers to try for themselves.

As a result of these types of activities, Colgate's long-term global market shares have strengthened despite periods of heightened competitive activity. As we enter 2011, we are planning for even greater levels of advertising investment, both in and out of the store, behind our base business and a robust pipeline of new products, which should continue to strengthen our worldwide market share positions.


Colgate

Q. Please comment on the Company's innovation strategy.

A. Colgate's growth is sparked by the innovative products we bring to market in our key product categories, and we continue to be very focused on making sure we have innovation at all price points. This strategy offers consumers a choice of products from entry level to super premium and allows them the opportunity to trade up as disposable income levels rise.

More than ever before, our nine consumer innovation centers, which are located close to consumers in different parts of the world, are focused on developing insight-driven innovation. These centers are staffed with marketing and

Growth Highlights Of Five Divisions

North America
(19% of sales)

- Sales and unit volume grew 2.0% and 3.5%, respectively, in 2010.
- Operating profit increased 5%.
- Colgate Triple Action and Colgate Sensitive MultiProtection toothpastes and the relaunch of Colgate Total toothpaste contributed to strength in oral care.
- Colgate's share of the manual toothbrush market in the U.S. reached a record 33.4%, up 1.3 share points versus year ago, driven by the success of Colgate 360° ActiFlex and Colgate Wisp mini-brush.

Latin America
(27% of sales)

- Sales declined 1.5% in 2010 and unit volume grew 2.0%.
- Operating profit declined 5%.
- Colgate Sensitive Pro-Relief and Colgate Total toothpastes, Colgate 360° ActiFlex manual toothbrush, Colgate Plax Complete Care mouthwash, Palmolive Naturals Perfect Tone bar soap and Lady Speed Stick Waterproof deodorant contributed to market share gains throughout the region.

Europe/South Pacific
(21% of sales)

- Sales declined 1.5% in 2010 and unit volume grew 2.0%.
- Operating profit declined 1%.
- Colgate Sensitive Pro-Relief, Colgate Sensitive Pro-Relief Whitening and Colgate Max White One toothpastes, Colgate 360° ActiFlex manual toothbrush, Palmolive Nutra•Fruit shower creme and the Natura Verde line of home care products contributed to market share gains throughout the region.

Greater Asia/Africa
(19% of sales)

- Sales and unit volume grew 13.0% and 10.5%, respectively, in 2010.
- Operating profit increased 22%.
- Colgate Sensitive Pro-Relief, Colgate Total and Colgate Herbal Salt toothpastes, Colgate 360° ActiFlex, Colgate Massager and Colgate Twister Gum Care manual toothbrushes and Colgate Plax Complete Care mouthwash contributed to growth throughout the region.

Hill's Pet Nutrition
(14% of sales)

- Sales and unit volume declined 2.5% and 2.0%, respectively, in 2010.
- Operating profit increased 1%.
- Veterinary recommendations for the Hill's brand remain high worldwide.
- Innovative new products succeeding in the U.S. include Science Diet Small and Toy Breed Canine, Science Diet Healthy Mobility Canine, Science Diet Weight Loss System and Prescription Diet Therapeutic Weight Reduction Program.

consumer insight professionals, who identify opportunities based on insights into consumer behavior, habits and desires, including local preferences. Such work led to the introduction in Europe of Palmolive Authentics liquid hand soap containing Mediterranean-inspired fragrances and ingredients.

Another important element of our innovation strategy is how we make use of external partnerships to complement our strong internal capability. We have many such partnerships with a broad array of suppliers, research institutions, universities and other industry sources.

Q. Colgate has often been cited as best in class with respect to generating cost savings in all areas of its business. Can the Company get even more efficient?
A. Indeed, we have made great strides in generating cost savings, but we still see many more opportunities ahead. Increasing our efficiency to fund growth has been ingrained in our culture for many, many years. One recent area of focus is on simplification of the product portfolio that we offer. Over the last three years, we have reduced the number of formulas that we use around the world by some 32% and the number of stock-keeping units, known as SKUs, by 23%.

Another good example is our new European shared service center in Warsaw, Poland. The idea is to take away some of the non-operational activities from the people building our brands and consolidate that work into a regional or global center. We have streamlined and standardized accounting procedures and processes for all of our 27 European locations, and have leveraged SAP technology to deliver more accurate and more timely information back to the subsidiaries. Looking forward, we see further opportunities for standardization and are finding ways of broadening the scope of that center, which will serve as a model we can transfer to other geographies.

Q. Hill's performance was less robust in 2010 than in prior years. What are the prospects for this business going forward?

A. While the Hill's business indeed had a challenging year in 2010, we are encouraged that 2011 will bring a return to growth. Our plan to correct pricing and sizing in the market is complete, and a stream of innovative new products is being introduced at a rapid pace. The launch of Science Plan VetEssentials in Europe is driving market share gains and increasing veterinary recommendation levels. And, in the U.S., our recent launch of Science Diet Weight Loss System is being supported by a strong integrated marketing campaign, including television, digital media and promotional events, which is helping to build consumption weekly.

Looking longer term, opportunity also exists to continue expanding Hill's geographically. Our focused investments in high-growth markets should continue to drive strong sales growth in those regions well into the future.


NOVO
ANTI-SÉPTICO BUCAL COM FLÚOR
Colgate
Plax
COMPLETE CARE
10 Benefícios em 1
cuidado completo
12 Horas
de Proteção
MENTA
ABO
APROVADO
500mL

Q. Please elaborate on how Colgate is strengthening leadership worldwide.

A. We have long believed that our Company's continuing success as a leading global consumer products company is closely linked to the personal leadership demonstrated by Colgate people at all levels within our organization. We support and encourage leadership in many ways, starting with making sure that we communicate our strategy throughout our entire organization. We provide information and tools to help our people carry out their responsibilities. For instance, our broad training curriculum includes courses on Colgate's global values of Caring, Continuous Improvement and Global Teamwork, as well as courses designed to enhance skills.

You can see examples of Colgate's leadership in action everywhere, far beyond delivering superior business results. In China, through donations and other support, Colgate has been instrumental in building 41 oral care clinics in cities impacted by earthquakes. These clinics will bring oral care services to over one million people in the Sichuan Province. Additionally, in Ethiopia, where the veterinarian to livestock ratio is the lowest in Africa, Hill's veterinarians are volunteering their time working with local veterinary students to improve veterinary resources in the region.

Q. What is the Company's outlook for 2011?

A. As we continue to face tough external challenges, we remain confident that we have the right strategies in place to build on our past successes, and are committed to executing those strategies with speed and agility. We are sharply focused on delivering value-added new products at all price points and are prepared to spend aggressively to support our global brands and fuel top-line growth worldwide.

Although we expect competitive and economic challenges to continue, we are confident that our market leading positions, particularly in emerging markets, experienced management team and strong financial condition position us well to achieve sustainable growth and another year of solid financial performance in 2011.

I'd like to take this opportunity to thank all Colgate people worldwide for their personal commitment to achieving our goals each year, with the highest ethical standards, and express appreciation for the support of our customers, suppliers, shareholders and directors.


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Protex
proexpert

Ian Cook

Ian Cook
Chairman, President and Chief Executive Officer

Colgate: **Global Strategies, Local Strength**

Succeeding With **Consumers**


Colgate

Strengthening Colgate's connection with consumers is a key part of the Company's growth strategy.

To better understand consumers in rural India, for example, Colgate researchers immersed themselves in the lives of villagers for two days, observing and discussing their oral care habits, how they clean their homes and other daily routines. A key learning was that mothers hope for a better life for their children through education. Based on this insight, Colgate implemented a special promotion that helped build awareness for good oral care habits and offered scholarships to children.

Another way Colgate connects with today's consumers globally is by utilizing integrated marketing communications that include a mix of traditional and non-traditional media. The launch of Colgate Sensitive Pro-Relief toothpaste leveraged multiple digital touch points, including informative product web sites and online media featuring powerful consumer testimonials. These activities, combined with more traditional media and promotional events, are contributing to market share gains worldwide.


Colgate
Suavitel
Colgate
Plax
Lady Speed Stick
AXION
Fabuloso
Colgate


Colgate

▲ India

Driving Sales By Offering Toothpaste Choices

Colgate's strategy of offering a range of innovative new products at different price points has helped drive the Company's toothpaste market share in India to a record high of 51.5% for 2010, an increase of 120 basis points versus the prior year.

◀ Guatemala

Staying Close To Consumers

Colgate researchers interact with consumers in their homes to gain a better understanding of their oral, personal and home care habits. These insights, combined with traditional research, help Colgate identify opportunities for new products and create the most effective brand messaging.


Colgate
Sensitive Pro-Relief
ПРОГРАММА ПРОФИЛАКТИКИ
Colgate



Colgate: **Global Strategies, Local Strength**

Succeeding With The **Profession**



Colgate's strong relationships with professionals have contributed to making Colgate and Hill's the most recommended brands by dentists and veterinarians worldwide. Professional endorsements build credibility for Colgate's brands and drive product trial.

In the United States, Colgate's new Oral Health Advisor program is building partnerships with dental hygienists to further drive professional recommendations for Colgate products and increase patient usage. The program includes comprehensive oral health educational tools, presence at major dental conventions and an Oral Health Advisory Board comprised of select hygienists. The Board is given the opportunity to consult on key issues in dental hygiene and participate in product evaluation.

Partnerships with veterinary associations are equally important at Hill's. Hill's alliance with the American Animal Hospital Association is raising awareness among veterinary professionals about the importance of good nutrition for pets. The AAHA worked with Hill's to develop the first ever pet nutritional assessment guidelines for veterinarians to use during checkups, in addition to evaluating such vital signs as temperature and pulse rate.

▶ Russia

Close Relationships With Dental Professionals

By educating the dental community about the science behind Colgate's newest products at international conventions, Colgate helps build professional recommendations for the Colgate brand, and particularly for Colgate Sensitive Pro-Relief in the important sensitivity segment.


Клинически доказанное мгновенное
снижение повышенной чувствительности
надолго
Sensitive Pro-Relief

▼ Hill's Pet Nutrition - Germany

Partnering With Veterinarians

Hill's Science Plan VetEssentials, a new line of dog and cat foods specifically formulated to meet pets' essential health needs at every life stage, is sold exclusively through veterinarians. The new line is driving market share gains across Europe and has helped strengthen professional endorsements for the Science Plan brand. Building on this success, a similar product called Science Diet Healthy Advantage is now being launched in the United States.



Colgate: **Global Strategies, Local Strength**

Succeeding With Our **Customers**


Colgate

Working closely with the Company's retail customers to share expertise and grow category sales has long been a cornerstone of Colgate's business strategy.

In the United States, Colgate collaborated with supermarket chain Kroger to reorganize the oral care aisle. Based on a variety of shopper insights and customer data, Colgate's cross-functional commercial team worked closely with the retailer to implement a more shopper-friendly aisle. The new design attracted more shoppers and increased category sales.

Reinforcing the importance of customer service, Colgate has created an innovative, activity-based training course that focuses on the key role that supply chain collaboration plays in delivering against customer expectations. Participants, who include customer development, customer service and supply chain personnel, learn through team exercises how to address supply chain and other commercial challenges and still deliver best-in-class service to Colgate's retail partners at the lowest cost.


Colgate Total




TESCO
COMMUNITY
Brushathon
Colgate TESCO
Share a Smile

▲ United Kingdom

Collaborating To Support Communities And Grow Category Sales

Colgate is teaming with global retailer Tesco to increase sales of oral care products, while also benefiting communities. The "Share a Smile" program includes a variety of events that can be tailored to local environments, such as this Brushathon that took place outside a Tesco store in the United Kingdom.

◀ Vietnam

Optimizing Product Visibility In Small Rural Shops

In small rural shops where space is limited, Colgate representatives work closely with shop owners to achieve the ideal assortment of Colgate products with the best visibility. Special packaging that serves as a self-display unit, such as toothbrush dispensers and hanging sachets, is just one technique that provides merchandising flexibility for shop owners and superior visibility for Colgate products.


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Colgate


proton

Colgate: **Global Strategies, Local Strength**

Innovating Everywhere


Colgate

Innovation at Colgate continues to be a key driver of profitable growth worldwide.

Insights into consumer behavior and research that identifies unfulfilled consumer wants and needs guide Colgate's consumer innovation centers as they develop the next generation of new products. For example, an insight that taking a shower is one of the most pleasurable experiences for women each day led to the launch of Palmolive Nutra•Fruit, a line of shower gels with moisturizing cream and fruit fragrances. Supported by an integrated marketing campaign themed "so pleasurable, it's addictive," Palmolive Nutra•Fruit shower gel is driving market share gains throughout Europe and the South Pacific.

At Hill's, researchers learned that obesity affects an estimated 45% of dogs in the U.S. Recognizing that dog owners have difficulty putting their overweight pets on a diet, Hill's introduced a complete nutritional system of pre-measured pet food and biscuit packs. The new line, which includes Hill's Prescription Diet Therapeutic Weight Reduction Program, available only through veterinarians, and Science Diet Weight Loss System, sold in specialty pet retail outlets, has been very well received by both veterinarians and consumers.

At Colgate, innovation extends beyond new products to all business functions. In just one example of process innovation, Colgate developed an online proprietary tool that helps orchestrate the timing and consistency of the Company's marketing messages across all media channels.


Colgate
Sensitive Pro-Relief
Colgate
Sensitive Pro-Relief
Colgate
Sensitive Pro-Relief

◀ Greece

Breakthrough Technology Driving Market Share Gains

Providing instant and lasting relief from the pain caused by tooth sensitivity, Colgate Sensitive Pro-Relief toothpaste is driving widespread market share gains for Colgate in the important, fast-growing sensitivity segment. Within just a few months of its launch in Greece, Colgate gained market leadership in the sensitivity segment for the first time ever.

▼ Global

Innovative Formula Winning With Consumers

New Speed Stick and Lady Speed Stick Stainguard deodorants fight the formation of yellow stains on clothing, as well as provide all-day odor and wetness protection, important benefits sought after by both men and women in their underarm products.



ANNE
Speed Stick
Lady Speed Stick

Colgate: **Global Strategies, Local Strength**

Effectiveness And **Efficiency** In Everything


Colgate

Colgate's focus on efficiency is a key driver for generating funds to invest in new product development and marketing activities, while still delivering strong profitability.

One way Colgate is generating significant savings is through business simplification, reducing the number of formulas, packaging, ingredients and sizes of our products. One example is dishwashing liquid, which has been relaunched across Europe using just one cost-efficient, environmentally friendly bottle design for six different Colgate brands. In total, the number of bottles used in the category in Europe was reduced from 21 to 14. In North America, the Company introduced a more concentrated dishwashing liquid formula and also reduced the number of bottle sizes used, resulting in significant savings.

A new process technology in Brazil is allowing Colgate to save more than $2 million annually on purchases of tallow, a key ingredient in bar soap production. Instead of buying high-quality tallow available only from a limited number of suppliers, Colgate developed the ability and capacity in-house to upgrade more widely available lower-cost tallow. As a result, Colgate's high quality standards are maintained at a reduced cost. The process has been so successful, it is being considered by other geographies, as well as being explored for other ingredients.


Colgate
Colgate


Colgate
ant To Last a L

▲ United States

New Logistics Program Generating Significant Savings

A new freight and logistics program in the United States is offering retail customers flexibility and cost transparency by providing incentives to place more efficient orders, such as full truckloads. The program is expected to generate over $5 million in annual savings and will soon be expanded globally.

◀ China

Increasing Efficiency With State-Of-The-Art Plants

Colgate's highly efficient toothbrush plant in Sanxiao, China, is increasing the flexibility and capacity of the Company's global supply chain. The largest toothbrush factory in the world, the new plant produces 1.4 billion brushes per year and adheres to the highest standards of energy efficiency and environmental quality.


natura
Verde

Colgate: **Global Strategies, Local Strength**

Strengthening **Leadership** Worldwide


Colgate

At Colgate, the outstanding personal leadership of employees at all levels of the organization is a significant factor in the Company's ongoing success and strong business results.

Incorporating the Company's global values of Caring, Continuous Improvement and Global Teamwork, Colgate develops leaders through a formal, multifaceted process that includes thorough communication of Colgate's strategies, setting of personal objectives, periodic one-on-one feedback and an understanding of how each individual's work contributes to overall corporate goals.

Fostering open communication among all Colgate people, the Company keeps employees involved by reaching deep into the organization regularly via webcasts, emails, interactive town hall-style meetings, mentoring and providing a variety of online and classroom training courses to strengthen skills.

Leadership also extends to being a leader in caring for communities where Colgate people live and work and where Colgate sells its products. In Argentina, Colgate employees volunteer in schools and at community events and other gatherings to extend the reach of Colgate's "Bright Smiles, Bright Futures" oral health education program. In Vietnam, Colgate is partnering with the Vietnam Dental Association to help improve the oral health of hundreds of thousands of factory employees at industrial parks across the country. The program offers workers free dental checkups, educational oral health materials and access to dental health professionals year round.

▶ France

Designed With You And The Environment In Mind

Natura Verde, a cross-category line of home care products, which contain ingredients of natural origin that are packaged in recyclable bottles made of 60% recycled plastic, is winning with environmentally responsible consumers across Europe. The line includes Ajax cleaners, Palmolive hand dishwashing liquids and Soupline fabric softeners.


78%
FORMAT ECONOMIQUE
=54 lavages
Natura Verde
Soupline
Concentré
Fraîcheur Pure


COLGATE-PALMOLIVE
COLGATE-PALMOLIVE
How to
brush for a bright smile
Colgate
Trust Colgate for strong, healthy teeth

▲ Malawi

Increasing Oral Health Awareness

Colgate strives to promote awareness of good oral health throughout the world. In Malawi, Colgate teamed with the Malawi Ministry of Health during Oral Health Month to help educate children and adults about good oral care habits. The campaign included a powerful televised message that promoted healthy oral care habits and highlighted the Ministry's support of Colgate products.

Colgate's Corporate **Governance** Commitment


Colgate

Governance is an ongoing commitment shared by our Board of Directors, our management and all other Colgate people. At Colgate, we believe strongly that good corporate governance accompanies and greatly aids our long-term business success. This success has been the direct result of Colgate's key business strategies, including its focus on core product categories and global brands, people development programs emphasizing "pay for performance" and the highest business standards. Colgate's Board has been at the center of these key strategies, helping to design and implement them, and seeing that they guide the Company's operations.

Our Board of Directors is independent, experienced and diverse.
The Board believes that an independent director should be free of any relationship with Colgate or its senior management that may in fact or appearance impair the director's ability to make independent judgments, and has adopted strict independence standards based on this principle. Colgate's Board of Directors is comprised entirely of outside independent directors, with the exception of Ian Cook, Chairman, President and CEO. As its present directors exemplify, Colgate also values experience in business, education and public service fields, international experience, educational achievement, strong moral and ethical character and diversity. To further enhance the Board's independence, the independent directors of the Board meet regularly in executive session without the CEO present. These sessions are led by a presiding director, whose role is described in Colgate's Corporate Governance Guidelines. Each independent director serves a one-year term as presiding director in accordance with an established schedule.

Our Board focuses on key business priorities and leadership development.
The Board plays a major role in developing Colgate's business strategy. It reviews the Company's strategic plan and receives detailed briefings throughout the year on critical aspects of its implementation. The Board also has extensive involvement in succession planning and people development with special focus on CEO succession. It discusses potential successors to key executives and examines backgrounds, capabilities and appropriate developmental assignments.

Open communication between and among directors and management fosters effective oversight.
Both inside and outside the boardroom, Colgate's directors have frequent and direct contact with Colgate's management. Key senior managers regularly join the directors during Board meetings and in more informal settings, and together they actively participate in candid discussions of various business issues. Between scheduled Board meetings, directors are invited to, and often do, contact senior managers with questions and suggestions. Communication among the directors is enhanced by the relatively small size of Colgate's Board, which fosters openness and active discussion, and by regular meetings of the independent directors without the CEO present.

Established policies guide governance and business integrity.
First formalized in 1996, Colgate's "Guidelines on Significant Corporate Governance Issues" are reviewed periodically to ensure that they are state-of-the-art. Formal charters define the duties of each Board committee and guide their execution. Colgate's Corporate Governance Guidelines and all Committee Charters are available on Colgate's web site. Additionally, the Board sponsors the Company's Code of Conduct and Business Practices Guidelines, which promote the highest ethical standards in all of the Company's business dealings.

Our Board plays an active role overseeing the integrity of the financial statements of the Company.
The Board is committed to the quality, integrity and transparency of Colgate's financial reports. This commitment is reflected in Colgate's long-standing policies and procedures, including an internal audit group monitoring financial controls worldwide, independent auditors who have a broad mandate and an independent Audit Committee overseeing these areas.

Good governance is the responsibility of all Colgate people.
Colgate people worldwide are committed to living our global values of Caring, Continuous Improvement and Global Teamwork in all aspects of our business. By managing with respect, Colgate people create an environment of open communication, teamwork and personal responsibility. A constant dedication to good governance shapes our Colgate culture and ultimately leads to good business results.

Good governance thrives from continuous improvement.
Each year, the Board evaluates its performance against criteria that the Board has determined are important to its success, including one or more of the following topics: financial oversight, succession planning, executive compensation, strategic planning, corporate governance, compliance and ethics and Board structure and role. Self-evaluations of the Board's committees are also conducted annually. Complementing the Board and committee self-evaluations, the Board has also developed an individual director evaluation process under which directors evaluate their peers every few years. This valuable feedback is shared with each director to identify areas of strength and areas of focus for enhanced effectiveness.

Your Board Of **Directors**

1. Ian Cook
Chairman, President and Chief Executive Officer of Colgate-Palmolive Company. Mr. Cook joined Colgate in the United Kingdom in 1976 and progressed through a series of senior marketing and management roles around the world. He became Chief Operating Officer in 2004, with responsibility for operations in North America, Europe, Asia and Africa. In 2005, Mr. Cook was promoted to President and Chief Operating Officer, responsible for all Colgate operations worldwide. He was elected President and Chief Executive Officer in 2007. Elected director in 2007 and Chairman effective January 1, 2009. Age 58

2. John T. Cahill, **Independent Director**
Industrial Partner, Ripplewood Holdings LLC, a private equity firm, since 2008. Since February 2009, Mr. Cahill has also served as Chairman of Hostess Brands Inc. Previously, Mr. Cahill was Chairman of The Pepsi Bottling Group, Inc. ("PBG"). Mr. Cahill joined PepsiCo, Inc. in 1989 and held multiple senior financial and operating leadership positions there and at PBG. In 2001, he was named Chief Executive Officer of PBG and, from 2003 to 2006, he served as its Chairman and Chief Executive Officer. He was appointed Executive Chairman of PBG in 2006 and held that position until 2007. Elected director in 2005. Age 53

3. Helene D. Gayle, **Independent Director**
President and Chief Executive Officer of CARE USA. Prior to joining CARE in 2006, Dr. Gayle directed the HIV, TB and Reproductive Health Program at the Bill and Melinda Gates Foundation. Dr. Gayle began her career in public health at the U.S. Centers for Disease Control in 1984 and held positions of increasing responsibility over her twenty-year tenure there. Elected director in 2010. Age 55

4. Ellen M. Hancock, **Independent Director**
Former President of Jazz Technologies, Inc. and President and Chief Operating Officer of its predecessor Acquicor Technology Inc. from 2005 to 2007. Mrs. Hancock previously was the Chairman and Chief Executive Officer of Exodus Communications, Inc. from 2000 to 2001, Executive Vice President of R&D and Chief Technology Officer at Apple Computer Inc., Executive Vice President and COO at National Semiconductor, and Senior Vice President at IBM. Elected director in 1988. Age 67

5. Joseph Jimenez, **Independent Director**
Chief Executive Officer of Novartis AG, a global pharmaceutical company, since 2010. Prior to joining Novartis in 2007 as the Head of the Consumer Health Division, Mr. Jimenez was President and CEO of H.J. Heinz's North American and European businesses and held senior leadership positions at ConAgra Grocery Products. Elected director in 2010. Age 51

6. David W. Johnson, **Independent Director,** Retiring
Chairman Emeritus of Campbell Soup Company. Mr. Johnson previously was Chairman of Campbell Soup Company from 1993 to 1999 and served as its President and Chief Executive Officer from 1990 to 1997 and March 2000 to January 2001. From 1987 to 1989, he variously served as Chairman, Chief Executive Officer and President of Gerber Products Company. Elected director in 1991. We sincerely thank Mr. Johnson for two decades of distinguished service to Colgate and extend our best wishes for his retirement. Age 78

7. Richard J. Kogan, **Independent Director**
Former President and Chief Executive Officer of Schering-Plough Corporation from 1996 to 2003. Mr. Kogan was also Chairman of Schering-Plough Corporation from 1998 to 2002. Mr. Kogan became President and Chief Operating Officer of Schering-Plough in 1986. Since 2004, Mr. Kogan has been a principal of the KOGAN Group LLC, which provides consulting services to senior management in the pharmaceutical and other industries. Elected director in 1996. Age 69

8. Delano E. Lewis, **Independent Director**
Interim Dean of International and Border Programs, New Mexico State University since 2010. From 2006 until July 2010, Mr. Lewis was a Senior Fellow at New Mexico State University. He served as U.S. Ambassador to South Africa from December 1999 to July 2001. Mr. Lewis served as the Chief Executive Officer and President of National Public Radio from 1994 to 1998, and President and Chief Executive Officer of Chesapeake & Potomac Telephone Company from 1988 to 1993. Director from 1991 to 1999 and since 2001. Age 72

9. J. Pedro Reinhard, **Independent Director**
Former Executive Vice President and Chief Financial Officer of The Dow Chemical Company ("Dow") from 1995 to 2005. Mr. Reinhard previously held a series of senior international, financial and operating leadership positions at Dow. Since 2006, Mr. Reinhard has served as President of Reinhard & Associates, a financial advisory practice. Elected director in 2006. Age 65

10. Stephen I. Sadove, **Independent Director**
Chairman and Chief Executive Officer of Saks Incorporated ("Saks"). Mr. Sadove joined Saks as Vice Chairman in 2002, serving as Chief Operating Officer from 2004 to 2006. Mr. Sadove has served as Chief Executive Officer of Saks since 2006 and was named Chairman in 2007. Prior to joining Saks, Mr. Sadove held a series of key positions at Bristol-Myers Squibb Company. Elected director in 2007. Age 59

Audit Committee: David W. Johnson, Chair, John T. Cahill, Ellen M. Hancock, Richard J. Kogan

Nominating and Corporate Governance Committee: Delano E. Lewis, Chair, Helene D. Gayle, Ellen M. Hancock, Joseph Jimenez, David W. Johnson, Stephen I. Sadove

Finance Committee: Ellen M. Hancock, Chair, Joseph Jimenez, Richard J. Kogan, Delano E. Lewis, J. Pedro Reinhard

Personnel and Organization Committee: Richard J. Kogan, Chair, John T. Cahill, Deputy Chair, Helene D. Gayle, David W. Johnson, Delano E. Lewis, J. Pedro Reinhard, Stephen I. Sadove


8
4
6
2
1
3
7
5
10
9
Micro Particles of Calcium & Active Fluoride
Colgate
Fluoride Toothpaste
Maximum
Cavity
Protection
Great Regular Flavour

Your **Management** Team


Colgate

*Ian Cook, 58
Chairman, President and Chief Executive Officer

(See biographical information on page 21).

*Michael J. Tangney, 66
Vice Chairman

Mr. Tangney is responsible for Hill's Pet Nutrition and Colgate's South Pacific businesses, and strategic direction of our important Global Shopper Marketing initiative. Mr. Tangney joined Colgate in 1971 and held various U.S. and international management positions in Latin America and Europe. He was appointed to his current position in 2010, having most recently been Chief Operating Officer, Colgate-Europe, Greater Asia and Africa.

*Fabian Garcia, 51
Chief Operating Officer, Europe, Global Marketing, Customer Development, Supply Chain & Technology

Mr. Garcia joined Colgate in 2003 as President, Colgate-Asia Pacific. He was appointed to his current position in 2010, having most recently been EVP, President, Colgate-Latin America & Global Sustainability. Prior to joining Colgate, Mr. Garcia was Senior Vice President of International Operations at the Timberland Company.

*Franck J. Moison, 57
Chief Operating Officer, Emerging Markets

After joining Colgate in France in 1978, Mr. Moison advanced through marketing and management positions in Europe and at the corporate level. He was appointed to his current position in 2010, having most recently been President, Global Marketing, Supply Chain & Technology.

*Dennis Hickey, 62
Chief Financial Officer

Mr. Hickey became CFO in January 2011, having most recently been Colgate's Vice President and Corporate Controller since 1998. Since joining Colgate in 1977, Mr. Hickey has held key financial positions for the Company's European and North American business units, the Corporate Audit unit and a variety of business strategy leadership assignments.

*Andrew D. Hendry, 63
Senior Vice President, General Counsel and Secretary

Mr. Hendry joined Colgate in 1991 from Unisys, where he was Vice President and General Counsel. A graduate of Georgetown University and NYU Law School, Mr. Hendry has also been a corporate attorney at a New York law firm and at Reynolds Metals Company (now part of Alcoa, Inc.).

Manuel Arrese
VP, Global Supply Chain

Daniel Bagley
VP, Global R&D

Andrea Bernard
VP, Global Legal

Joseph M. Bertolini
VP, Global Finance

Mauricio Boscan
VP, Division General Counsel, Colgate-Latin America

Peter Brons-Poulsen
VP & GM, GABA International

Don Buchner
VP, Hill's Pet Nutrition

Nigel B. Burton
President, Global Oral Care, Consumer Insights & Advertising

Marsha Butler
VP, Global Oral Care

Scott Cain
VP, International Tax

Burc Cankat
VP & GM, Colgate-Global Export

James Capraro
VP, Global Information Technology

Antonio Caro
President, Global Customer Development

Wayne Carter
VP, Hill's Pet Nutrition

Jay Cassidy
VP, Audit

Constantina Christopoulou
VP, Global R&D

Martin J. Collins
VP, Global Human Resources

Stephen J. Conboy
VP, Colgate-U.S.

Michael A. Corbo
VP, Global Supply Chain

Mike Crowe
VP, Global Information Technology

*Alec de Guillenchmidt
President, Colgate-Europe

Marianne DeLorenzo
VP, Global Information Technology

Mukul Deoras
VP & GM, Colgate-South Asia Region

Bill DeVizio
VP, Global R&D

Robert W. Dietz
VP, Global Design & Packaging

Catherine Dillane
VP, Colgate-North America

*Victoria Dolan
VP & Corporate Controller

Philip Durocher
VP & GM, Colgate-U.S.

*Hector I. Erezuma
VP, Taxation

Bradley Farr
VP & GM, Colgate-South Africa

James S. Figura
VP, Global Consumer Insights

Jean-Luc Fischer
VP & GM, Colgate-Southern Cone/Latin America

Laura Flavin
VP, Global Human Resources

Nadine Flynn
VP, Global Legal

Stephen J. Fogarty
VP, Global Shopper Marketing

Chester P.W. Fong
VP, Colgate-Greater Asia

Diana Geofroy
VP, Colgate-Latin America

Peggy Gerichter
VP & GM, Colgate-Central American Region

Peter Graylin
VP, Division General Counsel, Colgate-Europe

Tom Greene
VP, Chief Information Officer

Jan Guifarro
VP, Corporate Communications

John Guiney
VP, Colgate-Greater Asia

Julian Gutierrez
VP, Colgate-Europe

Luis Gutierrez
VP & GM, Colgate-West Andean Region/Latin America

Jack J. Haber
VP, Global Advertising & e-Business

Suzan F. Harrison
President, Commercial Business Analytics

Roland Heincke
VP, Colgate-Europe

Raymond Ho
VP, Colgate-Greater Asia

Bob Holland
VP, Ethics & Compliance

Sheila A. Hopkins
VP & GM, Professional Oral Care

Al Horning
VP, Hill's Pet Nutrition

Nina Huffman
VP, Global Legal

Traci Hughes-Velez
VP, Colgate-Africa/ Middle East

*John J. Huston
SVP, Office of The Chairman

N. Jay Jayaraman
VP, Global Oral Care

Scott W. Jeffery, Jr.
President, Colgate-Canada

Malcolm Jones
VP, Global Finance

Joy D. Klemencic
VP, Hill's Pet Nutrition

Raj Kohli
VP, Global R&D

Kostas Kontopanos
President, Hill's Pet Nutrition, U.S.

John Kooyman
VP & GM, Colgate-Iberia

Wojciech Krol
VP & GM, Colgate-Central European Region

Andrea Lagioia
VP & GM, Colgate-France

Leo Laitem
VP, Global R&D

Kim Seng Lim
VP, Colgate-Greater Asia

Diane Loiselle
VP, Hill's Pet Nutrition

Moira Loten
VP, Global Marketing

William H. Lunderman
VP, Global Design & Packaging

Louis Mancinelli
VP, Colgate-Europe

*Daniel B. Marsili
SVP, Global Human Resources

*Ronald T. Martin
VP, Global Sustainability & Social Responsibility

Pablo Mascolo
VP, Colgate-Latin America

Paul McGarry
VP, Global Information Technology

Beth McQuillan
VP, Global Legal

Maria Fernanda Mejia
VP & GM, Global Personal Care

Cesar Melo
VP, Colgate-Europe

Richard Mener
President, Colgate-Africa/ Middle East

Tom Mintel
VP, Global Toothbrush Division

Andrea Motyka
VP, Global R&D

Josue M. Muñoz
VP, Global Supply Chain

Francisco Muñoz Ramirez
VP & GM, Colgate-Russia

Vinod Nambiar
VP & GM, Colgate-Italy

James A. Napolitano
VP, Colgate-U.S.

Jean-Marc Navez
VP, Colgate-France

*Rosemary Nelson
VP, Deputy General Counsel, Operations

Debra Nichols
VP, Hill's Pet Nutrition

Ed Oblon
VP, Hill's Pet Nutrition

Tom O'Brien
Chief Executive Officer, Tom's of Maine

*Elaine Paik
VP & Corporate Treasurer

Ellen Park
VP, Global Legal

Terrell Partee
VP, Global R&D

Chris E. Pedersen
VP & GM, Colgate-South Pacific

Brent Peterson
VP, Global R&D, Supply Chain

Joan Pierce
VP, Global Design & Packaging

Robert C. Pierce
VP, Global R&D

Spencer Pingel
VP, Global Marketing

Hans L. Pohlschroeder
VP, Treasury

Massimo Poli
VP & GM, Colgate-Nordic Group

Ricardo Ramos
VP & GM, Colgate-Brazil

*Katherine Hargrove Ramundo
VP, Deputy General Counsel & Assistant Secretary

Mary Beth Robles
VP, Global R&D

Louis Ruggiere
VP & GM, Hawley & Hazel, Taiwan

Robert Russo
VP, Global Finance

Bernal Saborio
VP & GM, Colgate-Caribbean Region

Jeffrey Salguero
VP, Global Advertising

*Derrick E.M. Samuel
President, Colgate-Greater Asia

Alain Semeneri
VP, Colgate-Europe

Scott Sherwood
VP & GM, Colgate-UK & Ireland

Phil Shotts
VP, Global Finance

James C. Shoultz
VP & GM, Colgate-Mexico

*Justin Skala
President, Colgate-Latin America

Michael Sload
VP, Colgate-U.S.

Scott Smith
VP, Hill's Pet Nutrition

Andreas Somers
VP, Global R&D

Rick Spann
VP, Global Supply Chain

Neil Stout
VP, Global Toothbrush Division

Robert Tatera
VP, Colgate-Africa/ Middle East

*Bina H. Thompson
SVP, Investor Relations

*Neil Thompson
President & CEO, Hill's Pet Nutrition

Linda Topping
VP, Global Supply Chain

Ann Tracy
VP, Hill's Pet Nutrition

Paul Trueax
VP, Colgate-North America

Panagiotis Tsourapas
VP & GM, Global Toothbrush Division

Patricia Verduin
Chief Technology Officer

Lucie Claire Vincent
VP & GM, Colgate-Philippines

Lefteris Vitalis
VP & GM, Colgate-China

Anthony R. Volpe
VP, Global Oral Care

*Noel R. Wallace
President, Colgate-North America & Global Sustainability

LaVada D. Watson
VP, Global R&D

Jerome Webb
VP, Division General Counsel, Colgate-Greater Asia

Richard J. Wienckowski
VP, Hill's Pet Nutrition

David K. Wilcox
VP, Global R&D

Cliff Wilkins
VP, Division General Counsel, Colgate-North America

*Francis M. Williamson
VP, Colgate-Latin America

*Greg Woodson
VP, Chief Ethics & Compliance Officer

Ruben Young
VP & GM, Colgate-Venezuela

Juan Pablo Zamorano
VP & GM, Colgate-Global Home Care

Alberico Zenzola
VP, Colgate-Latin America

Julie A. Zerbe
VP, Global Human Resources

*Corporate Officer

Non-GAAP Reconciliation Of Financial Measures

The following is provided to supplement certain non-GAAP financial measures discussed in the letter to shareholders and the financial highlights section of this report (pages 2-7), both as reported (on a GAAP basis) and excluding the impact of certain items (non-GAAP), as explained below. Management believes these non-GAAP financial measures provide useful supplemental information to investors regarding the underlying business trends and performance of the Company's ongoing operations and are useful for period-over-period comparisons of such operations. The Company uses these financial measures internally in its budgeting process and as a factor in determining compensation. While the Company believes that these non-GAAP financial measures are useful in evaluating the Company's business, this information should be considered as supplemental in nature and is not meant to be considered in isolation or as a substitute for the related financial information prepared in accordance with GAAP. In addition, these non-GAAP financial measures may not be the same as similar measures presented by other companies.

(Dollars in Millions Except Per Share Amounts)	2010				2008			
	Gross Profit Margin	Operating Profit	Net Income	Diluted EPS	Gross Profit Margin	Operating Profit	Net Income	Diluted EPS
As Reported (GAAP)	59.1%	$3,489	$2,203	$4.31	56.3%	$3,101	$1,957	$3.66
Venezuela Hyperinflationary Charge [1]	–	271	271	0.53	–	–	–	–
Termination Benefits [2]	–	86	61	0.12	–	–	–	–
Gain on Sale of Non-Core Product Lines [3]	–	(50)	(30)	(0.06)	–	–	–	–
Tax Initiatives [4]	–	–	(31)	(0.06)	–	–	–	–
Restructuring Charges [5]	–	–	–	–	0.4%	164	113	0.21
Excluding Items (Non-GAAP)	59.1%	$3,796	$2,474	$4.84	56.7%	$3,265	$2,070	$3.87

	2007				2006			
	Gross Profit Margin	Operating Profit	Net Income	Diluted EPS	Gross Profit Margin	Operating Profit	Net Income	Diluted EPS
As Reported (GAAP)	56.2%	$2,720	$1,737	$3.20	54.8%	$2,218	$1,353	$2.46
Restructuring Charges [5]	1.1%	259	184	0.34	1.6%	395	287	0.52
Gain on Sale of Non-Core Product Lines [3]	–	(49)	(29)	(0.05)	–	(47)	(38)	(0.07)
Hill's Voluntary Product Recall [6]	–	14	8	0.01	–	–	–	–
Tax Adjustments [7]	–	–	(74)	(0.14)	–	–	–	–
Pension Settlement Charges [8]	–	15	10	0.02	–	–	–	–
Excluding Items (Non-GAAP)	57.3%	$2,959	$1,836	$3.38	56.4%	$2,566	$1,602	$2.91

1) In 2010, the Company recorded a $271 million one-time charge related to the transition to hyperinflationary accounting in Venezuela as of January 1, 2010.
2) In 2010, the Company recorded a $61 million aftertax charge for termination benefits relating to ongoing overhead reduction initiatives.
3) In 2010, the Company recorded a $30 million aftertax gain on sale of non-core product lines in Latin America. In 2007, the Company recorded a $29 million aftertax gain on sale of a non-core product line in Latin America. In 2006, the Company recorded a $38 million aftertax gain on sale of a non-core product line in Canada.
4) In 2010, the Company recorded a $31 million benefit related to the reorganization of an overseas subsidiary.
5) The restructuring charges relate to the restructuring program that began in the fourth quarter of 2004 and was finalized as of the end of 2008 (the 2004 Restructuring Program). These restructuring charges include separation-related costs, incremental depreciation and asset write-downs, and other costs related to the implementation of the 2004 Restructuring Program.
6) In 2007, the Company recorded an $8 million aftertax charge related to the limited voluntary product recall of certain Hill's feline products.
7) In 2007, the Company recorded $74 million of net tax adjustments consisting of the reduction of a tax loss carryforward valuation allowance in Brazil, partially offset by tax provisions for the recapitalization of certain overseas subsidiaries.
8) In 2007, the Company recorded a $10 million aftertax charge associated with certain pension obligations in accordance with the Compensation – Retirement Benefits Topic of the Financial Accounting Standards Board (FASB) Codification.

Global Financial Review


Brazil
Colgate

UNITED STATES SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549



Received SEC
MAR 25 2011
Washington, DC 20549

FORM 10-K

(Mark One)

☒ **ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**
For the fiscal year ended December 31, 2010

or

☐ **TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**
For the transition period from ______________ to ______________.

Commission File Number 1-644

 **COLGATE-PALMOLIVE** COMPANY

(Exact name of registrant as specified in its charter)

DELAWARE	**13-1815595**
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification No.)
300 Park Avenue, New York, New York	**10022**
(Address of principal executive offices)	(Zip Code)

Registrant's telephone number, including area code 212-310-2000

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Name of each exchange on which registered
Common Stock, $1.00 par value	New York Stock Exchange
4.75% Notes due 2014	New York Stock Exchange

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. Yes ☒ No ☐

Indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or Section 15(d) of the Act. Yes ☐ No ☒

Indicate by check mark whether the registrant: (1) has filed all reports required to be filed by Section 13 or 15 (d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes ☒ No ☐

Indicate by check mark whether the registrant has submitted electronically and posted on its corporate Web site, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T (§232.405) during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files). Yes ☒ No ☐

Indicate by check mark if disclosure of delinquent filers pursuant to Item 405 of Regulation S-K (§229.405) is not contained herein, and will not be contained, to the best of registrant's knowledge, in definitive proxy or information statements incorporated by reference in Part III of this Form 10-K or any amendment to this Form 10-K. ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting company. See the definitions of "large accelerated filer," "accelerated filer" and "smaller reporting company" in Rule 12b-2 of the Exchange Act.

Large accelerated filer ☒	**Accelerated filer ☐**
Non-accelerated filer ☐ (Do not check if a smaller reporting company)	**Smaller reporting company ☐**

Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act). Yes ☐ No ☒

The aggregate market value of Colgate-Palmolive Company Common Stock held by non-affiliates as of June 30, 2010 (the last business day of its most recently completed second quarter) was approximately $38.1 billion.

There were 493,871,199 shares of Colgate-Palmolive Company Common Stock outstanding as of January 31, 2011.

DOCUMENTS INCORPORATED BY REFERENCE:

Documents	Form 10-K Reference
Portions of Proxy Statement for the 2011 Annual Meeting of Stockholders	Part III, Items 10 through 14

Colgate-Palmolive Company
Table of Contents

PART I

ITEM 1. BUSINESS

(a) General Development of the Business

Colgate-Palmolive Company (together with its subsidiaries, the "Company" or "Colgate") is a leading consumer products company whose products are marketed in over 200 countries and territories throughout the world. Colgate was founded in 1806 and incorporated under the laws of the State of Delaware in 1923.

For recent business developments and other information, refer to the information set forth under the captions "Executive Overview and Outlook," "Results of Operations" and "Liquidity and Capital Resources" in Part II, Item 7 of this report.

(b) Financial Information about Segments

Worldwide Net sales and Operating profit by business segment and geographic region during the last three years appear under the caption "Results of Operations" in Part II, Item 7 of this report and in Note 15 to the Consolidated Financial Statements.

(c) Narrative Description of the Business

The Company manages its business in two product segments: Oral, Personal and Home Care; and Pet Nutrition. Colgate is a global leader in Oral Care with the leading toothpaste and manual toothbrush brands throughout many parts of the world according to value share data provided by ACNielsen. Colgate's Oral Care products include Colgate Total and Colgate Max Fresh toothpastes, Colgate 360° manual toothbrushes and Colgate and Colgate Plax mouth rinses. Colgate's Oral Care business also includes dental floss and pharmaceutical products for dentists and other oral health professionals.

Colgate is a leader in many product categories of the Personal Care market with global leadership in liquid hand soap. Colgate's Personal Care products include Palmolive and Softsoap brand shower gels, Palmolive, Irish Spring and Protex bar soaps and Speed Stick and Lady Speed Stick deodorants and antiperspirants. Colgate is the market leader in liquid hand soap in the U.S. with its line of Softsoap brand products according to value share data provided by ACNielsen. Colgate's Personal Care business outside the U.S. also includes Palmolive and Caprice shampoo and conditioners.

Colgate manufactures and markets a wide array of products for Home Care, including Palmolive and Ajax dishwashing liquids, Fabuloso and Ajax household cleaners and Murphy's Oil Soap. Colgate is a market leader in fabric conditioners with leading brands including Suavitel in Latin America and Soupline in Europe.

Sales of Oral, Personal and Home Care products accounted for 43%, 22% and 22%, respectively, of total worldwide sales in 2010. Geographically, Oral Care is a significant part of the Company's business in Greater Asia/Africa, comprising approximately 70% of sales in that region for 2010.

Colgate, through its Hill's Pet Nutrition segment (Hill's), is a world leader in specialty pet nutrition products for dogs and cats with products marketed in over 95 countries around the world. Hill's markets pet foods primarily under two trademarks: Hill's Science Diet, which is sold by authorized pet supply retailers and veterinarians for everyday nutritional needs; and Hill's Prescription Diet, a range of therapeutic products sold by veterinarians and authorized pet supply retailers to help nutritionally manage disease conditions in dogs and cats. Sales of Pet Nutrition products accounted for 13% of the Company's total worldwide sales in 2010.

For more information regarding the Company's worldwide sales by product categories, refer to Notes 1 and 15 to the Consolidated Financial Statements.

Research and Development

Strong research and development capabilities and alliances enable Colgate to support its many brands with technologically sophisticated products to meet consumers' oral, personal, home care and pet nutrition needs. The Company's spending related to research and development activities was $256 million, $256 million and $240 million during 2010, 2009 and 2008, respectively.

Distribution; Raw Materials; Competition; Trademarks and Patents

The Company's products are generally marketed by a direct sales force at individual operating subsidiaries or business units. In some instances, distributors or brokers are used. No single customer accounts for 10% or more of the Company's sales.

Most raw and packaging materials are purchased from other companies and are available from several sources. No single raw or packaging material represents, and no single supplier provides, a significant portion of the Company's total material requirements. For certain materials, however, new suppliers may have to be qualified under industry, government and Colgate standards, which can require additional investment and take some period of time. Raw and packaging material commodities such as resins, tallow, essential oils, tropical oils, corn and soybeans are subject to market price variations.

The Company's products are sold in a highly competitive global marketplace, which has experienced increased trade concentration and the growing presence of large-format retailers and discounters. Products similar to those produced and sold by the Company are available from competitors in the U.S. and overseas. Certain of the Company's competitors are larger and have greater resources than the Company. In addition, private label brands sold by retail trade chains are a source of competition for certain product lines of the Company. Product quality and innovation, brand recognition, marketing capability and acceptance of new products largely determine success in the Company's business segments.

Trademarks are considered to be of material importance to the Company's business. The Company follows a practice of seeking trademark protection in the U.S. and throughout the world where the Company's products are sold. Principal global and regional trademarks include Colgate, Palmolive, Mennen, Speed Stick, Lady Speed Stick, Softsoap, Irish Spring, Protex, Sorriso, Kolynos, Elmex, Tom's of Maine, Ajax, Axion, Fabuloso, Soupline, Suavitel, Hill's Science Diet and Hill's Prescription Diet. The Company's rights in these trademarks endure for as long as they are used and registered. Although the Company actively develops and maintains a portfolio of patents, no single patent is considered significant to the business as a whole.

Environmental Matters

The Company has programs that are designed to ensure that its operations and facilities meet or exceed standards established by applicable environmental rules and regulations. Capital expenditures for environmental control facilities totaled $24 million for 2010. For future years, expenditures are currently expected to be of a similar magnitude. For additional information regarding environmental matters refer to Note 13 to the Consolidated Financial Statements.

Employees

As of December 31, 2010, the Company employed approximately 39,200 employees.

Executive Officers of the Registrant

The following is a list of executive officers as of February 24, 2011:

Name	Age	Date First Elected Officer	Present Title
Ian Cook	58	1996	Chairman of the Board President and Chief Executive Officer
Michael J. Tangney	66	1993	Vice Chairman
Stephen C. Patrick	61	1990	Vice Chairman
Fabian T. Garcia	51	2003	Chief Operating Officer Europe, Global Marketing, Customer Development, Supply Chain and Technology
Franck J. Moison	57	2002	Chief Operating Officer Emerging Markets
Dennis J. Hickey	62	1998	Chief Financial Officer
Andrew D. Hendry	63	1991	Senior Vice President General Counsel and Secretary
Victoria L. Dolan	51	2011	Vice President and Corporate Controller
Elaine Paik	46	2010	Vice President and Corporate Treasurer
Ronald T. Martin	62	2001	Vice President Global Sustainability and Social Responsibility
John J. Huston	56	2002	Senior Vice President Office of the Chairman
Delia H. Thompson	61	2002	Senior Vice President Investor Relations
Hector I. Erezuma	66	2005	Vice President Taxation
Daniel B. Marsili	50	2005	Senior Vice President Global Human Resources
Gregory P. Woodson	59	2007	Vice President Chief Ethics and Compliance Officer
Alexandre de Guillenchmidt	65	2008	President Colgate – Europe
Rosemary Nelson	63	2008	Vice President Deputy General Counsel, Operations and South Pacific
Derrick E.M. Samuel	54	2008	President Colgate – Greater Asia
P. Justin Skala	51	2008	President Colgate – Latin America
Noel R. Wallace	46	2009	President Colgate North America and Global Sustainability
Neil Thompson	55	2009	President and Chief Executive Officer Hill's Pet Nutrition, Inc.
Francis M. Williamson	63	2010	Vice President Finance and Strategic Planning Latin America
Katherine Hargrove Ramundo	43	2011	Vice President Deputy General Counsel, Specialty Groups and North America and Assistant Secretary

Each of the executive officers listed above has served the registrant or its subsidiaries in various executive capacities for the past five years with the exception of Victoria L. Dolan, who joined the Company in 2008 as Vice President, Finance and Strategic Planning, Colgate Europe. Ms. Dolan joined Colgate from Marriott International, Inc. ("Marriott"), where she served as Executive Vice President, Finance and Chief Financial Officer of its vacation ownership division. Prior to joining Marriott in 2000, Ms. Dolan spent nine years at The Coca-Cola Company in several leadership positions that included Chief Financial Officer and Executive Vice President for the Japan division.

Stephen C. Patrick retired as Chief Financial Officer as of December 31, 2010 and was succeeded by Dennis J. Hickey effective January 1, 2011. Prior to becoming Chief Financial Officer, Mr. Hickey served as Vice President and Corporate Controller, a position he assumed in 1998.

Under the Company's By-Laws, the officers of the corporation hold office until their respective successors are chosen and qualified or until they have resigned, retired or been removed by the affirmative vote of a majority of the Board of Directors. There are no family relationships between any of the executive officers, and there is no arrangement or understanding between any executive officer and any other person pursuant to which the executive officer was elected.

(d) Financial Information about Geographic Areas

For financial data by geographic region, refer to the information set forth under the caption "Results of Operations" in Part II, Item 7, of this report and in Note 15 to the Consolidated Financial Statements. For a discussion of risks associated with our international operations, see Item 1A, "Risk Factors."

(e) Available Information

The Company's web site address is www.colgate.com. The information contained on the Company's web site is not included as a part of, or incorporated by reference into, this Annual Report on Form 10-K. The Company makes available, free of charge, on its web site its annual reports on Form 10-K, its quarterly reports on Form 10-Q, its interactive data files posted pursuant to Rule 405 of Regulation S-T, its current reports on Form 8-K and amendments to such reports filed or furnished pursuant to Section 13(a) or 15(d) of the Securities Exchange Act of 1934 (the Exchange Act) as soon as reasonably practicable after the Company has electronically filed such material with, or furnished it to, the United States Securities and Exchange Commission (the SEC). Also available on the Company's web site are the Company's Code of Conduct and Corporate Governance Guidelines, the charters of the Committees of the Board of Directors, reports under Section 16 of the Exchange Act of transactions in Company stock by directors and officers and its proxy statements.

ITEM 1A. RISK FACTORS

Set forth below is a summary of the material risks to an investment in our securities. These risks are not the only ones we face. Additional risks not presently known to us or that we currently deem immaterial may also have an adverse effect on us. If any of the below risks actually occur, our business, results of operations, cash flows or financial condition could suffer, which might cause the value of our securities to decline.

We face risks associated with significant international operations.

We operate on a global basis with approximately 75% of our net sales coming from markets outside the U.S. While geographic diversity helps to reduce the Company's exposure to risks in any one country or part of the world, it also means that we are subject to the full range of risks associated with significant international operations, including, but not limited to:

- changes in exchange rates for foreign currencies, which may reduce the U.S. dollar value of revenues, profitability and cash flows we receive from non-U.S. markets or increase our labor or supply costs, as measured in U.S. dollars, in those markets,
- exchange controls and other limits on our ability to repatriate earnings from overseas,
- political or economic instability or changing macroeconomic conditions in our major markets,

- lack of well-established or reliable legal systems in certain areas where the Company operates,
- foreign ownership restrictions and the potential for nationalization or expropriation of property or other resources, and
- foreign or domestic legal and regulatory requirements, including those resulting in potentially adverse tax consequences or the imposition of onerous trade restrictions or other government controls.

These risks could have a significant impact on our ability to sell our products on a competitive basis in international markets and may have a material adverse effect on our results of operations, cash flows and financial condition. We manage our foreign currency exposure to minimize the impact on earnings of foreign currency rate movements through a combination of cost-containment measures, selling price increases and foreign currency hedging. We cannot provide assurances, however, that these measures will succeed in offsetting any negative impact of foreign currency rate movements on our business and results of operations.

For example, in 2010 our results of operations were adversely impacted by the designation of Venezuela as hyperinflationary and the subsequent currency devaluations in Venezuela. Going forward, another currency devaluation or continued exchange control limitations in Venezuela could have an adverse impact on our results of operations. For additional information regarding the risks associated with our operations in Venezuela, refer to Item 7 "Management's Discussion and Analysis of Financial Condition and Results of Operations – Executive Overview and Outlook" and Note 14 to the Consolidated Financial Statements.

Uncertain global economic conditions and disruptions in the credit markets may adversely affect our business.

Uncertain global economic conditions could adversely affect our business. Recent global economic trends pose challenges to our business and could result in declining revenues, profitability and cash flow. Although we continue to devote significant resources to support our brands, during periods of economic uncertainty consumers may switch to economy brands, which could reduce sales volumes of our products or result in a shift in our product mix from higher margin to lower margin product offerings. Additionally, retailers may increase pressure on our selling prices or increase promotional activity for lower-priced or value offerings as they seek to maintain sales volumes and margins.

While we currently generate significant cash flows from our ongoing operations and have access to global credit markets through our various financing activities, any disruption in the credit markets could limit the availability of credit or the ability or willingness of financial institutions to extend credit, which could adversely affect our liquidity and capital resources or significantly increase our cost of capital. If any financial institutions that are parties to our revolving credit facility supporting our commercial paper program or other financing arrangements, such as interest rate or foreign exchange hedging instruments, were to declare bankruptcy or become insolvent, they may be unable to perform under their agreements with us. This could leave us with reduced borrowing capacity or unhedged against certain interest rate or foreign currency exposures. In addition, tighter credit markets may lead to business disruptions for certain of our suppliers, contract manufacturers or trade customers which could, in turn, adversely impact our business.

Significant competition in our industry could adversely affect our business.

We face vigorous competition around the world, including from other large, multinational companies, some of which have greater resources than we do. We face this competition in several aspects of our business, including, but not limited to, the pricing of products, promotional activities and new product introductions. Such competition also extends to administrative and legal challenges of product claims and advertising. Our ability to compete also depends on the strength of our brands and on our ability to defend our patent, trademark and trade dress rights against legal challenges brought by competitors.

We may be unable to anticipate the timing and scale of such initiatives or challenges by competitors or to successfully counteract them, which could harm our business. In addition, the cost of responding to such initiatives and challenges, both in terms of management time and out-of-pocket expenses, may affect our performance in the relevant period. A failure to compete effectively could adversely affect our growth and profitability.

Changes in the policies of our retail trade customers and increasing dependence on key retailers in developed markets may adversely affect our business.

Our products are sold in a highly competitive global marketplace which has experienced increased trade concentration and the growing presence of large-format retailers and discounters. With the growing trend toward retail trade consolidation, we are increasingly dependent on key retailers, and some of these retailers, including large-format retailers, may have greater bargaining strength than we do. They may use this leverage to demand higher trade discounts, allowances or slotting fees, which could lead to reduced sales or profitability. We may also be negatively affected by changes in the policies of our retail trade customers, such as inventory de-stocking, limitations on access to shelf space, delisting of our products, environmental or sustainability initiatives and other conditions. In addition, private label products sold by retail trade chains, which are typically sold at lower prices than branded products, are a source of competition for certain of our product lines, including liquid hand soap and shower gel.

The growth of our business depends on the successful development and introduction of innovative new products.

Our growth depends on the continued success of existing products as well as the successful development and introduction of innovative new products and line extensions, which face the uncertainty of retail and consumer acceptance and reaction from competitors. In addition, our ability to create new products and line extensions and to sustain existing products is affected by whether we can successfully:

- develop and fund technological innovations,
- receive and maintain necessary patent and trademark protection,
- obtain approvals and registrations of regulated products, including from the U.S. Food and Drug Administration (FDA) and other regulatory bodies in the U.S. and abroad, and
- anticipate consumer needs and preferences.

The failure to develop and launch successful new products could hinder the growth of our business and any delay in the development or launch of a new product could result in the Company not being the first to market, which could compromise our competitive position.

Volatility in material and other costs and our increasing dependence on key suppliers could adversely impact our profitability.

Raw and packaging material commodities such as resins, tallow, essential oils, tropical oils, corn and soybeans are subject to wide price variations. Increases in the costs and availability of these commodities and the costs of energy, transportation and other necessary services may adversely affect our profit margins if we are unable to pass along any higher costs in the form of price increases or otherwise achieve cost efficiencies such as in manufacturing and distribution. In addition, our move to global suppliers for materials and other services in order to achieve cost reductions and simplify our business has resulted in an increasing dependence on key suppliers. For certain materials, new suppliers may have to be qualified under industry, government and Colgate standards, which can require additional investment and take some period of time. While we believe that the supplies of raw materials needed to manufacture our products are adequate, global economic conditions, supplier capacity constraints and other factors could affect the availability of, or prices for, those raw materials.

Damage to our reputation could have an adverse effect on our business.

Maintaining our strong reputation with consumers and our trade partners globally is critical to selling our branded products. Accordingly, we devote significant time and resources to programs designed to protect and preserve our reputation, such as our Ethics and Compliance, Sustainability, Brand Protection and Product Safety, Regulatory and Quality initiatives.

Adverse publicity about product safety or quality, or allegations of product contamination or tampering, whether or not valid, may result in a product recall or reduced demand for our products. A significant product recall could tarnish the image of the affected brands and cause consumers to choose other products.

In addition, from time to time, third parties sell counterfeit versions of our products, which are often inferior or may pose safety risks. As a result, consumers of our brands could confuse our products with these counterfeit products, which could cause them to refrain from purchasing our brands in the future and in turn could impair our brand equity and adversely affect our business.

Similarly, adverse publicity regarding our responses to health concerns, our environmental impacts, including packaging, energy and water use and waste management, or other sustainability issues, whether or not deserved, could jeopardize our reputation. Damage to our reputation or loss of consumer confidence in our products for any of these reasons could have a material adverse effect on our business, as well as require resources to rebuild our reputation.

Our business is subject to regulation in the U.S. and abroad.

Our business is subject to extensive regulation in the U.S. and abroad. Such regulation applies to most aspects of our products, including their development, ingredients, manufacture, packaging, labeling, storage, transportation, distribution, export, import, advertising and sale. Also, our selling practices are regulated by competition law authorities in the U.S. and abroad. U.S. federal authorities, including the Food and Drug Administration (FDA), the Federal Trade Commission, the Consumer Product Safety Commission and the Environmental Protection Agency (EPA), regulate different aspects of our business, along with parallel authorities at the state and local level and comparable authorities overseas.

While it is our policy and practice to comply with all regulatory requirements applicable to our business, a finding that we are in violation of, or out of compliance with, applicable laws or regulations could subject us to civil remedies, including fines, damages, injunctions or product recalls, or criminal sanctions, any of which could have a material adverse effect on our business. Even if a claim is unsuccessful, is without merit or is not fully pursued, the negative publicity surrounding such assertions regarding our products, processes or business practices could adversely affect our reputation and brand image. For information regarding our European competition matters, see Item 3, "Legal Proceedings" and Note 13 to the Consolidated Financial Statements.

In addition, new or more stringent regulations, or more restrictive interpretations of existing regulations, could have a material adverse impact on our business. For example, from time to time, various regulatory authorities and consumer groups in Europe, the U.S. and other countries request or conduct reviews of the use of various ingredients in consumer products. Triclosan, an ingredient used in Colgate Total toothpaste and certain of our liquid and bar soaps, is an example of an ingredient which has undergone reviews by various regulatory authorities around the world. The reviews by regulatory authorities of triclosan and other ingredients continue to support their current uses in our products. However, a finding by a regulatory authority that triclosan, or any other of our ingredients, should not be used in certain consumer products or should otherwise be newly regulated, could have a material adverse impact on our business, as could negative reactions by our consumers, trade customers or non-governmental organizations to our use of such ingredients. Additionally, an inability to timely obtain regulatory approval of new or reformulated products containing alternative ingredients could likewise have a material adverse effect on our business.

Our business is subject to the risks inherent in global manufacturing and sourcing activities.

The Company is engaged in manufacturing and sourcing of products and materials on a global scale. We are subject to the risks inherent in such activities, including, but not limited to:

- industrial accidents or other occupational health and safety issues,
- environmental events,
- strikes and other labor disputes,
- disruptions in logistics,
- loss or impairment of key manufacturing sites,
- raw material and product quality or safety issues,
- natural disasters, acts of war or terrorism and other external factors over which we have no control.

While we have business continuity and contingency plans for key manufacturing sites and the supply of raw materials, significant disruption of manufacturing for any of the above reasons could interrupt product supply and, if not remedied, have an adverse impact on our business. In addition, if our products, or raw materials contained in our products, are found or perceived to be defective or unsafe, we may need to recall some of our products. Such a recall could cause our reputation and brand image to be diminished and, consequently, we could lose market share or become subject to liability claims, any of which could have a material adverse effect on our business.

A failure of a key information technology system could adversely impact the Company's ability to conduct business.

The Company relies extensively on information technology systems, including some which rely on third-party service providers, in order to conduct business. These systems include, but are not limited to, programs and processes relating to communicating within the Company and with other parties, ordering and managing materials from suppliers, converting materials to finished products, shipping products to customers, processing transactions, summarizing and reporting results of operations, complying with regulatory legal or tax requirements and other processes involved in managing the business. Although the Company has network security measures in place, the systems may be vulnerable to computer viruses, security breaches and other similar disruptions from unauthorized users. While the Company has business continuity plans in place, if the systems are damaged or cease to function properly due to any number of causes, including the poor performance or failure of third-party service providers, catastrophic events, power outages, security breaches, network outages, failed upgrades or other similar events, and if the business continuity plans do not effectively resolve such issues on a timely basis, the Company may suffer interruptions in the ability to manage or conduct business which may adversely impact the Company's business.

Our success depends upon our ability to attract and retain key employees and the succession of senior management.

Our success largely depends on the performance of our management team and other key employees. If we are unable to attract and retain talented, highly qualified senior management and other key people, our future operations could be adversely affected. In addition, if we are unable to effectively provide for the succession of senior management, including our Chief Executive Officer, our business may be materially adversely affected. While we follow a disciplined, ongoing succession planning process and have succession plans in place for senior management and other key executives, these do not guarantee that the services of qualified senior executives will continue to be available to us at particular moments in time.

ITEM 1B. UNRESOLVED STAFF COMMENTS

None.

ITEM 2. PROPERTIES

The Company owns or leases approximately 340 properties which include manufacturing, distribution, research and office facilities worldwide. Our corporate headquarters is located in leased property at 300 Park Avenue, New York, New York.

In the U.S., the Company operates approximately 60 properties of which 15 are owned. Major U.S. manufacturing and warehousing facilities used by the Oral, Personal and Home Care segment of our business are located in Morristown, New Jersey; Morristown, Tennessee; and Cambridge, Ohio. The Pet Nutrition segment has major facilities in Bowling Green, Kentucky; Topeka, Kansas; Emporia, Kansas; Commerce, California; and Richmond, Indiana. The primary research center for Oral, Personal and Home Care products is located in Piscataway, New Jersey and the primary research center for Pet Nutrition products is located in Topeka, Kansas. Our global data center is also located in Piscataway, New Jersey.

Overseas, the Company operates approximately 280 properties, of which 72 are owned, in over 70 countries. Major overseas facilities used by the Oral, Personal and Home Care segment of our business are located in Australia, Brazil, China, Colombia, France, Italy, Mexico, Poland, South Africa, Thailand, Venezuela, Vietnam and elsewhere throughout the world. The Pet Nutrition segment has a major facility in the Czech Republic.

All of the facilities we operate are well maintained and adequate for the purpose for which they are intended.

ITEM 3. LEGAL PROCEEDINGS

As a global company serving consumers in more than 200 countries and territories, the Company is routinely subject to a wide range of legal proceedings. These include disputes relating to intellectual property, contracts, product liability, advertising, foreign exchange controls, antitrust and trade regulation, as well as labor and employment, environmental and tax matters.

Brazilian Matters

In 2001, the Central Bank of Brazil sought to impose a substantial fine on the Company's Brazilian subsidiary (approximately $157 million at the current exchange rate) based on alleged foreign exchange violations in connection with the financing of the Company's 1995 acquisition of the Kolynos oral care business from Wyeth (formerly American Home Products) (the Seller), as described in the Company's Form 8-K dated January 10, 1995. The Company appealed the imposition of the fine to the Brazilian Monetary System Appeals Council (the Council), and on January 30, 2007, the Council decided the appeal in the Company's favor, dismissing the fine entirely. However, certain tax and civil proceedings that began as a result of this Central Bank matter are still outstanding as described below.

The Brazilian internal revenue authority has disallowed interest deductions and foreign exchange losses taken by the Company's Brazilian subsidiary for certain years in connection with the financing of the Kolynos acquisition. The tax assessments with interest, at the current exchange rate, approximate $123 million. The Company has been disputing the disallowances by appealing the assessments within the internal revenue authority's appellate process with the following results to date:

- In June 2005, the First Board of Taxpayers ruled in the Company's favor and allowed all of the previously claimed deductions for 1996 through 1998. In March 2007, the First Board of Taxpayers ruled in the Company's favor and allowed all of the previously claimed deductions for 1999 through 2001. The tax authorities appealed these decisions to the next administrative level.
- In August 2009, the First Taxpayers' Council (the next and final administrative level of appeal) overruled the decisions of the First Board of Taxpayers, upholding the majority of the assessments, disallowing a portion of the assessments and remanding a portion of the assessments for further consideration by the First Board of Taxpayers.

The Company has filed a motion for reconsideration with the First Taxpayers' Council and further appeals are available within the Brazilian federal courts. The Company intends to challenge these assessments vigorously. Although there can be no assurances, management believes, based on the opinion of its Brazilian legal counsel and other advisors, that the disallowances are without merit and that the Company should ultimately prevail on appeal, if necessary, in the Brazilian federal courts.

In 2002, the Brazilian Federal Public Attorney filed a civil action against the federal government of Brazil, Laboratorios Wyeth-Whitehall Ltda. (the Brazilian subsidiary of the Seller) and the Company, as represented by its Brazilian subsidiary, seeking to annul an April 2000 decision by the Brazilian Board of Tax Appeals that found in favor of the Seller's Brazilian subsidiary on the issue of whether it had incurred taxable capital gains as a result of the divestiture of Kolynos. The action seeks to make the Company's Brazilian subsidiary jointly and severally liable for any tax due from the Seller's Brazilian subsidiary. Although there can be no assurances, management believes, based on the opinion of its Brazilian legal counsel, that the Company should ultimately prevail in this action. The Company intends to challenge this action vigorously.

In December 2005, the Brazilian internal revenue authority issued to the Company's Brazilian subsidiary a tax assessment with interest and penalties of approximately $73 million, at the current exchange rate, based on a claim that certain purchases of U.S. Treasury bills by the subsidiary and their subsequent disposition during the period 2000 to 2001 were subject to a tax on foreign exchange transactions. The Company is disputing the assessment within the internal revenue authority's administrative appeals process. In October 2007, the Second Board of Taxpayers, which has jurisdiction over these matters, ruled in favor of the internal revenue authority. In January 2008, the Company appealed this decision to the next administrative level. Although there can be no assurances, management believes, based on the advice of its Brazilian legal counsel, that the tax assessment is without merit and that the Company should prevail on appeal either at the administrative level or, if necessary, in the Brazilian federal courts. The Company intends to challenge this assessment vigorously.

European Competition Matters

Since February 2006, the Company has learned that investigations relating to potential competition law violations involving the Company's subsidiaries had been commenced by governmental authorities in the European Union (EU), Belgium, France, Germany, Greece, Italy, The Netherlands, Romania, Spain, Switzerland and the United Kingdom (UK). The Company understands that many of these investigations also involve other consumer goods companies and/or retail customers. While several of the investigations are ongoing, there have been the following results to date:

- In February 2008, the federal competition authority in Germany imposed fines on four of the Company's competitors, but the Company was not fined due to its cooperation with the German authorities.
- In November 2009, the UK Office of Fair Trading informed the Company that it was no longer pursuing its investigation of the Company.
- In December 2009, the Swiss competition law authority imposed a fine of $5 million on the Company's GABA subsidiary for alleged violations of restrictions on parallel imports into Switzerland. The Company is appealing the fine in the Swiss courts.
- In January 2010, the Spanish competition law authority found that four suppliers of shower gel had entered into an agreement regarding product down-sizing, for which Colgate's Spanish subsidiary was fined $3 million. The Company is appealing the fine in the Spanish courts.
- In December 2010, the Italian competition law authority found that 16 consumer goods companies, including the Company's Italian subsidiary, exchanged competitively sensitive information in the cosmetics sector, for which the Company's Italian subsidiary was fined $3 million. The Company is appealing the fine in the Italian courts.
- While the investigations of the Company's Romanian subsidiary by the Romanian competition authority have been closed since May 2009, a complainant has petitioned the court to reopen one of the investigations.

Currently, formal claims of violations, or statements of objections, are pending against the Company as follows:

- The French competition authority alleges agreements on pricing and promotion of heavy duty detergents among four consumer goods companies, including the Company's French subsidiary.
- The French competition authority alleges violations of competition law by three pet food producers, including the Company's Hill's France subsidiary, focusing on exclusivity arrangements.
- The Dutch competition authority alleges that six companies, including the Company's Dutch subsidiary, engaged in concerted practices and exchanged sensitive information in the cosmetics sector.
- The German competition authority alleges in an investigation related to the one resolved in February 2008 that 17 branded goods companies, including the Company's German subsidiary, exchanged sensitive information related to the German market.

The Company has responded, or will have an opportunity to respond, to each of these formal claims of violations. Investigations are ongoing in the EU, Belgium, France and Greece, but no formal claims of violations have been filed in these jurisdictions except in France as noted above.

The Company's policy is to comply with antitrust and competition laws and, if a violation of any such laws is found, to take appropriate remedial action and to cooperate fully with any related governmental inquiry. The Company has undertaken a comprehensive review of its selling practices and related competition law compliance in Europe and elsewhere and, where the Company has identified a lack of compliance, it has undertaken remedial action. Competition and antitrust law investigations often continue for several years and can result in substantial fines for violations that are found. Such fines, depending on the gravity and duration of the infringement as well as the value of the sales involved, have amounted, in some cases, to hundreds of millions of dollars. While the Company cannot predict the final financial impact of these competition law issues as these matters may change, the Company has taken and will, as necessary, take additional reserves as and when appropriate.

ERISA Matters

In October 2007, a putative class action claiming that certain aspects of the cash balance portion of the Colgate-Palmolive Company Employees' Retirement Income Plan (the Plan) do not comply with the Employee Retirement Income Security Act was filed against the Plan and the Company in the United States District Court for the Southern District of New York. Specifically, Proesel, et al. v. Colgate-Palmolive Company Employees' Retirement Income Plan, et al. alleges improper calculation of lump sum distributions, age discrimination and failure to satisfy minimum accrual requirements, thereby resulting in the underpayment of benefits to Plan participants. Two other putative class actions filed earlier in 2007, Abelman, et al. v. Colgate-Palmolive Company Employees' Retirement Income Plan, et al., in the United States District Court for the Southern District of Ohio, and Caufield v. Colgate-Palmolive Company Employees' Retirement Income Plan, in the United States District Court for the Southern District of Indiana, both alleging improper calculation of lump sum distributions and, in the case of Abelman, claims for failure to satisfy minimum accrual requirements, were transferred to the Southern District of New York and consolidated with Proesel into one action, In re Colgate-Palmolive ERISA Litigation. The complaint in the consolidated action alleges improper calculation of lump sum distributions and failure to satisfy minimum accrual requirements, but does not include a claim for age discrimination. The relief sought includes recalculation of benefits in unspecified amounts, pre- and post-judgment interest, injunctive relief and attorneys' fees. This action has not been certified as a class action as yet. The parties are in discussions via non-binding mediation to determine whether the action can be settled. The Company and the Plan intend to contest this action vigorously should the parties be unable to reach a settlement.

While it is possible that the Company's cash flows and results of operations in a particular quarter or year could be materially affected by the impact of the above-noted contingencies, it is the opinion of management that these matters will not have a material impact on the Company's financial position, ongoing results of operations or cash flows.

ITEM 4. [Removed and Reserved].

PART II

ITEM 5. MARKET FOR REGISTRANT'S COMMON EQUITY, RELATED STOCKHOLDER MATTERS AND ISSUER PURCHASES OF EQUITY SECURITIES

For information regarding the market for the Company's common stock, including quarterly market prices and dividends, refer to "Market and Dividend Information." For information regarding the number of common shareholders of record refer to "Historical Financial Summary." For information regarding the securities authorized for issuance under our equity compensation plans, refer to "Security Ownership of Certain Beneficial Owners and Management and Related Stockholder Matters" included in Item 12 of this report.

As a result of recent rules issued by the Internal Revenue Service related to employer stock held in defined contribution plans, the Company issued a notice of redemption with respect to the 2,405,192 shares of Preference stock outstanding on December 29, 2010. At the direction of the Company's Employee Stock Ownership Plan trustee, the preference shares were converted into 19,241,536 shares of common stock. The common stock for the conversion was issued from treasury shares.

Issuer Purchases of Equity Securities

On February 4, 2010, the Company's Board of Directors (the Board) authorized a share repurchase program (the 2010 Program). The 2010 Program authorizes the repurchase of up to 40 million shares of the Company's common stock. The Board's authorization also provides for share repurchases on an ongoing basis to fulfill certain requirements of the Company's compensation and benefit programs. The shares are repurchased from time to time in open market transactions or privately negotiated transactions at the Company's discretion, subject to market conditions, customary blackout periods and other factors.

The following table shows the stock repurchase activity for each of the three months in the quarter ended December 31, 2010:

Month	Total Number of Shares Purchased[1]	Average Price Paid per Share	Total Number of Shares Purchased as Part of Publicly Announced Plans or Programs[2]	Maximum Number of Shares that May Yet be Purchased Under Publicly Announced Plans or Programs
October 1 through 31, 2010	701,434	$ 75.96	650,000	23,929,520
November 1 through 30, 2010	3,743,989	$ 77.54	3,700,000	20,229,520
December 1 through 31, 2010	3,767,026	$ 79.53	3,695,000	16,534,520
Total	8,212,449	$ 78.32	8,045,000	

(1) Includes share repurchases under the 2010 Program and those associated with certain employee elections under the Company's compensation and benefit programs.

(2) The difference between the total number of shares purchased and the total number of shares purchased as part of publicly announced plans or programs is 167,449 shares, all of which relate to shares deemed surrendered to the Company to satisfy certain employee elections under its compensation benefit programs.

ITEM 6. SELECTED FINANCIAL DATA

Refer to the information set forth under the caption "Historical Financial Summary."

ITEM 7. MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

Executive Overview and Outlook

Colgate-Palmolive Company seeks to deliver strong, consistent business results and superior shareholder returns by providing consumers on a global basis with products that make their lives healthier and more enjoyable.

To this end, the Company is tightly focused on two product segments: Oral, Personal and Home Care; and Pet Nutrition. Within these segments, the Company follows a closely defined business strategy to develop and increase market leadership positions in key product categories. These product categories are prioritized based on their capacity to maximize the use of the organization's core competencies and strong global equities and to deliver sustainable long-term growth.

Operationally, the Company is organized along geographic lines with management teams having responsibility for the business and financial results in each region. The Company competes in more than 200 countries and territories worldwide with established businesses in all regions contributing to the Company's sales and profitability. This geographic diversity and balance help to reduce the Company's exposure to business and other risks in any one country or part of the world.

The Oral, Personal and Home Care segment is operated through four reportable operating segments: North America, Latin America, Europe/South Pacific and Greater Asia/Africa, all of which sell to a variety of retail and wholesale customers and distributors. The Company, through Hill's Pet Nutrition, also competes on a worldwide basis in the pet nutrition market, selling its products principally through specialty pet retailers and the veterinary profession.

On an ongoing basis, management focuses on a variety of key indicators to monitor business health and performance. These indicators include market share, sales (including volume, pricing and foreign exchange components), organic sales growth (Net sales growth excluding the impact of foreign exchange, acquisitions and divestments), gross profit margin, operating profit, net income and earnings per share, as well as measures used to optimize the management of working capital, capital expenditures, cash flow and return on capital. The monitoring of these indicators, and the Company's corporate governance practices (including the Company's Code of Conduct), help to maintain business health and strong internal controls.

To achieve its business and financial objectives, the Company focuses the organization on initiatives to drive and fund growth. The Company seeks to capture significant opportunities for growth by identifying and meeting consumer needs within its core categories, through its focus on innovation and the deployment of valuable consumer and shopper insights in the development of successful new products regionally, which are then rolled out on a global basis. To enhance these efforts, the Company has developed key initiatives to build strong relationships with consumers, dental and veterinary professionals and retail customers. Growth opportunities are greater in those areas of the world in which economic development and rising consumer incomes expand the size and number of markets for the Company's products.

The investments needed to fund this growth are developed through continuous, Company-wide initiatives to lower costs and increase effective asset utilization through which the Company seeks to become even more effective and efficient throughout its businesses. The Company also continues to prioritize its investments toward its higher margin businesses, specifically Oral Care, Personal Care and Pet Nutrition.

As disclosed in "Item 1A. Risk Factors", with approximately 75% of its Net sales generated outside of the United States, the Company is exposed to changes in economic conditions and foreign currency exchange rates, as well as political uncertainty in some countries, all of which could impact future operating results.

(Dollars in Millions Except Per Share Amounts)

In particular, as a result of the devaluations of the Venezuelan bolivar fuerte, described more fully in Note 14 to the Consolidated Financial Statements, the local currency operations of the Company's Venezuelan subsidiary (CP Venezuela) now translate into fewer U.S. dollars, which had, and will continue to have, an adverse effect on the Company's reported results. The Company has taken, and continues to take, actions to mitigate the impact of both devaluations on its operations. Additionally, the Venezuelan government continues to impose currency exchange controls and during 2010 a new currency market was established which replaced the free-floating parallel market. Although CP Venezuela continues to have limited access to U.S. dollars at the official rate and currently only for imported goods, under the current restrictions, it is not permitted to access the new currency market. The Company's business in Venezuela and our ability to repatriate its earnings continue to be negatively affected by these difficult conditions and would be further negatively affected by additional devaluations or the imposition of additional currency exchange controls. For the year ended December 31, 2010, CP Venezuela represented 4% of the Company's consolidated Net sales. At December 31, 2010, CP Venezuela's monetary local currency net asset position was approximately $200.

Looking forward, we expect global macroeconomic and market conditions to remain highly challenging. While the global marketplace in which we operate has always been highly competitive, the Company has recently experienced heightened competitive activity in certain markets from other large multinational companies, some of which may have greater resources than we do. Such activities have included more aggressive product claims and marketing challenges, as well as increased promotional spending. Additionally, we have experienced a sharp rise in commodity costs. While the Company has taken, and will continue to take, measures to address the heightened competitive activity and increased commodity costs, should these conditions persist, they could adversely affect the Company's future results.

The Company believes it is well prepared to meet the challenges ahead due to its strong financial condition, experience operating in challenging environments and continued focus on the Company's strategic initiatives: getting closer to the consumer, the profession and customers; effectiveness and efficiency in everything; innovation everywhere; and leadership. This focus, together with the strength of the Company's global brand names and its broad international presence in both mature and emerging markets, should position the Company well to increase shareholder value over the long-term.

Results of Operations

Net Sales

Worldwide Net sales were $15,564 in 2010, up 1.5% from 2009 as volume growth of 3.0% and level selling prices were partially offset by a negative foreign exchange impact of 1.5%. Worldwide organic sales (Net sales excluding the impact of foreign exchange, acquisitions and divestments) grew 3.0% in 2010.

Net sales in the Oral, Personal and Home Care segment were $13,484 in 2010, up 2.0% from 2009, as volume growth of 4.0% and level selling prices were partially offset by a negative foreign exchange impact of 2.0%. Organic sales in the Oral, Personal and Home Care segment grew 4.0% in 2010.

Net sales in Hill's Pet Nutrition were $2,080 in 2010, down 2.5% from 2009 as 2.0% volume declines and net selling price decreases of 1.5% were partially offset by a 1.0% positive impact of foreign exchange. Organic sales in Hill's Pet Nutrition decreased 3.5% in 2010.

Worldwide Net sales were $15,327 in 2009, level with 2008 as volume growth of 0.5% and net selling price increases of 6.0% were offset by a negative foreign exchange impact of 6.5%. Worldwide organic sales grew 6.5% in 2009.

(Dollars in Millions Except Per Share Amounts)

Gross Profit

Worldwide gross profit margin was 59.1% in 2010, 58.8% in 2009 and 56.3% in 2008. The gross profit margin increase in 2010 was due to a continued focus on cost-saving initiatives, partially offset by rising commodity costs and negative foreign exchange.

The gross profit margin increase in 2009 was driven by higher pricing, a continued focus on cost-saving initiatives, and the absence of charges related to the 2004 Restructuring Program, partially offset by a negative foreign exchange impact and costs related to the remeasurement of liabilities related to inventory purchases in Venezuela. During 2008, restructuring and implementation-related charges incurred under the 2004 Restructuring Program included in Cost of sales were $59. The 2004 Restructuring Program lowered the reported gross profit margin by 40 bps in 2008. Excluding the impact of the 2004 Restructuring Program, gross profit margin was 56.7% in 2008.

Selling, General and Administrative Expenses

Selling, general and administrative expenses as a percentage of Net sales were 34.8% in 2010, 34.5% in 2009 and 35.4% in 2008. The 30 bps increase in 2010 was primarily due to higher advertising spending (60 bps), partially offset by the impact of cost-saving initiatives. The 90 bps decrease in 2009 was driven primarily by the absence of charges related to the 2004 Restructuring Program in 2009, lower advertising spending (80 bps) and a continued focus on cost-saving initiatives, partially offset by higher pension and benefit costs. In 2008, Selling, general and administrative expenses included $81 (0.5% of Net sales) of charges related to the 2004 Restructuring Program.

Other (Income) Expense, Net

Other (income) expense, net was $301, $111 and $103 in 2010, 2009 and 2008, respectively. The components of Other (income) expense, net are presented below:

Other (income) expense, net	2010	2009	2008
Amortization of intangible assets	$ 22	$ 22	$ 19
Venezuela hyperinflationary transition charge	271	—	—
Gain from remeasurement of Venezuelan balance sheet	(10)	—	—
Remeasurement of certain liabilities in Venezuela	—	27	—
Termination benefits	86	—	—
Gain on sales of non-core product lines	(50)	(5)	—
Investment losses (income)	—	—	25
Legal and environmental matters	(3)	27	23
Asset impairments	5	16	—
Equity (income)	(5)	(5)	(4)
2004 Restructuring Program	—	—	24
Other, net	(15)	29	16
Total Other (income) expense, net	$ 301	$ 111	$ 103

(Dollars in Millions Except Per Share Amounts)

Operating Profit

In 2010, Operating profit decreased 3% to $3,489 from $3,615 in 2009, reflecting the one-time charge related to the transition to hyperinflationary accounting in Venezuela, termination benefits, higher advertising spending and the negative impact of foreign exchange, partially offset by the gain on sales of non-core product lines and a continued focus on cost-saving initiatives. In 2009, Operating profit increased 17% from $3,101 in 2008. Excluding the impact of the one-time charge related to the transition to hyperinflationary accounting in Venezuela, the 2004 Restructuring Program and other items set forth below, Operating profit increased 5% in 2010 and 11% in 2009 as follows:

	2010	2009	% Change	2008	% Change
Operating profit, GAAP	$ 3,489	$ 3,615	(3%)	$ 3,101	17%
Venezuela hyperinflationary transition charge	271	—		—	
Termination benefits	86	—		—	
Gain on sales of non-core product lines	(50)	—		—	
2004 Restructuring Program	—	—		164	
Operating profit, non-GAAP	$ 3,796	$ 3,615	5%	$ 3,265	11%

Interest Expense, Net

Interest expense, net was $59 in 2010 compared with $77 in 2009 and $96 in 2008. The decrease in Interest expense, net from 2009 to 2010 was due to lower average interest rates. The decrease in Interest expense, net from 2008 to 2009 was due to lower average interest rates and lower debt levels.

Income Taxes

The effective income tax rate was 32.6% in 2010 and 32.2% in both 2009 and 2008 and all years benefited from global tax strategies. The impact on the Company's effective income tax rate of the one-time charge related to the transition to hyperinflationary accounting in Venezuela and other items in 2010 was as follows:

Effective income tax rate, as reported	32.6%
Transition to hyperinflationary accounting in Venezuela	(2.4)
Termination benefits	(0.1)
Sales of non-core product lines	(0.1)
Remeasurement of Venezuelan balance sheet and lower taxes on unpaid remittances	1.5
Reorganization of an overseas subsidiary	0.8
Effective income tax rate, Non-GAAP	32.3%

Net Income attributable to Colgate-Palmolive Company

Net income attributable to Colgate-Palmolive Company was $2,203, or $4.31 per share on a diluted basis in 2010 compared with $2,291, or $4.37 per share on a diluted basis in 2009 and $1,957 or $3.66 per share in 2008. In 2010, Net income attributable to Colgate-Palmolive Company included the $271 ($0.53 per share) one-time charge related to the transition to hyperinflationary accounting in Venezuela, $61 in aftertax charges ($0.12 per share) for termination benefits, a $30 ($0.06 per share) aftertax gain from the sale of non-core product lines in Latin America and a $31 ($0.06 per share) aftertax gain related to the reorganization of an overseas subsidiary.

Net income attributable to Colgate-Palmolive Company in 2008 included $113 ($0.21 per share) of charges related to the Company's 2004 Restructuring Program.

(Dollars in Millions Except Per Share Amounts)

Segment Results

The Company markets its products in over 200 countries and territories throughout the world in two distinct business segments: Oral, Personal and Home Care; and Pet Nutrition. The Company evaluates segment performance based on several factors, including Operating profit. The Company uses Operating profit as a measure of the operating segment performance because it excludes the impact of corporate-driven decisions related to interest expense and income taxes.

Worldwide Net Sales by Business Segment and Geographic Region

	2010	2009	2008
Oral, Personal and Home Care			
North America	$ 3,005	$ 2,950	$ 2,852
Latin America	4,261	4,319	4,088
Europe/South Pacific	3,220	3,271	3,582
Greater Asia/Africa	2,998	2,655	2,660
Total Oral, Personal and Home Care	13,484	13,195	13,182
Pet Nutrition	2,080	2,132	2,148
Total Net sales	$ 15,564	$ 15,327	$ 15,330

Worldwide Operating Profit by Business Segment and Geographic Region

	2010	2009	2008
Oral, Personal and Home Care			
North America	$ 884	$ 843	$ 689
Latin America	1,295	1,360	1,181
Europe/South Pacific	742	748	746
Greater Asia/Africa	767	631	527
Total Oral, Personal and Home Care	3,688	3,582	3,143
Pet Nutrition	559	555	542
Corporate	(758)	(522)	(584)
Total Operating profit	$ 3,489	$ 3,615	$ 3,101

North America

Net sales in North America increased 2.0% in 2010 to $3,005 as a result of 3.5% volume growth and a 1.0% positive impact of foreign exchange, partially offset by 2.5% net selling price decreases. Organic sales in North America grew 1.0% in 2010. Products contributing to growth in oral care included Colgate Triple Action, Colgate Sensitive MultiProtection and Colgate Total toothpastes, Colgate 360° ActiFlex, Colgate Max White and Colgate Extra Clean manual toothbrushes and the Colgate Wisp mini-brush. Products contributing to growth in other categories included Softsoap Body Butter Mega Moisture and Irish Spring Intensify body washes, Speed Stick Stainguard deodorant and Fabuloso Aroma Sensations liquid cleaner. Net sales in North America increased 3.5% in 2009 to $2,950 as a result of 4.0% volume growth and level selling prices, partially offset by a 0.5% negative impact of foreign exchange. Organic sales in North America grew 4.0% in 2009.

Operating profit in North America increased 5% to $884 in 2010 due to sales growth and cost-saving initiatives, partially offset by increased promotional investments. In 2009, Operating profit in North America increased 22% to $843 due to sales growth, cost-saving initiatives and lower raw and packaging material costs.

(Dollars in Millions Except Per Share Amounts)

Latin America

Net sales in Latin America decreased 1.5% in 2010 to $4,261, as 2.0% volume growth and net selling price increases of 5.5% were more than offset by a 9.0% negative impact of foreign exchange. Organic sales in Latin America grew 7.5% in 2010. Volume gains achieved in Mexico, Colombia, Ecuador, Dominican Republic and Central America were partially offset by volume declines in Venezuela. Products contributing to growth in oral care included Colgate Sensitive Pro-Relief and Colgate Total toothpastes, Colgate 360° ActiFlex, Colgate Twister and Colgate Zig Zag manual toothbrushes and Colgate Plax Whitening Tartar Control and Colgate Plax Complete Care mouthwashes. Products contributing to growth in other categories included Palmolive Naturals Yogurt and Almond Oil and Palmolive Natural Perfect Tone bar soaps, Lady Speed Stick Waterproof and Speed Stick Extreme deodorants and Protex Propolis bar soap. In 2009, Net sales in Latin America increased 5.5% to $4,319 as a result of 3.0% volume growth and net selling price increases of 13.5%, partially offset by an 11.0% negative impact of foreign exchange. Organic sales in Latin America grew 16.5% in 2009.

Operating profit in Latin America decreased 5% in 2010 to $1,295, as higher raw and packaging material costs, higher advertising spending and increased promotional investments were partially offset by cost-saving initiatives. In 2009, Operating profit in Latin America increased 15% to $1,360 as a result of sales growth and cost-saving initiatives.

Europe/South Pacific

Net sales in Europe/South Pacific decreased 1.5% in 2010 to $3,220 as volume growth of 2.0% was more than offset by net selling price decreases of 3.0% and a 0.5% negative impact of foreign exchange. Organic sales in Europe/South Pacific declined 1.0% in 2010. Volume gains in the GABA business, the United Kingdom, Australia and Denmark were partially offset by volume declines in Romania, Portugal, Greece and France. Products contributing to growth in oral care included Colgate Sensitive Pro-Relief, Colgate Sensitive Pro-Relief Whitening, elmex Sensitive Professional and Colgate Max White One toothpastes, Colgate 360° ActiFlex manual toothbrush, Colgate 360° ActiFlex Sonic Power battery powered toothbrush and Colgate Plax Ice mouth rinse. Products contributing to growth in other categories included Palmolive Nutra-Fruit shower crème and the Natura Verde line of home care products. In 2009, Net sales in Europe/South Pacific decreased 8.5% to $3,271 as net selling price increases of 0.5% were more than offset by 0.5% in volume declines and an 8.5% negative impact of foreign exchange. The 2008 divestment of a non-core brand in Germany impacted sales growth for 2009 by 0.5% versus 2008. Excluding the impact of this divestment, Net sales decreased 8.0% in 2009 and volume was level with 2008. Organic sales in Europe/South Pacific grew 0.5% in 2009.

Operating profit in Europe/South Pacific decreased 1% in 2010 to $742, as a continued focus on cost-saving initiatives was more than offset by negative sales growth, higher advertising spending and increased promotional investments. In 2009, Operating profit in Europe/South Pacific was level at $748, as a continued focus on cost-saving initiatives, lower advertising spending and lower raw and packaging material costs offset the negative impact of foreign exchange.

Greater Asia/Africa

Net sales in Greater Asia/Africa increased 13.0% in 2010 to $2,998 as volume growth of 10.5% and a 4.0% positive impact of foreign exchange were partially offset by net selling price decreases of 1.5%. Organic sales in Greater Asia/Africa grew 9.0% in 2010. Volume gains were led by the Greater China region, India, Thailand, Philippines, Malaysia, Turkey and Russia. Products driving oral care growth included Colgate Sensitive Pro-Relief, Colgate Sensitive Pro-Relief Whitening, Colgate Total and Colgate Herbal Salt toothpastes, Colgate 360° ActiFlex, Colgate Massager and Colgate Twister Gum Care manual toothbrushes and Colgate Plax Complete Care mouthwash. Products contributing to growth in other categories included Lady Speed Stick Breathing Skin and Mennen Speed Stick Breathe and Protect deodorants. In 2009, Net sales in Greater Asia/Africa were level at $2,655 as volume growth of 2% and net selling prices of 6.0% were offset by a 8.0% negative impact of foreign exchange. Organic sales in Greater Asia/Africa grew 8.0% in 2009.

Operating profit in Greater Asia/Africa increased 22% in 2010 to $767, reflecting higher sales growth and cost-saving initiatives, partially offset by higher advertising spending. In 2009, Operating profit in Greater Asia/Africa increased 20% to $631, reflecting higher pricing, lower raw and packaging material costs and cost-saving initiatives.

(Dollars in Millions Except Per Share Amounts)

Hill's Pet Nutrition

Net sales for Hill's Pet Nutrition decreased 2.5% in 2010 to $2,080 as 2.0% volume declines and 1.5% net selling price decreases were partially offset by a 1.0% positive impact of foreign exchange. Organic sales in Hill's Pet Nutrition declined 3.5% in 2010. Volume declined in the U.S., Russia, Japan, the Nordic countries, France and Germany, while volume gains were achieved in Australia and South Africa. Volume was negatively impacted as a result of heightened competitive activity and in part due to residual effects of price increases taken in late 2008 and early 2009 in response to significantly higher commodity costs. The Company has taken steps to adjust on-shelf product pricing and sizing and this, combined with the introduction of innovative new products, has resulted in increased unit consumption towards the end of 2010 as compared to the prior year. Successful new products within the U.S. included Science Diet Small and Toy Breed Canine, Science Diet Healthy Mobility Canine, Science Diet Weight Loss System and Prescription Diet Therapeutic Weight Reduction Program. Successful products contributing to international sales included Science Diet Small and Toy Breed Canine, Science Diet Senior Advanced Canine and Feline, Science Plan Sterilized Cat and Science Plan VetEssentials Canine and Feline. In 2009, Net sales for Hill's Pet Nutrition decreased 0.5% to $2,132 as 8.5% net selling price increases were more than offset by 7.5% volume declines and a 1.5% negative impact of foreign exchange. Organic sales in Hill's Pet Nutrition grew 1.0% in 2009.

Operating profit for Hill's Pet Nutrition increased 1% to $559 in 2010 due to cost-saving initiatives and lower raw and packaging material costs. In 2009, Operating profit increased 2% to $555 due to higher pricing, lower raw and packaging material costs and cost-saving initiatives.

Corporate

Operating profit (loss) for the Corporate segment was ($758), ($522) and ($584) in 2010, 2009 and 2008, respectively. Corporate operations include Corporate overhead costs, research and development costs, stock-based compensation expense related to stock options and restricted stock awards, restructuring and related implementation costs and gains and losses on sales of non-core product lines and assets. The components of Operating profit (loss) for the Corporate segment are presented below:

	2010	2009	2008
Venezuela hyperinflationary transition charge	$ (271)	$ —	$ —
Termination benefits	(86)	—	—
Gain on sales of non-core product lines	50	—	—
2004 Restructuring Program	—	—	(164)
Corporate overhead costs and other, net	(451)	(522)	(420)
Total Corporate Operating profit (loss)	$ (758)	$ (522)	$ (584)

(Dollars in Millions Except Per Share Amounts)

Corporate Operating profit (loss) in 2010 showed an increased loss as compared to 2009, primarily due to the one-time charge related to the transition to hyperinflationary accounting in Venezuela and termination benefits, primarily relating to ongoing overhead reduction initiatives at Hill's of $48 and in Europe of $29, partially offset by the gain on sales of non-core product lines in Latin America and a decrease in Corporate overhead costs. Corporate Operating profit (loss) in 2009 showed a decreased loss as compared to 2008, primarily due to charges related to the 2004 Restructuring Program in 2008, offset by higher Corporate overhead costs, primarily pension and benefit costs.

For additional information regarding the Company's 2004 Restructuring Program, refer to "Restructuring and Related Implementation Charges" below and Note 4 to the Consolidated Financial Statements.

Non-GAAP Financial Measures

Net sales growth, both worldwide and in relevant geographic divisions, is discussed in this Annual Report on Form 10-K both on a GAAP basis and excluding divestments (non-GAAP). Management believes this non-GAAP financial measure provides useful supplemental information to investors as it allows comparisons of Net sales growth from ongoing operations. This Annual Report on Form 10-K also discusses organic sales growth (Net sales growth excluding the impact of foreign exchange, acquisitions and divestments) (non-GAAP). Management believes this measure provides investors with useful supplemental information regarding the Company's underlying sales trends by presenting sales growth excluding the external factor of foreign exchange, as well as the impact of acquisitions and divestments.

Worldwide Gross profit margin, Operating profit and the effective tax rate are discussed in this Annual Report on Form 10-K both on a GAAP basis and excluding the impact of the one-time charge related to the transition to hyperinflationary accounting in Venezuela as of January 1, 2010, the 2004 Restructuring Program and certain other items described above (non-GAAP). Management believes these measures provide investors with useful supplemental information regarding the Company's underlying business trends and performance of the Company's ongoing operations and are useful for period-over-period comparisons of such operations.

The Company uses the above financial measures internally in its budgeting process and as a factor in determining compensation. While the Company believes that these non-GAAP financial measures are useful in evaluating the Company's business, this information should be considered as supplemental in nature and is not meant to be considered in isolation or as a substitute for the related financial information prepared in accordance with GAAP. In addition, these non-GAAP financial measures may not be the same as similar measures presented by other companies.

Restructuring and Related Implementation Charges

The Company's four-year restructuring and business building program (the 2004 Restructuring Program) to enhance the Company's global leadership position in its core businesses was finalized as of December 31, 2008. There were no charges incurred in the years ended December 31, 2010 and 2009. Charges incurred in 2008 amounted to $164. The restructuring accrual decreased from $15 at December 31, 2009 to $8 at December 31, 2010, primarily due to cash payments for termination benefits, exit activities and the implementation of strategies.

Liquidity and Capital Resources

The Company expects cash flow from operations and debt issuances will be sufficient to meet foreseeable business operating and recurring cash needs (including debt service, dividends, capital expenditures and planned stock repurchases). The Company believes its strong cash generation and financial position should continue to allow it broad access to global capital markets.

(Dollars in Millions Except Per Share Amounts)

Cash Flow

Net cash provided by operations in 2010 was $3,211 as compared with $3,277 in 2009 and $2,302 in 2008. The decrease in 2010 as compared to 2009 was due to increased working capital. The increase in 2009 as compared to 2008 reflects improved profitability, decreased working capital and lower cash spending related to the 2004 Restructuring Program, partially offset by higher tax payments.

The Company defines working capital as the difference between current assets (excluding cash and cash equivalents and marketable securities, the latter of which is reported in Other current assets) and current liabilities (excluding short-term debt). Overall, the Company's working capital increased to 0.3% of Net sales in 2010 as compared with (0.4%) in 2009. The increase in working capital as a percentage of Net sales in 2010 was due primarily to lower accrued income taxes.

Investing activities used $658 of cash during 2010 compared with uses of $841 and $613 during 2009 and 2008, respectively. Capital expenditures were $550, $575 and $684 for 2010, 2009 and 2008, respectively. Lower capital expenditures in 2010 and 2009 reflected the completion of certain capacity expansions, as well as the completion of the 2004 Restructuring Program at the end of 2008. Capital spending continues to focus primarily on projects that yield high aftertax returns. Overall capital expenditures for 2011 are expected to represent approximately 3.5% of Net sales.

Net cash outflows from activity related to marketable securities and other investments were lower in 2010 than in 2009. During 2009, the Company purchased $210 of U.S. dollar-denominated bonds issued by a Venezuelan state-owned corporation and $50 of U.S. dollar-linked, devaluation-protected bonds issued by the Venezuelan government. During 2010, CP Venezuela sold all of the U.S. dollar-denominated bonds to obtain U.S. dollars in order to support current and future operations and purchased an additional $67 of the U.S. dollar-linked, devaluation-protected bonds to reduce the Company's exposure to the Venezuelan bolivar fuerte. See Notes 7 and 14 to the Consolidated Financial Statements. Separately, during 2010, the Company invested $136 in a portfolio of euro-denominated investment grade fixed income securities, including corporate bonds.

Financing activities used $2,624 of cash during 2010 compared to $2,270 and $1,530 during 2009 and 2008, respectively. The increase in 2010 was primarily due to higher repurchases of common stock and dividends paid, partially offset by higher net proceeds from issuances of debt. The increase in 2009 was primarily due to higher net debt payments and an increase in dividends paid.

Long-term debt increased to $3,376 as of December 31, 2010 as compared to $3,147 as of December 31, 2009 and total debt increased to $3,424 as of December 31, 2010 as compared to $3,182 as of December 31, 2009. During the fourth quarter of 2010, the Company issued $250 of ten-year notes at a fixed rate of 2.95% and $188 of five-year notes at a fixed rate of 1.375% under the Company's shelf registration statement. Proceeds from the debt issuances were used to reduce commercial paper borrowings. During the third quarter of 2009, the Company issued $300 of U.S. dollar-denominated six-year notes at a fixed rate of 3.15% under the Company's shelf registration statement. Proceeds from the debt issuance were used to reduce commercial paper and other borrowings.

At December 31, 2010, the Company had access to unused domestic and foreign lines of credit of $2,317 and could also issue medium-term notes pursuant to an effective shelf registration statement. The Company has borrowing capacity under its domestic revolving credit facility of $1,600, and the facility has an expiration date of November 2012. These domestic lines are available for general corporate purposes and to support the issuance of commercial paper.

(Dollars in Millions Except Per Share Amounts)

Domestic and foreign commercial paper outstanding was $214 and $0 as of December 31, 2010 and 2009, respectively. The average daily balances outstanding for commercial paper in 2010 and 2009 were $1,146 and $1,144, respectively. The maximum daily balance outstanding for commercial paper during 2010 and 2009 was $1,628 and $1,556, respectively. The Company regularly classifies commercial paper and certain current maturities of notes payable as long-term debt as it has the intent and ability to refinance such obligations on a long-term basis, including, if necessary, by utilizing its line of credit that expires in 2012.

Following is a summary of the Company's commercial paper and global short-term borrowings as of December 31, 2010 and 2009:

	2010			2009		
	Weighted Average Interest Rate	Maturities	Outstanding	Weighted Average Interest Rate	Maturities	Outstanding
Payable to banks	3.1%	2011	$ 48	0.7%	2010	$ 35
Commercial paper	0.2%	2011	214	—	—	—
Total			$ 262			$ 35

Certain of the facilities with respect to the Company's bank borrowings contain financial and other covenants as well as cross-default provisions. Noncompliance with these requirements could ultimately result in the acceleration of amounts owed. The Company is in full compliance with all such requirements and believes the likelihood of noncompliance is remote. See Note 6 to the Consolidated Financial Statements for further information about the Company's long-term debt and credit facilities.

Dividend payments in 2010 were $1,142, an increase from $981 in 2009 and $889 in 2008. Common stock dividend payments increased to $2.03 per share in 2010 from $1.72 per share in 2009 and $1.56 per share in 2008. The Series B Preference stock dividend payments increased to $16.24 per share in 2010 from $13.76 per share in 2009 and $12.48 per share in 2008. On February 4, 2010, the Company's Board of Directors increased the quarterly common stock cash dividend to $0.53 per share, effective as of the second quarter 2010.

The Company repurchases shares of its common stock in the open market and in private transactions to maintain its targeted capital structure and to fulfill certain requirements of its compensation and benefit plans. On February 4, 2010 the Company's Board of Directors authorized a new share repurchase program (the 2010 Program) that replaced the Company's previous share repurchase program which had been approved in 2008 (the 2008 Program). The 2010 Program authorizes the repurchase of up to 40 million shares of the Company's common stock.

Aggregate repurchases in 2010 included 24.4 million common shares under both the 2010 Program and the 2008 Program, and 1.0 million common shares to fulfill the requirements of compensation and benefit plans, for a total purchase price of $2,020. Aggregate repurchases in 2009 included 13.9 million common shares under the 2008 Program and 1.0 million common shares to fulfill the requirements of compensation and benefit plans, for a total purchase price of $1,063. Aggregate repurchases in 2008 included 13.8 million common shares under the 2008 Program and the repurchase program approved by the Board in 2006, and 0.9 million common shares to fulfill the requirements of compensation and benefit plans, for a total purchase price of $1,073.

(Dollars in Millions Except Per Share Amounts)

The following represents the scheduled maturities of the Company's contractual obligations as of December 31, 2010:

	Total	Payments Due by Period					
		2011	2012	2013	2014	2015	Thereafter
Long-term debt including current portion	$ 3,376	$ 775	$ 359	$ 268	$ 332	$ 481	$ 1,161
Net cash interest payments on long-term debt[1]	539	84	67	63	55	44	226
Leases	1,225	187	163	137	119	111	508
Purchase obligations[2]	523	317	124	45	24	13	—
Total	$ 5,663	$ 1,363	$ 713	$ 513	$ 530	$ 649	$ 1,895

(1) Includes the net interest payments on fixed and variable rate debt and associated interest rate swaps. Interest payments associated with floating rate instruments are based on management's best estimate of projected interest rates for the remaining term of variable rate debt.

(2) The Company had outstanding contractual obligations with suppliers at the end of 2010 for the purchase of raw, packaging and other materials and services in the normal course of business. These purchase obligation amounts represent only those items which are based on agreements that are enforceable and legally binding and that specify minimum quantity, price and term and do not represent total anticipated purchases.

Long-term liabilities associated with the Company's postretirement plans are excluded from the table above due to the uncertainty of the timing of these cash disbursements. The amount and timing of cash funding related to these benefit plans will generally depend on local regulatory requirements, various economic assumptions (the most significant of which are detailed in "Critical Accounting Policies and Use of Estimates," below) and voluntary Company contributions. Based on current information, the Company does not anticipate having to make any mandatory contributions to its qualified U.S. pension plan until 2012. Management's best estimate of cash requirements to be paid directly from the Company's assets for its postretirement plans for the year ending December 31, 2011, is approximately $208, including approximately $100 of voluntary contributions to our U.S. pension plans.

Additionally, liabilities for unrecognized income tax benefits are excluded from the table above as the Company is unable to reasonably predict the ultimate amount or timing of a settlement of such liabilities. See Note 11 to the Consolidated Financial Statements for more information.

As more fully described in Note 13 to the Consolidated Financial Statements, the Company is contingently liable with respect to lawsuits, environmental matters, taxes and other matters arising in the ordinary course of business.

Off-Balance Sheet Arrangements

The Company does not have off-balance sheet financing or unconsolidated special purpose entities.

(Dollars in Millions Except Per Share Amounts)

Managing Foreign Currency, Interest Rate and Commodity Price Exposure

The Company is exposed to market risk from foreign currency exchange rates, interest rates and commodity price fluctuations. Volatility relating to these exposures is managed on a global basis by utilizing a number of techniques, including working capital management, selling price increases, selective borrowings in local currencies and entering into selective derivative instrument transactions, issued with standard features, in accordance with the Company's treasury and risk management policies. The Company's treasury and risk management policies prohibit the use of derivatives for speculative purposes and leveraged derivatives for any purpose.

The sensitivity of our financial instruments to market fluctuations is discussed below. See Notes 2 and 7 to the Consolidated Financial Statements for further discussion of derivatives and hedging policies and fair value measurements.

Foreign Exchange Risk

As the Company markets its products in over 200 countries and territories, it is exposed to currency fluctuations related to manufacturing and selling its products in currencies other than the U.S. dollar. The Company's foreign currency exposures primarily reflect the Company's operations in Latin America (27% of Net sales), Europe/South Pacific (21% of Net sales) and Asia/Africa (19% of Net sales). The Company manages its foreign currency exposures through a combination of cost-containment measures, selling price increases and the hedging of certain costs in an effort to minimize the impact on earnings of foreign currency rate movements. See the "Results of Operations" section above for discussion of the foreign exchange impact on Net sales in each segment.

The assets and liabilities of foreign subsidiaries, other than those operating in highly inflationary environments, are translated into U.S. dollars at year-end exchange rates with resulting translation gains and losses accumulated in a separate component of shareholders' equity. Income and expense items are translated into U.S. dollars at average rates of exchange prevailing during the year.

For subsidiaries operating in highly inflationary environments (currently, Venezuela), inventories, prepaids, goodwill and property, plant and equipment are remeasured at their historical exchange rates, while other assets and liabilities are remeasured at year-end exchange rates. Remeasurement adjustments for these operations are included in Net income attributable to Colgate-Palmolive Company.

The Company primarily utilizes foreign currency contracts, including forward, option and swap contracts, local currency deposits and local currency borrowings to hedge portions of its exposures relating to foreign currency purchases, assets and liabilities created in the normal course of business and the net investment in certain foreign subsidiaries. The duration of foreign currency contracts generally does not exceed 12 months and the contracts are valued using observable market rates.

The Company's foreign currency forward contracts that qualify for cash flow hedge accounting resulted in net unrealized losses of $3 at December 31, 2010 and net unrealized gains of $4 at December 31, 2009. Changes in the fair value of cash flow hedges are recorded in Other comprehensive income (loss) and are reclassified into earnings in the same period or periods during which the underlying hedged transaction is recognized in earnings. At the end of 2010, an unfavorable 10% change in exchange rates would have resulted in a net unrealized loss of $40.

Interest Rate Risk

The Company manages its targeted mix of fixed and floating rate debt with debt issuances and by entering into interest rate swaps in order to mitigate fluctuations in earnings and cash flows that may result from interest rate volatility. The notional amount, interest payment and maturity date of the swaps match the principal, interest payment and maturity date of the related debt in all cases, and the swaps are valued using observable benchmark rates.

Based on year-end 2010 variable rate debt levels, a 1-percentage-point increase in interest rates would have increased Interest expense, net by $14 in 2010.

Commodity Price Risk

The Company is exposed to price volatility related to raw materials used in production, such as resins, tallow, essential oils, tropical oils, corn and soybeans. The Company manages its raw material exposures through a combination of cost containment measures, ongoing productivity initiatives and the limited use of commodity hedging contracts. Futures contracts are used on a limited basis, primarily in the Pet Nutrition segment, to manage volatility related to anticipated raw material inventory purchases of certain traded commodities.

The Company's open commodity derivative contracts, which qualify for cash flow hedge accounting, resulted in net unrealized gains of $4 and $0 for the years ended December 31, 2010 and 2009, respectively. At the end of 2010, an unfavorable 10% change in commodity futures prices would have reduced the net unrealized gain to $2.

Credit Risk

The Company is exposed to the risk of credit loss in the event of nonperformance by counterparties to financial instrument contracts; however, nonperformance is considered unlikely as it is the Company's policy to contract with highly rated, diverse counterparties.

Recent Accounting Pronouncements

No new accounting pronouncement issued or which became effective during the fiscal year has had or is expected to have a material impact on the Consolidated Financial Statements.

Critical Accounting Policies and Use of Estimates

The preparation of financial statements requires management to use judgment and make estimates. The level of uncertainty in estimates and assumptions increases with the length of time until the underlying transactions are completed. Actual results could ultimately differ from those estimates. The accounting policies that are most critical in the preparation of the Company's Consolidated Financial Statements are those that are both important to the presentation of the Company's financial condition and results of operations and require significant or complex judgments and estimates on the part of management. The Company's critical accounting policies are reviewed periodically with the Audit Committee of the Board of Directors.

In certain instances, accounting principles generally accepted in the United States of America allow for the selection of alternative accounting methods. The Company's significant policies that involve the selection of alternative methods are accounting for shipping and handling costs and inventories.

(Dollars in Millions Except Per Share Amounts)

- Shipping and handling costs may be reported as either a component of cost of sales or selling, general and administrative expenses. The Company reports such costs, primarily related to warehousing and outbound freight, in the Consolidated Statements of Income as a component of Selling, general and administrative expenses. Accordingly, the Company's gross profit margin is not comparable with the gross profit margin of those companies that include shipping and handling charges in cost of sales. If such costs had been included in cost of sales, gross profit margin as a percent of sales would have decreased by 730 bps, from 59.1% to 51.8%, in 2010 and decreased by 730 and 780 bps in 2009 and 2008, respectively, with no impact on reported earnings.

- The Company accounts for inventories using both the first-in, first-out (FIFO) method (79% of inventories) and the last-in, first-out (LIFO) method (21% of inventories). There would have been no material impact on reported earnings for 2010, 2009 and 2008 had all inventories been accounted for under the FIFO method.

The areas of accounting that involve significant or complex judgments and estimates are pensions and other postretirement benefits, stock options, asset impairments, uncertain tax positions, tax valuation allowances and legal and other contingencies.

- In pension accounting, the most significant actuarial assumptions are the discount rate and the long-term rate of return on plan assets. The discount rate for U.S. defined benefit plans was 5.30%, 5.75% and 6.30% as of December 31, 2010, 2009 and 2008, respectively. The discount rate for other U.S. postretirement plans was 5.30%, 5.75% and 5.80% as of December 31, 2010, 2009 and 2008, respectively. Discount rates used for the U.S. defined benefit and other postretirement plans are based on a yield curve constructed from a portfolio of high-quality bonds for which the timing and amount of cash outflows approximate the estimated payouts of the U.S. plans. For the Company's international plans, the discount rates are set by benchmarking against investment-grade corporate bonds rated AA. The assumed long-term rate of return on plan assets for U.S. plans was 8.0% as of December 31, 2010, 2009 and 2008. In determining the long-term rate of return, the Company considers the nature of the plans' investments, an expectation for the plans' investment strategies and the historical rate of return.

  Average annual rates of return for the U.S. plans for the most recent 1-year, 5-year, 10-year, 15-year and 25-year periods were 12%, 5%, 5%, 7%, and 8%, respectively. In addition, the current rate of return assumption for the U.S. plans is based upon a targeted asset allocation of approximately 40% in fixed income securities, 52% in equity securities and 8% in real estate and alternative investments. A 1% change in the assumed rate of return on plan assets of the U.S. pension plans would impact future Net income attributable to Colgate-Palmolive Company by approximately $2. A 1% change in the discount rate for the U.S. pension plans would impact future Net income attributable to Colgate-Palmolive Company by approximately $7. A third assumption is the long-term rate of compensation increase, a change in which would partially offset the impact of a change in either the discount rate or the long-term rate of return. This rate was 4.0% as of December 31, 2010, 2009 and 2008. Refer to Note 10 to the Consolidated Financial Statements for further discussion of the Company's pension and other postretirement plans.

- The assumption requiring the most judgment in accounting for other postretirement benefits is the medical cost trend rate. The Company reviews external data and its own historical trends for health care costs to determine the medical cost trend rate. The assumed rate of increase is 8.33% for 2011, declining to 5.00% by 2016 and remaining at 5.00% for the years thereafter. The effect of a 1% increase in the assumed long-term medical cost trend rate would reduce Net income attributable to Colgate-Palmolive Company by $5.

- The Company recognizes the cost of employee services received in exchange for awards of equity instruments, such as stock options and restricted stock, based on the fair value of those awards at the date of grant. The Company uses the Black-Scholes-Merton (Black-Scholes) option pricing model to determine the fair value of stock-option awards. The weighted-average estimated fair value of each stock option granted for the year ended December 31, 2010 was $11.00. The Black-Scholes model uses various assumptions to determine the fair value of options. These assumptions include the expected term of options, expected volatility, risk-free interest rate and expected dividend yield. While these assumptions do not require significant judgment, as the significant inputs are determined from historical experience or independent third-party sources, changes in these inputs could result in significant changes in fair value. A one-year change in term would result in a change in fair value of approximately 7%. A one percent change in volatility would change fair value by approximately 5%.

- The asset impairment analysis performed for goodwill and intangible assets requires several estimates, including future cash flows, growth rates and the selection of a discount rate. Since the estimated fair value of the Company's intangible assets substantially exceeds the recorded book value, it is not reasonably likely that significant changes in these estimates would occur that would result in an impairment charge related to these assets.

- The recognition and measurement of uncertain tax positions involves consideration of the amounts and probabilities of various outcomes that could be realized upon ultimate settlement.

- Tax valuation allowances are established to reduce tax assets such as tax loss carryforwards, to net realizable value. Factors considered in estimating net realizable value include historical results by tax jurisdiction, carryforward periods, income tax strategies and forecasted taxable income.

- Legal and other contingency reserves are based on management's assessment of the risk of potential loss, which includes consultation with outside legal counsel and advisors. Such assessments are reviewed each period and revised, based on current facts and circumstances, if necessary. While it is possible that the Company's cash flows and results of operations in a particular quarter or year could be materially affected by the impact of such contingencies, it is the opinion of management that these matters will not have a material impact on the Company's financial position, ongoing results of operations or cash flows. Refer to Note 13 to the Consolidated Financial Statements for further discussion of the Company's contingencies.

The Company generates revenue through the sale of well-known consumer products to trade customers under established trading terms. While the recognition of revenue and receivables requires the use of estimates, there is a short time frame (typically less than 60 days) between the shipment of product and cash receipt, thereby reducing the level of uncertainty in these estimates. Refer to Note 2 to the Consolidated Financial Statements for further description of the Company's significant accounting policies.

Cautionary Statement on Forward-Looking Statements

This Annual Report on Form 10-K may contain "forward-looking statements" as that term is defined in the Private Securities Litigation Reform Act of 1995 or by the SEC in its rules, regulations and releases. Such statements may relate, for example, to sales or unit volume growth, organic sales growth, profit or profit margin growth, earnings growth, financial goals, the impact of currency devaluations and exchange controls, in particular, in Venezuela, cost-reduction plans, tax rates, new product introductions or commercial investment levels, among other matters. These statements are made on the basis of the Company's views and assumptions as of this time and the Company undertakes no obligation to update these statements. Moreover, the Company does not, nor does any other person, assume responsibility for the accuracy and completeness of those statements. The Company cautions investors that any such forward-looking statements are not guarantees of future performance and that actual events or results may differ materially from those statements. Actual events or results may differ materially because of factors that affect international businesses and global economic conditions, as well as matters specific to us and the markets we serve, including the uncertain economic environment in different countries and its effect on consumer spending habits, increased competition and evolving competitive practices, currency rate fluctuations, exchange controls, changes in foreign or domestic laws or regulations or their interpretation, political and fiscal developments, the availability and cost of raw and packaging materials, our ability to maintain or increase selling prices as needed, changes in the policies of retail trade customers and our ability to continue lowering costs. For information about these and other factors that could impact our business and cause actual results to differ materially from forward-looking statements, refer to "Risk Factors" in Item 1A.

ITEM 7A. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

See "Managing Foreign Currency, Interest Rate and Commodity Price Exposure" in Item 7.

ITEM 8. FINANCIAL STATEMENTS AND SUPPLEMENTARY DATA

See "Index to Financial Statements."

ITEM 9. CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS ON ACCOUNTING AND FINANCIAL DISCLOSURE

None.

ITEM 9A. CONTROLS AND PROCEDURES

Evaluation of Disclosure Controls and Procedures

The Company's management, under the supervision and with the participation of the Company's Chairman of the Board, President and Chief Executive Officer and Chief Financial Officer, carried out an evaluation of the effectiveness of the design and operation of the Company's disclosure controls and procedures as of December 31, 2010 (the Evaluation). Based upon the Evaluation, the Company's Chairman of the Board, President and Chief Executive Officer and Chief Financial Officer concluded that the Company's disclosure controls and procedures (as defined in Rule 13a-15(e) of the Exchange Act) are effective.

Management's Annual Report on Internal Control over Financial Reporting

The Company's management is responsible for establishing and maintaining adequate internal control over financial reporting, as defined in Rules 13a-15(f) and 15d-15(f) under the Exchange Act. Management, under the supervision and with the participation of the Company's Chairman of the Board, President and Chief Executive Officer and Chief Financial Officer, conducted an evaluation of the Company's internal control over financial reporting based upon the framework in Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission and concluded that it is effective as of December 31, 2010.

The Company's independent registered public accounting firm, PricewaterhouseCoopers LLP, has audited the effectiveness of the Company's internal control over financial reporting as of December 31, 2010, and has expressed an unqualified opinion in their report, which appears in this report.

Changes in Internal Control over Financial Reporting

There were no changes in the Company's internal control over financial reporting that occurred during the Company's most recent fiscal quarter that have materially affected, or are reasonably likely to materially affect, the Company's internal control over financial reporting.

ITEM 9B. OTHER INFORMATION

Mr. David W. Johnson, 78, one of the independent directors of the Board of Directors of the Company, has advised the Company that he will not stand for re-election to the Board of Directors at the Annual Meeting of Stockholders to be held on May 6, 2011, in light of his desire to retire as a director at the end of his current term. Mr. Johnson has served as a director since 1991.

PART III

ITEM 10. DIRECTORS, EXECUTIVE OFFICERS AND CORPORATE GOVERNANCE

See "Executive Officers of the Registrant" in Part I of this report.

Additional information required by this Item relating to directors, executive officers and corporate governance of the registrant and information regarding compliance with Section 16(a) of the Exchange Act is incorporated herein by reference to the Company's Proxy Statement for its 2011 Annual Meeting of Stockholders (the 2011 Proxy Statement).

Code of Ethics

The Company's Code of Conduct promotes the highest ethical standards in all of the Company's business dealings. The Code of Conduct satisfies the SEC's requirements for a Code of Ethics for senior financial officers and applies to all Company employees, including the Chairman, President and Chief Executive Officer, the Chief Financial Officer and the Chief Accounting Officer, and the Company's directors. The Code of Conduct is available on the Company's web site at www.colgate.com. Any amendment to the Code of Conduct will promptly be posted on the Company's web site. It is the Company's policy not to grant waivers of the Code of Conduct. In the extremely unlikely event that the Company grants an executive officer a waiver from a provision of the Code of Conduct, the Company will promptly disclose such information by posting it on its web site or by using other appropriate means in accordance with SEC rules.

ITEM 11. EXECUTIVE COMPENSATION

The information regarding executive compensation set forth in the 2011 Proxy Statement is incorporated herein by reference.

ITEM 12. SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT AND RELATED STOCKHOLDER MATTERS

(a) The information regarding security ownership of certain beneficial owners and management set forth in the 2011 Proxy Statement is incorporated herein by reference.

(b) The registrant does not know of any arrangements that may at a subsequent date result in a change in control of the registrant.

(c) Equity compensation plan information as of December 31, 2010:

Plan Category	(a) Number of securities to be issued upon exercise of outstanding options, warrants and rights (in thousands)	(b) Weighted-average exercise price of outstanding options, warrants and rights	(c) Number of securities remaining available for future issuance under equity compensation plans (excluding securities reflected in column (a)) (in thousands)
Equity compensation plans approved by security holders	27,294[1]	$ 62[2]	23,941[3]
Equity compensation plans not approved by security holders	Not applicable	Not applicable	Not applicable
Total	27,294	$ 62	23,941

[1] Consists of 24,517 options outstanding and 2,777 restricted shares awarded but not yet vested under the Company's Stock Option and Incentive Stock Plans, respectively, which are more fully described in Note 8 to the Consolidated Financial Statements.

[2] Includes the weighted-average exercise price of stock options outstanding of $69 and restricted shares of $0.

[3] Amount includes 13,723 options available for issuance under the Company's Stock Option Plans and 10,218 of restricted shares available for issuance under the Company's Incentive Stock Plan.

ITEM 13. CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS AND DIRECTOR INDEPENDENCE

The information regarding certain relationships and related transactions and director independence set forth in the 2011 Proxy Statement is incorporated herein by reference.

ITEM 14. PRINCIPAL ACCOUNTANT FEES AND SERVICES

The information regarding auditor fees and services set forth in the 2011 Proxy Statement is incorporated herein by reference.

PART IV

ITEM 15. EXHIBITS AND FINANCIAL STATEMENT SCHEDULES

(a) Financial Statements and Financial Statement Schedules

See "Index to Financial Statements."

(b) Exhibits

See "Exhibits to Form 10-K."

COLGATE-PALMOLIVE COMPANY
SIGNATURES

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

COLGATE-PALMOLIVE COMPANY
(Registrant)

Date: February 24, 2011

By /s/ IAN COOK
Ian Cook
Chairman of the Board, President and
Chief Executive Officer

Pursuant to the requirements of the Securities Exchange Act of 1934, this report has been signed below on February 24, 2011, by the following persons on behalf of the registrant and in the capacities indicated.

(a) Principal Executive Officer

/s/ IAN COOK
Ian Cook
Chairman of the Board, President and
Chief Executive Officer

(b) Principal Financial Officer

/s/ DENNIS J. HICKEY
Dennis J. Hickey
Chief Financial Officer

(c) Principal Accounting Officer

/s/ VICTORIA L. DOLAN
Victoria L. Dolan
Vice President and
Corporate Controller

(d) Directors:

John T. Cahill, Ian Cook,
Helene D. Gayle, Ellen M. Hancock
Joseph Jimenez, David W. Johnson
Richard J. Kogan, Delano E. Lewis
J. Pedro Reinhard, Stephen I. Sadove

/s/ ANDREW D. HENDRY
Andrew D. Hendry
As Attorney-in-Fact

Index to Financial Statements

Consolidated Financial Statements

All other financial statements and schedules not listed have been omitted since the required information is included in the financial statements or the notes thereto or is not applicable or required.

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Shareholders of
Colgate-Palmolive Company

In our opinion, the consolidated financial statements listed in the accompanying index present fairly, in all material respects, the financial position of Colgate-Palmolive Company and its subsidiaries (the Company) at December 31, 2010 and 2009, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2010 in conformity with accounting principles generally accepted in the United States of America. In addition, in our opinion, the financial statement schedule listed in the accompanying index presents fairly, in all material respects, the information set forth therein when read in conjunction with the related consolidated financial statements. Also in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2010, based on criteria established in Internal Control - Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). The Company's management is responsible for these financial statements and financial statement schedule, for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in Management's Annual Report on Internal Control over Financial Reporting, appearing under Item 9A. Our responsibility is to express opinions on these financial statements, on the financial statement schedule, and on the Company's internal control over financial reporting based on our integrated audits. We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement and whether effective internal control over financial reporting was maintained in all material respects. Our audits of the financial statements included examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. Our audit of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audits also included performing such other procedures as we considered necessary in the circumstances. We believe that our audits provide a reasonable basis for our opinions.

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (i) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

/s/ PricewaterhouseCoopers LLP

New York, New York
February 24, 2011

COLGATE-PALMOLIVE COMPANY

Consolidated Statements of Income

For the years ended December 31,

(Dollars in Millions Except Per Share Amounts)

	2010	2009	2008
Net sales	**$ 15,564**	$ 15,327	$ 15,330
Cost of sales	**6,360**	6,319	6,704
Gross profit	**9,204**	9,008	8,626
Selling, general and administrative expenses	**5,414**	5,282	5,422
Other (income) expense, net	**301**	111	103
Operating profit	**3,489**	3,615	3,101
Interest expense, net	**59**	77	96
Income before income taxes	**3,430**	3,538	3,005
Provision for income taxes	**1,117**	1,141	968
Net income including noncontrolling interests	**2,313**	2,397	2,037
Less: Net income attributable to noncontrolling interests	**110**	106	80
Net income attributable to Colgate-Palmolive Company	**$ 2,203**	$ 2,291	$ 1,957
Earnings per common share, basic	**$ 4.45**	$ 4.53	$ 3.81
Earnings per common share, diluted	**$ 4.31**	$ 4.37	$ 3.66

See Notes to Consolidated Financial Statements.

COLGATE-PALMOLIVE COMPANY

Consolidated Balance Sheets

As of December 31,

(Dollars in Millions Except Per Share Amounts)

	2010	2009
Assets		
Current Assets		
Cash and cash equivalents	$ 490	$ 600
Receivables (net of allowances of $53 and $52, respectively)	1,610	1,626
Inventories	1,222	1,209
Other current assets	408	375
Total current assets	3,730	3,810
Property, plant and equipment, net	3,693	3,516
Goodwill, net	2,362	2,302
Other intangible assets, net	831	821
Other assets	556	685
Total assets	$ 11,172	$ 11,134
Liabilities and Shareholders' Equity		
Current Liabilities		
Notes and loans payable	$ 48	$ 35
Current portion of long-term debt	561	326
Accounts payable	1,165	1,172
Accrued income taxes	272	387
Other accruals	1,682	1,679
Total current liabilities	3,728	3,599
Long-term debt	2,815	2,821
Deferred income taxes	108	82
Other liabilities	1,704	1,375
Total liabilities	8,355	7,877
Commitments and contingent liabilities	—	—
Shareholders' Equity		
Preference stock	—	169
Common stock, $1 par value (2,000,000,000 shares authorized, 732,853,180 shares issued)	733	733
Additional paid-in capital	1,132	1,764
Retained earnings	14,329	13,157
Accumulated other comprehensive income (loss)	(2,115)	(2,096)
	14,079	13,727
Unearned compensation	(99)	(133)
Treasury stock, at cost	(11,305)	(10,478)
Total Colgate-Palmolive Company shareholders' equity	2,675	3,116
Noncontrolling interests	142	141
Total shareholders' equity	2,817	3,257
Total liabilities and shareholders' equity	$ 11,172	$ 11,134

See Notes to Consolidated Financial Statements.

COLGATE-PALMOLIVE COMPANY

Consolidated Statements of Changes in Shareholders' Equity

(Dollars in Millions)

	Colgate-Palmolive Company Shareholders' Equity							
	Preference Stock	Common Stock	Additional Paid-In Capital	Unearned Compensation	Treasury Stock	Retained Earnings	Accumulated Other Comprehensive Income (Loss)	Noncontrolling Interests
Balance, January 1, 2008	$ 198	$ 733	$ 1,518	$ (219)	$ (8,904)	$ 10,628	$ (1,667)	$ 110
Net income						1,957		80
Other comprehensive income, net of tax							(810)	(5)
Dividends declared:								
Series B Convertible Preference stock, net of taxes						(28)		
Common stock						(797)		
Noncontrolling interests in Company's subsidiaries								(64)
Stock-based compensation expense			100					
Shares issued for stock options			61		157			
Treasury stock acquired					(1,073)			
Preference stock conversion	(17)		(66)		83			
Other			(3)	32	40			
Balance, December 31, 2008	$ 181	$ 733	$ 1,610	$ (187)	$ (9,697)	$ 11,760	$ (2,477)	$ 121
Net income						2,291		106
Other comprehensive income, net of tax							381	1
Dividends declared:								
Series B Convertible Preference stock, net of taxes						(30)		
Common stock						(864)		
Noncontrolling interests in Company's subsidiaries								(87)
Stock-based compensation expense			117					
Shares issued for stock options			92		175			
Treasury stock acquired					(1,063)			
Preference stock conversion	(12)		(48)		60			
Other			(7)	54	47			
Balance, December 31, 2009	$ 169	$ 733	$ 1,764	$ (133)	$ (10,478)	$ 13,157	$ (2,096)	$ 141
Net income						2,203		110
Other comprehensive income, net of tax							(19)	2
Dividends declared:								
Series B Convertible Preference stock, net of taxes						(34)		
Common stock						(997)		
Noncontrolling interests in Company's subsidiaries								(111)
Stock-based compensation expense			121					
Shares issued for stock options			56		153			
Treasury stock acquired					(2,020)			
Preference stock conversion	(169)		(813)		982			
Other			4	34	58			
Balance, December 31, 2010	$ —	$ 733	$ 1,132	$ (99)	$ (11,305)	$ 14,329	$ (2,115)	$ 142

See Notes to Consolidated Financial Statements.

COLGATE-PALMOLIVE COMPANY

Consolidated Statements of Comprehensive Income

(Dollars in Millions)

	Colgate-Palmolive Company	Noncontrolling Interests	Total
For the year ended December 31, 2008:			
Net income	$ 1,957	$ 80	$ 2,037
Other comprehensive income, net of tax:			
Cumulative translation adjustment	(450)	(5)	(455)
Retirement Plan and other retiree benefit adjustments	(352)	—	(352)
Other	(8)	—	(8)
Total Other comprehensive income, net of tax	(810)	(5)	(815)
Total comprehensive income	$ 1,147	$ 75	$ 1,222
For the year ended December 31, 2009:			
Net income	$ 2,291	$ 106	$ 2,397
Other comprehensive income, net of tax:			
Cumulative translation adjustment	346	1	347
Retirement Plan and other retiree benefit adjustments	8	—	8
Other	27	—	27
Total Other comprehensive income, net of tax	381	1	382
Total comprehensive income	$ 2,672	$ 107	$ 2,779
For the year ended December 31, 2010:			
Net income	$ 2,203	$ 110	$ 2,313
Other comprehensive income, net of tax:			
Cumulative translation adjustment	162	2	164
Retirement Plan and other retiree benefit adjustments	(143)	—	(143)
Other	(38)	—	(38)
Total Other comprehensive income, net of tax	(19)	2	(17)
Total comprehensive income	**$ 2,184**	**$ 112**	**$ 2,296**

See Notes to Consolidated Financial Statements.

COLGATE-PALMOLIVE COMPANY

Consolidated Statements of Cash Flows

For the years ended December 31,

(Dollars in Millions Except Per Share Amounts)

	2010	2009	2008
Operating Activities			
Net income including noncontrolling interests	**$ 2,313**	$ 2,397	$ 2,037
Adjustments to reconcile net income to net cash provided by operations:			
Venezuela hyperinflationary transition charge	**271**	—	—
Restructuring, net of cash	**—**	(18)	(50)
Depreciation and amortization	**376**	351	348
Termination benefits	**86**	—	—
Gain before tax on sales of non-core product lines	**(50)**	(5)	—
Stock-based compensation expense	**121**	117	100
Deferred income taxes	**29**	(23)	(6)
Cash effects of changes in:			
Receivables	**40**	57	(70)
Inventories	**(10)**	44	(135)
Accounts payable and other accruals	**(65)**	294	125
Other non-current assets and liabilities	**100**	63	(47)
Net cash provided by operations	**3,211**	3,277	2,302
Investing Activities			
Capital expenditures	**(550)**	(575)	(684)
Sale of property and non-core product lines	**42**	17	58
Purchases of marketable securities and investments	**(308)**	(289)	—
Proceeds from sales of marketable securities and investments	**167**	—	10
Other	**(9)**	6	3
Net cash used in investing activities	**(658)**	(841)	(613)
Financing Activities			
Principal payments on debt	**(4,719)**	(3,950)	(2,320)
Proceeds from issuance of debt	**5,015**	3,424	2,515
Dividends paid	**(1,142)**	(981)	(889)
Purchases of treasury shares	**(2,020)**	(1,063)	(1,073)
Proceeds from exercise of stock options and excess tax benefits	**242**	300	237
Net cash used in financing activities	**(2,624)**	(2,270)	(1,530)
Effect of exchange rate changes on Cash and cash equivalents	**(39)**	(121)	(33)
Net (decrease) increase in Cash and cash equivalents	**(110)**	45	126
Cash and cash equivalents at beginning of year	**600**	555	429
Cash and cash equivalents at end of year	**$ 490**	$ 600	$ 555
Supplemental Cash Flow Information			
Income taxes paid	**$ 1,123**	$ 1,098	$ 862
Interest paid	**70**	98	119
Principal payments on ESOP debt, guaranteed by the Company	**—**	74	64

See Notes to Consolidated Financial Statements.

COLGATE-PALMOLIVE COMPANY

Notes to Consolidated Financial Statements

(Dollars in Millions Except Per Share Amounts)

1. Nature of Operations

The Company manufactures and markets a wide variety of products in the U.S. and around the world in two distinct business segments: Oral, Personal and Home Care; and Pet Nutrition. Oral, Personal and Home Care products include toothpaste, toothbrushes and mouth rinses, bar and liquid hand soaps, shower gels, shampoos, conditioners, deodorants and antiperspirants, laundry and dishwashing detergents, fabric conditioners, household cleaners, bleaches and other similar items. These products are sold primarily to wholesale and retail distributors worldwide. Pet Nutrition products include specialty pet nutrition products manufactured and marketed by Hill's Pet Nutrition. The principal customers for Pet Nutrition products are veterinarians and specialty pet retailers. Principal global and regional trademarks include Colgate, Palmolive, Mennen, Speed Stick, Lady Speed Stick, Softsoap, Irish Spring, Protex, Sorriso, Kolynos, Elmex, Tom's of Maine, Ajax, Axion, Fabuloso, Soupline, Suavitel, Hill's Science Diet and Hill's Prescription Diet.

The Company's principal classes of products accounted for the following percentages of worldwide sales for the past three years:

	2010	2009	2008
Oral Care	43%	41%	41%
Home Care	22%	23%	23%
Personal Care	22%	22%	22%
Pet Nutrition	13%	14%	14%
Total	100%	100%	100%

2. Summary of Significant Accounting Policies

Principles of Consolidation

The Consolidated Financial Statements include the accounts of Colgate-Palmolive Company and its majority-owned subsidiaries. Intercompany transactions and balances have been eliminated. The Company's investments in consumer products companies with interests ranging between 20% and 50%, where the Company has significant influence over the investee, are accounted for using the equity method. Net income (loss) from such investments is recorded in Other (income) expense, net in the Consolidated Statements of Income. As of December 31, 2010 and 2009, equity method investments included in Other assets were $17 and $15, respectively. Unrelated third parties hold the remaining ownership interests in these investments. Investments with less than a 20% interest are accounted for using the cost method.

Use of Estimates

The preparation of financial statements in accordance with accounting principles generally accepted in the United States of America requires management to use judgment and make estimates that affect the reported amounts of assets and liabilities and disclosure of contingent gains and losses at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. The level of uncertainty in estimates and assumptions increases with the length of time until the underlying transactions are completed. As such, the most significant uncertainty in the Company's assumptions and estimates involved in preparing the financial statements includes pension and other retiree benefit cost assumptions, stock-based compensation, asset impairment, uncertain tax positions, tax valuation allowances and legal and other contingency reserves. Additionally, the Company uses available market information and other valuation methodologies in assessing the fair value of financial instruments and retirement plan assets. Judgment is required in interpreting market data to develop the estimates of fair value, and accordingly, changes in assumptions or the estimation methodologies may affect the fair value estimates. Actual results could ultimately differ from those estimates.

(Dollars in Millions Except Per Share Amounts)

Revenue Recognition

Sales are recorded at the time products are shipped to trade customers and when risk of ownership transfers. Net sales reflect units shipped at selling list prices reduced by sales returns and the cost of current and continuing promotional programs. Current promotional programs, such as product listing allowances and co-operative advertising arrangements, are recorded in the period incurred. Continuing promotional programs are predominantly consumer coupons and volume-based sales incentive arrangements with trade customers. The redemption cost of consumer coupons is based on historical redemption experience and is recorded when coupons are distributed. Volume-based incentives offered to trade customers are based on the estimated cost of the program and are recorded as products are sold.

Shipping and Handling Costs

Shipping and handling costs are classified as Selling, general and administrative expenses and were $1,142, $1,116 and $1,193 for the years ended December 31, 2010, 2009 and 2008, respectively.

Marketing Costs

The Company markets its products through advertising and other promotional activities. Advertising costs are included in Selling, general and administrative expenses and are expensed as incurred. Certain consumer and trade promotional programs, such as consumer coupons, are recorded as a reduction of sales.

Cash and Cash Equivalents

The Company considers all highly liquid investments with original maturities of three months or less to be cash equivalents.

Inventories

Inventories are stated at the lower of cost or market. The cost of approximately 79% of inventories is determined using the first-in, first-out (FIFO) method. The cost of all other inventories, predominantly in the U.S. and Mexico, is determined using the last-in, first-out (LIFO) method.

Property, Plant and Equipment

Land, buildings and machinery and equipment are stated at cost. Depreciation is provided, primarily using the straight-line method, over estimated useful lives ranging from 3 to 15 years for machinery and equipment and up to 40 years for buildings.

Goodwill and Other Intangibles

Goodwill and indefinite life intangible assets, such as the Company's global brands, are subject to impairment tests at least annually. These tests were performed and did not result in an impairment charge. Other intangible assets with finite lives, such as trademarks, local brands and non-compete agreements, are amortized over their useful lives, ranging from 5 to 40 years.

Income Taxes

The provision for income taxes is determined using the asset and liability method. Under this method, deferred tax assets and liabilities are recognized based upon the differences between the financial statement and tax bases of assets and liabilities using enacted tax rates that will be in effect at the time such differences are expected to reverse. Deferred tax assets are reduced by a valuation allowance when, in the opinion of management, it is more likely than not that some portion or all of the deferred tax assets will not be realized. Provision is made currently for taxes payable on remittances of overseas earnings; no provision is made for taxes on overseas retained earnings that are deemed to be permanently reinvested.

The Company uses a comprehensive model to recognize, measure, present and disclose in its financial statements uncertain tax positions that the Company has taken or expects to take on an income tax return. The Company recognizes interest expense and penalties related to unrecognized tax benefits within income tax expense.

Financial Instruments

Derivative instruments are recorded as assets and liabilities at estimated fair value based on available market information. The Company's derivative instruments that qualify for hedge accounting are designated as either fair value hedges, cash flow hedges or net investment hedges. For fair value hedges, changes in fair value of the derivative, as well as the offsetting changes in fair value of the hedged item, are recognized in earnings each period. For cash flow hedges, changes in fair value of the derivative are recorded in Other comprehensive income (loss) and are recognized in earnings when the offsetting effect of the hedged item is also recognized in earnings. For hedges of the net investment in foreign subsidiaries, changes in fair value of the derivative are recorded in Other comprehensive income (loss) to offset the change in the value of the net investment being hedged. Cash flows related to hedges are classified in the same category as the cash flows from the hedged item in the Consolidated Statements of Cash Flows.

The Company may also enter into certain foreign currency and interest rate instruments that economically hedge certain of its risks but do not qualify for hedge accounting. Changes in fair value of these derivative instruments, based on quoted market prices, are recognized in earnings each period. The Company's derivative instruments and other financial instruments are more fully described in Note 7, along with the related fair value measurement considerations.

Stock-Based Compensation

The Company recognizes the cost of employee services received in exchange for awards of equity instruments, such as stock options and restricted stock, based on the fair value of those awards at the date of grant over the requisite service period. The Company uses the Black-Scholes-Merton (Black-Scholes) option pricing model to determine the fair value of stock-option awards. Stock-based compensation plans, related expenses and assumptions used in the Black-Scholes option pricing model are more fully described in Note 8.

Translation of Overseas Currencies

The assets and liabilities of foreign subsidiaries, other than those operating in highly inflationary environments, are translated into U.S. dollars at year-end exchange rates with resulting translation gains and losses accumulated in a separate component of shareholders' equity. Income and expense items are translated into U.S. dollars at average rates of exchange prevailing during the year.

(Dollars in Millions Except Per Share Amounts)

For subsidiaries operating in highly inflationary environments, non-monetary assets, such as inventories, prepaids, goodwill and property, plant and equipment are remeasured at their historical exchange rates, while monetary assets and liabilities are remeasured at year-end exchange rates. Remeasurement adjustments for these operations are included in Net income attributable to Colgate-Palmolive Company.

Recent Accounting Pronouncements

No new accounting pronouncement issued or which became effective during the fiscal year has had or is expected to have a material impact on the Consolidated Financial Statements.

Reclassifications

Certain prior year amounts have been reclassified to conform to the current year presentation.

3. Acquisitions and Divestitures

Consistent with the Company's strategy to prioritize its higher-margin businesses, the Company sold certain non-core brands in Latin America during the fourth quarter of 2010, resulting in a pretax gain of $50 ($30 aftertax) included in Other (income) expense, net. These operations were not material to the Company's annual Net sales, Net income or Earnings per share.

4. Restructuring and Related Implementation Charges

The Company's 2004 Restructuring Program to enhance the Company's global leadership position in its core businesses was finalized as of December 31, 2008 and there were no charges incurred during the years ended December 31, 2010 and 2009. Charges incurred in 2008 amounted to $164. The restructuring accrual decreased from $15 at December 31, 2009 to $8 at December 31, 2010, primarily due to cash payments for termination benefits, exit activities and the implementation of strategies.

5. Goodwill and Other Intangible Assets

The net carrying value of Goodwill as of December 31, 2010 and 2009, by segment is as follows:

	2010	2009
Oral, Personal and Home Care		
North America	$ 375	$ 367
Latin America	655	637
Europe/South Pacific	1,123	1,089
Greater Asia/Africa	194	194
Total Oral, Personal and Home Care	2,347	2,287
Pet Nutrition	15	15
Total Goodwill	$ 2,362	$ 2,302

The change in the amount of Goodwill in each year was primarily due to the impact of foreign currency translation.

(Dollars in Millions Except Per Share Amounts)

Other intangible assets as of December 31, 2010 and 2009 are comprised of the following:

	2010			2009		
	Gross Carrying Amount	Accumulated Amortization	Net	Gross Carrying Amount	Accumulated Amortization	Net
Trademarks	$ 545	$ (221)	$ 324	$ 528	$ (205)	$ 323
Other finite life intangible assets	35	(16)	19	36	(13)	23
Indefinite life intangible assets	488	—	488	475	—	475
Total Other intangible assets	$ 1,068	$ (237)	$ 831	$ 1,039	$ (218)	$ 821

The changes in the net carrying amounts of Other intangible assets during 2010, 2009 and 2008 were partially due to amortization expense of $22, $22 and $19, respectively, as well as the impact of foreign currency translation. In addition, in 2009 $81 was reclassified from Indefinite life intangible assets to Trademarks. Annual estimated amortization expense for each of the next five years is expected to be approximately $21.

6. Long-Term Debt and Credit Facilities

Long-term debt consists of the following at December 31:

	Weighted Average Interest Rate	Maturities	2010	2009
Notes	3.2%	2011-2078	$ 2,603	$ 2,536
Payable to banks	1.2%	2011-2013	559	611
Commercial paper	0.2%	2011	214	—
			3,376	3,147
Less: Current portion of long-term debt			561	326
Total			$ 2,815	$ 2,821

The weighted-average interest rate on short-term borrowings included in Notes and loans payable in the Consolidated Balance Sheets as of December 31, 2010 and 2009 was 3.1% and 0.7%, respectively.

Commercial paper is classified as long-term debt as the Company has the intent and ability to refinance such obligations on a long-term basis. Excluding commercial paper reclassified as long-term debt, scheduled maturities of long-term debt and capitalized leases outstanding as of December 31, 2010, are as follows:

Years Ended December 31,	
2011	$ 561
2012	359
2013	268
2014	332
2015	481
Thereafter	1,161

(Dollars in Millions Except Per Share Amounts)

The Company has entered into interest rate swap agreements and foreign exchange contracts related to certain of these debt instruments (see Note 7).

During the fourth quarter of 2010, the Company issued $250 of U.S. dollar-denominated ten-year notes at a fixed rate of 2.95% and $188 of U.S. dollar-denominated five-year notes at a fixed rate of 1.375% under the Company's shelf registration statement. Proceeds from the debt issuances were used to reduce commercial paper borrowings. At December 31, 2010 the Company had access to unused domestic and foreign lines of credit of $2,317 and could also issue medium-term notes pursuant to an effective shelf registration statement.

During the third quarter of 2009, the Company issued $300 of U.S. dollar-denominated six-year notes at a fixed rate of 3.15% under the Company's shelf registration statement. Proceeds from the debt issuance were used to reduce commercial paper and other borrowings.

The Company has a domestic revolving credit facility of $1,600. The facility has an expiration date of November 2012.

Certain of the facilities with respect to the Company's bank borrowings contain financial and other covenants as well as cross-default provisions. Non-compliance with these requirements could ultimately result in the acceleration of amounts owed. The Company is in full compliance with all such requirements and believes the likelihood of non-compliance is remote.

7. Financial Instruments and Fair Value Measurements

The Company is exposed to market risk from foreign currency exchange rates, interest rates and commodity price fluctuations. Volatility relating to these exposures is managed on a global basis by utilizing a number of techniques, including working capital management, selling price increases, selective borrowings in local currencies and entering into selective derivative instrument transactions, issued with standard features, in accordance with the Company's treasury and risk management policies, which prohibit the use of derivatives for speculative purposes and leveraged derivatives for any purpose. It is the Company's policy to enter into derivative instrument contracts with terms that match the underlying exposure being hedged. Hedge ineffectiveness, if any, is not material for any period presented. Provided below are details regarding the Company's exposures by type of risk and derivative instruments by type of hedge designation.

Valuation Considerations

Assets and liabilities carried at fair value are classified as follows:

Level 1: Based upon quoted market prices in active markets for identical assets or liabilities.
Level 2: Based upon observable market-based inputs or unobservable inputs that are corroborated by market data.
Level 3: Based upon unobservable inputs reflecting the reporting entity's own assumptions.

Foreign Exchange Risk

As the Company markets its products in over 200 countries and territories, it is exposed to currency fluctuations related to manufacturing and selling its products in currencies other than the U.S. dollar. Our foreign currency exposures primarily reflect the Company's operations in Latin America (27% of Net sales), Europe/South Pacific (21% of Net sales) and Greater Asia/Africa (19% of Net sales). The Company manages its foreign currency exposures through a combination of cost-containment measures, selling price increases and the hedging of certain costs in an effort to minimize the impact on earnings of foreign currency rate movements.

The Company primarily utilizes foreign currency contracts, including forward, option and swap contracts, local currency deposits and local currency borrowings to hedge portions of its exposures relating to foreign currency purchases, assets and liabilities created in the normal course of business and the net investment in certain foreign subsidiaries. The duration of foreign currency contracts generally does not exceed 12 months and the contracts are valued using observable market rates (Level 2 valuation).

Interest Rate Risk

The Company manages its targeted mix of fixed and floating rate debt with debt issuances and by entering into interest rate swaps in order to mitigate fluctuations in earnings and cash flows that may result from interest rate volatility. The notional amount, interest payment and maturity date of the swaps match the principal, interest payment and maturity date of the related debt in all cases, and the swaps are valued using observable benchmark rates (Level 2 valuation).

Commodity Price Risk

The Company is exposed to price volatility related to raw materials used in production, such as resins, tallow, essential oils, tropical oils, corn and soybeans. The Company manages its raw material exposures through a combination of cost containment measures, ongoing productivity initiatives and the limited use of commodity hedging contracts. Futures contracts are used on a limited basis, primarily in the Pet Nutrition segment, to manage volatility related to raw material inventory purchases of certain traded commodities, and these contracts are measured using quoted commodity exchange prices (Level 1 valuation). The duration of the commodity contracts generally does not exceed 12 months.

Credit Risk

The Company is exposed to the risk of credit loss in the event of nonperformance by counterparties to financial instrument contracts; however, nonperformance is considered unlikely as it is the Company's policy to contract with diverse, highly rated counterparties.

COLGATE-PALMOLIVE COMPANY

Notes to Consolidated Financial Statements (continued)

(Dollars in Millions Except Per Share Amounts)

The following summarizes the fair value of the Company's derivative instruments and other financial instruments at December 31, 2010 and 2009:

	Assets			Liabilities		
	Account	Fair Value		Account	Fair Value	
Designated derivative instruments		12/31/10	12/31/09		12/31/10	12/31/09
Interest rate swap contracts	Other assets	$ 22	$ 17	Other liabilities	$ 7	$ —
Foreign currency contracts	Other current assets	10	11	Other accruals	10	8
Commodity contracts	Other current assets	4	1	Other accruals	—	1
Total designated		$ 36	$ 29		$ 17	$ 9
Derivatives not designated						
Foreign currency contracts	Other current assets	$ —	$ 3	Other accruals	$ 2	$ —
Total not designated		$ —	$ 3		$ 2	$ —
Total derivative instruments		$ 36	$ 32		$ 19	$ 9
Other financial instruments						
Marketable securities	Other current assets	$ 74	$ 41			
Available-for-sale securities	Other assets	228	282			
Total other financial instruments		$ 302	$ 323			

Fair value hedges

The Company has designated all interest rate swap contracts and certain foreign currency forward contracts as fair value hedges, for which the gain or loss on the derivative and the offsetting loss or gain on the hedged item are recognized in current earnings. The impact of foreign currency contracts is recognized in Selling, general and administrative expenses and the impact of interest rate swap contracts is recognized in Interest expense, net. The estimated fair value of the Company's long-term debt, including the current portion, as of December 31, 2010 and December 31, 2009, was $3,613 and $3,362, respectively, and the related carrying value was $3,376 and $3,147, respectively. The estimated fair value of long-term debt was derived principally from quoted prices on the Company's outstanding fixed-term notes (Level 2 valuation). Activity related to fair value hedges recorded during each period presented was as follows:

	2010			2009		
	Foreign Currency Contracts	Interest Rate Swaps	Total	Foreign Currency Contracts	Interest Rate Swaps	Total
Notional Value at December 31,	$ 769	$ 788	$ 1,557	$ 889	$ 600	$ 1,489
Gain (loss) on derivative	—	(2)	(2)	19	(7)	12
Gain (loss) on hedged items	—	2	2	(19)	7	(12)

(Dollars in Millions Except Per Share Amounts)

Cash flow hedges

All of the Company's commodity contracts and certain foreign currency forward contracts have been designated as cash flow hedges, for which the effective portion of the gain or loss is reported as a component of Other comprehensive income (OCI) and reclassified into earnings in the same period or periods during which the hedged transaction affects earnings. Activity related to cash flow hedges recorded during each period presented was as follows:

	2010			2009		
	Foreign Currency Contracts	Commodity Contracts	Total	Foreign Currency Contracts	Commodity Contracts	Total
Notional Value at December 31,	$ 371	$ 18	$ 389	$ 207	$ 15	$ 222
Gain (loss) recognized in Other comprehensive income	(3)	5	2	(19)	1	(18)
Gain (loss) reclassified into Cost of sales	3	1	4	(30)	(8)	(38)

The net gain (loss) recognized in OCI for both foreign currency contracts and commodity contracts is expected to be recognized in Cost of sales within the next twelve months.

Net investment hedges

The Company has designated certain foreign currency forward and option contracts and certain foreign currency-denominated debt as net investment hedges, for which the gain or loss on the instrument is reported as a component of Currency translation adjustments within OCI, along with the offsetting gain or loss on the hedged items. Activity related to net investment hedges recorded during each period presented was as follows:

	2010			2009		
	Foreign Currency Contracts	Foreign Currency Debt	Total	Foreign Currency Contracts	Foreign Currency Debt	Total
Notional Value at December 31,	$ 131	$ 312	$ 443	$ 89	$ 396	$ 485
Gain (loss) on instruments	(8)	2	(6)	(6)	(17)	(23)
Gain (loss) on hedged items	8	(2)	6	6	17	23

Derivatives Not Designated as Hedging Instruments

Derivatives not designated as hedging instruments for each period consist of a cross-currency swap which serves as an economic hedge of a foreign currency deposit, for which the gain or loss on the instrument and the offsetting gain or loss on the hedged item are recognized in Other (income) expense, net for each period. Activity related to these contracts during each period presented was as follows:

	2010	2009
	Cross-currency Swap	Cross-currency Swap
Notional Value at December 31,	$ 90	$ 99
Gain (loss) on instrument	4	(8)
Gain (loss) on hedged item	(4)	8

(Dollars in Millions Except Per Share Amounts)

The cross-currency swap outstanding at December 31, 2010 replaced a swap with similar terms that settled in June 2010, resulting in a realized gain of $9.

Other Financial Instruments

Marketable securities consist of bank deposits with original maturities greater than 90 days (Level 1 valuation).

Available-for-sale securities consist of the fixed income investments discussed below.

During the third quarter of 2010, the Company invested $136 in a portfolio of euro-denominated investment grade fixed income securities, including corporate bonds, with maturities generally ranging from one to three years. The portfolio is considered a Level 1 investment as all of the securities have quoted prices on an active exchange with daily liquidity. At December 31, 2010, the portfolio's fair value was $132 and was reported in Other assets in the Consolidated Balance Sheet. For the year ended December 31, 2010, $1 of interest income was realized on the portfolio.

During the second half of 2009, the Company invested $210 in U.S. dollar-denominated bonds issued by a Venezuelan state-owned corporation with stated maturities ranging from two to seven years and $50 in U.S. dollar-linked, devaluation-protected bonds issued by the Venezuelan government with stated maturities ranging from six to eight years. Prior to January 1, 2010, the U.S. dollar-denominated bonds had been remeasured at the parallel market rate and then translated for financial reporting purposes at the official rate of 2.15. As a result of transitioning to hyperinflationary accounting in Venezuela as of January 1, 2010, a charge of $152 was recorded to write down the value of the U.S. dollar-denominated bonds. This charge was included in the $271 one-time charge discussed in Note 14. During the second half of 2010, the Company sold all of the U.S. dollar-denominated bonds, realizing a gain of $13. During the second half of 2010, the Company also invested an additional $67 in U.S. dollar-linked, devaluation-protected bonds issued by the Venezuelan government with stated maturities ranging from three to seven years. The U.S. dollar-linked, devaluation-protected bonds are considered Level 3 as there was no trading activity in the market at the end of 2010 and their value was determined using unobservable inputs reflecting the Company's own assumptions. The following table presents a reconciliation of the U.S. dollar-linked, devaluation-protected bonds measured at fair value for the year ended December 31:

	2010	2009
Beginning balance as of January 1	$ 46	$ —
Unrealized gain (loss) on investment	(17)	(4)
Purchases during the year	67	50
Ending balance as of December 31	$ 96	$ 46

As a result of the elimination of the 2.6 preferential exchange rate effective January 1, 2011, these bonds have revalued and, based on recent market activity, the Company recorded an aftertax unrealized gain in Other comprehensive income of approximately $40 during the first quarter of 2011.

(Dollars in Millions Except Per Share Amounts)

8. Capital Stock and Stock-Based Compensation Plans

Preference Stock

The Company has the authority to issue 50,000,000 shares of Preference stock. In 1989, the Company approved the issuance of 6,315,149 shares of Series B Convertible Preference stock (the Preference stock) without par value. Each share of Preference stock, which was convertible into eight shares of common stock, had a redemption price of $65 per share and paid cumulative dividends equal to the higher of $2.44 or the current dividend paid on eight common shares for the comparable six-month period. As a result of recent rules issued by the Internal Revenue Service related to employer stock held in defined contribution plans, the Company issued a notice of redemption with respect to the 2,405,192 shares of Preference stock outstanding on December 29, 2010. At the direction of the Company's Employee Stock Ownership Plan trustee, the preference shares were converted into 19,241,536 shares of common stock. The common stock for the conversion was issued from treasury shares. As of December 31, 2010, there were 19,225,073 shares of common stock outstanding and issued to the Company's Employee Stock Ownership Plan. As of December 31, 2009, there were 2,607,541 shares of Preference stock outstanding and issued to the Company's Employee Stock Ownership Plan. See Note 9 for further information about the Company's Employee Stock Ownership Plan.

Stock Repurchases

The Company repurchased its common stock at a cost of $2,020 during 2010 under share repurchase programs that were approved by the Board of Directors and publicly announced in February 2010 and January 2008 (the 2010 Program and the 2008 Program, respectively). Under the 2008 Program, the Company was authorized to purchase up to 30 million shares of the Company's common stock. The 2010 Program, which replaced the 2008 Program, authorizes the Company to repurchase up to 40 million shares of its common stock. The Board's authorization also provides for share repurchases on an ongoing basis to fulfill certain requirements of the Company's compensation and benefit programs. The shares may be repurchased in open market or privately negotiated transactions at the Company's discretion, subject to market conditions, customary blackout periods and other factors.

The Company may use either authorized and unissued shares or treasury shares to meet share requirements resulting from the exercise of stock options and the vesting of restricted stock awards.

(Dollars in Millions Except Per Share Amounts)

A summary of common stock and treasury stock activity for the three years ended December 31, 2010 is as follows:

	Common Stock Outstanding	Treasury Stock
Balance, January 1, 2008	509,034,801	223,818,379
Common stock acquired	(14,731,316)	14,731,316
Shares issued for stock options	4,280,505	(4,280,505)
Shares issued for restricted stock and other	799,926	(799,926)
Preference stock conversion	2,028,664	(2,028,664)
Balance, December 31, 2008	501,412,580	231,440,600
Common stock acquired	(14,916,340)	14,916,340
Shares issued for stock options	5,455,317	(5,455,317)
Shares issued for restricted stock and other	800,388	(800,388)
Preference stock conversion	1,413,072	(1,413,072)
Balance, December 31, 2009	494,165,017	238,688,163
Common stock acquired	(25,401,785)	25,401,785
Shares issued for stock options	4,233,775	(4,233,775)
Shares issued for restricted stock and other	993,132	(993,132)
Preference stock conversion	20,860,328	(20,860,328)
Balance, December 31, 2010	494,850,467	238,002,713

Stock-Based Compensation

The Company recognizes the cost of employee services received in exchange for awards of equity instruments, such as stock options and restricted stock, based on the fair value of those awards at the date of grant. The value of restricted stock awards, based on market prices, is amortized on a straight-line basis over the requisite service period. The estimated fair value of stock options on the date of grant is amortized on a straight-line basis over the requisite service period for each separately vesting portion of the award. Awards to employees eligible for retirement prior to the award becoming fully vested are recognized as compensation cost over the period through the date that the employee first becomes eligible to retire and is no longer required to provide service to earn the award.

The Company has two types of stock-based compensation plans, which are described below. The total stock-based compensation expense charged against pretax income for these plans was $121, $117 and $100 for the years ended December 31, 2010, 2009 and 2008, respectively. The total income tax benefit recognized on stock-based compensation was approximately $40, $40 and $32 for the years ended December 31, 2010, 2009 and 2008, respectively.

Stock-based compensation expense is recorded within Selling, general and administrative expenses in the Corporate segment as these amounts are not included in internal measures of segment operating performance.

The Company uses the Black-Scholes option pricing model to determine the fair value of stock-option awards. The weighted-average estimated fair value of stock options granted in the years ended December 31, 2010, 2009 and 2008 was $11.00, $12.06 and $13.35, respectively. Fair value is estimated using the Black-Scholes option pricing model with the assumptions summarized in the following table:

	2010	2009	2008
Expected Term of Options	4.5 years	4.5 years	4.5 years
Expected Volatility Rate	22.5%	22.1%	19.5%
Risk-Free Rate	1.3%	2.3%	3.0%
Expected Dividend Yield	2.8%	2.4%	2.0%

The weighted-average expected term of options granted each year was determined with reference to historical exercise and post-vesting cancellation experience, the vesting period of the awards and contractual term of the awards, among other factors. Expected volatility incorporates implied share-price volatility derived from exchange traded options on the Company's common stock. The risk-free rate for the expected term of the option is based on the U.S. Treasury implied yield at the time of grant.

Incentive Stock Plan

The Company has a plan that provides for grants of restricted stock awards for officers and other employees. A committee of independent members of the Board of Directors administers the plan. Awards are made in common stock and vest at the end of the restriction period, which is generally three years. As of December 31, 2010, 10,218,000 shares of common stock were available for future restricted stock awards.

A summary of restricted stock award activity during 2010 is presented below:

	Shares (in thousands)	Weighted Average Grant Date Fair Value Per Award
Restricted stock awards as of January 1, 2010	2,801	$ 66
Activity:		
Granted	1,000	80
Vested	(956)	62
Forfeited	(68)	72
Restricted stock awards as of December 31, 2010	2,777	73

As of December 31, 2010, there was $61 of total unrecognized compensation expense related to nonvested restricted stock awards, which will be recognized over a weighted-average period of 1.6 years. The total fair value of shares vested during the years ended December 31, 2010, 2009 and 2008 was $69, $48 and $56, respectively.

Stock Option Plans

The Company's stock option plans provide for the issuance to directors, officers and other employees of non-qualified stock options that generally have a contractual term of six years and vest over three years. As of December 31, 2010, 13,723,000 shares of common stock were available for future stock option grants.

A summary of stock option plan activity during 2010 is presented below:

	Shares (in thousands)	Weighted Average Exercise Price	Weighted Average Remaining Contractual Life (in years)	Value of Unexercised In-the-Money Options
Options outstanding, January 1, 2010	25,091	$ 65		
Granted	4,892	77		
Exercised	(5,279)	56		
Forfeited or expired	(187)	75		
Options outstanding, December 31, 2010	24,517	69	3	$ 268
Options exercisable, December 31, 2010	15,314	$ 66	2	$ 227

As of December 31, 2010, there was $40 of total unrecognized compensation expense related to options, which will be recognized over a weighted-average period of 1.4 years. The total intrinsic value of options exercised during the years ended December 31, 2010, 2009 and 2008 was $133, $120 and $113, respectively.

The benefits of tax deductions in excess of grant date fair value resulting from the exercise of stock options and vesting of restricted stock awards for the years ended December 31, 2010, 2009 and 2008 was $31, $16 and $26, respectively, and was reported as a financing cash flow. Cash proceeds received from options exercised for the years ended December 31, 2010, 2009 and 2008 were $211, $284 and $211, respectively.

9. Employee Stock Ownership Plan

In 1989, the Company expanded its Employee Stock Ownership Plan (ESOP) through the introduction of a leveraged ESOP that funds certain benefits for employees who have met eligibility requirements. The ESOP issued $410 of long-term notes due through July 2009 bearing an average interest rate of 8.7%. The notes, which were guaranteed by the Company, were repaid in July 2009. The ESOP used the proceeds of the notes to purchase 6.3 million shares of Preference stock from the Company. The Preference stock, each share of which was convertible into eight shares of common stock, had a redemption price of $65 per share and paid semiannual dividends equal to the higher of $2.44 or the current dividend paid on eight common shares for the comparable six-month period. As a result of recent rules issued by the Internal Revenue Service related to employer stock held in defined contribution plans, the Company issued a notice of redemption with respect to the 2,405,192 shares of Preference stock outstanding on December 29, 2010. At the direction of the Company's ESOP trustee, the preference shares were converted into 19,241,536 shares of common stock. The common stock for the conversion was issued from treasury shares, as illustrated in Note 8.

During 2000, the ESOP entered into a loan agreement with the Company under which the benefits of the ESOP may be extended through 2035. Advances from the Company of $99 remain outstanding at December 31, 2010.

Dividends on the Preference stock, as well as on the common stock also held by the ESOP, are paid to the ESOP trust and, together with cash contributions and advances from the Company, are used by the ESOP to repay principal and interest. Prior to the conversion on December 29, 2010, noted above, Preference stock was released for allocation to participants based upon the ratio of the current year's debt service to the sum of total principal and interest payments over the life of the debt. As of December 31, 2010, 10,527,721 common shares were released and allocated to participant accounts and 8,697,352 common shares were available for future allocation to participant accounts.

Dividends on the Preference stock and common stock are deductible for income tax purposes and, accordingly, are reflected net of their tax benefit in the Consolidated Statements of Changes in Shareholders' Equity.

(Dollars in Millions Except Per Share Amounts)

Annual expense related to the leveraged ESOP, determined as interest incurred on the original notes, plus the higher of either principal payments or the historical cost of Preference stock allocated, less dividends received on the shares held by the ESOP and advances from the Company, was $6 in 2010, $22 in 2009 and $7 in 2008. Unearned compensation, which is shown as a reduction in Shareholders' equity, is the amount of ESOP debt due to the Company.

Interest incurred on the ESOP notes was $0 in 2010, $2 in 2009 and $8 in 2008. The Company paid dividends on the shares held by the ESOP of $41 in 2010, $37 in 2009 and $36 in 2008. Company contributions to the ESOP were $6 in 2010, $22 in 2009 and $7 in 2008.

10. Retirement Plans and Other Retiree Benefits

Retirement Plans

The Company and certain of its U.S. and overseas subsidiaries maintain defined benefit retirement plans. Benefits under these plans are based primarily on years of service and employees' career earnings.

Effective September 1, 2010, the Company adopted certain amendments to its retirement benefit programs in the U.S. The plan amendments provide for higher contributions to the Company's defined contribution plan while reducing future pay credits to the Company's defined benefit plan for participants, simplification of the formula for calculating monthly pay-based credits to the defined benefit plan, and certain pension enhancements depending on years of service. The incremental impact to the Company's net income due to the plan amendments for 2010 was not significant. The incremental impact of $58 to the Company's benefit obligations is reflected in the table below.

In the Company's principal U.S. plans and certain funded overseas plans, funds are contributed to trusts in accordance with regulatory limits to provide for current service and for any unfunded projected benefit obligation over a reasonable period. The target asset allocation for the Company's defined benefit plans are as follows:

Asset Category	United States	International
Equity securities	52%	44%
Debt securities	40	47
Real estate and alternative investments	8	9
Total	100%	100%

(Dollars in Millions Except Per Share Amounts)

At December 31, 2010 the allocation of the Company's plan assets and the level of valuation input for each major asset category was as follows:

	Level of Valuation Input	Pension Plans		Other Retiree Benefits
		United States	International	
Investments:				
Cash & cash equivalents	Level 1	$ 84	$ 14	$ 2
U.S. common stocks	Level 1	223	—	6
International common stocks	Level 1	55	—	1
Fixed income securities (a)	Level 2	142	—	—
Common/collective trust funds (b):	Level 2			
Equity index funds		314	166	8
Emerging market equity index funds		61	18	2
Other common stock funds		95	13	3
Fixed income funds: U.S. or foreign government and agency securities		222	88	6
Fixed income funds: investment grade corporate bonds		59	71	2
Fixed income funds: high yield corporate bonds and other		67	1	2
Guaranteed investment contracts (c)	Level 2	—	47	—
Real estate (d)	Level 3	55	16	—
Total Investments at fair value		$ 1,377	$ 434	$ 32

At December 31, 2009 the allocation of the Company's plan assets and the level of valuation input for each major asset category was as follows:

	Level of Valuation Input	Pension Plans		Other Retiree Benefits
		United States	International	
Investments:				
Cash & cash equivalents	Level 1	$ 84	$ 21	$ 2
U.S. common stocks	Level 1	220	—	6
International common stocks	Level 1	48	—	2
Fixed income securities (a)	Level 2	144	—	—
Common/collective trust funds (b):	Level 2			
Equity index funds		351	135	9
Emerging market equity index funds		52	14	1
Other common stock funds		88	21	2
Fixed income funds: U.S. or foreign government and agency securities		157	24	4
Fixed income funds: investment grade corporate bonds		52	120	1
Fixed income funds: high yield corporate bonds and other		56	10	1
Guaranteed investment contracts (c)	Level 2	—	45	—
Real estate (d)	Level 3	48	11	—
Total Investments at fair value		$ 1,300	$ 401	$ 28

(Dollars in Millions Except Per Share Amounts)

(a) The fixed income securities are traded over the counter and a small portion of the securities lack daily pricing or liquidity and as such are classified as level 2. As of December 31, 2010 and 2009, approximately 75% of the fixed income portfolio was invested in U.S. treasury or agency securities, with the remainder invested in corporate bonds.
(b) Interests in common/collective trust funds are valued using the net asset value (NAV) per unit in each fund. The NAV is based on the value of the underlying investments owned by each trust, minus its liabilities, divided by the number of shares outstanding.
(c) The guaranteed investment contracts (GICs) represent contracts with insurance companies measured at the cash surrender value of each contract. The level 2 valuation reflects that the cash surrender value is based principally on a referenced pool of investment funds with active redemption.
(d) Real estate is valued using the NAV per unit of funds that are invested in real property, and the real property is valued using independent market appraisals. Since the appraisals include unobservable inputs, the investments in each fund are classified as level 3.

The following table presents a reconciliation of level 3 plan assets measured at fair value for the year ended December 31:

	2010		2009	
	United States Real Estate Fund	International Real Estate Fund	United States Real Estate Fund	International Real Estate Fund
Beginning balance as of January 1	$ 48	$ 11	$ 72	$ 9
Earned income, net of management expenses	4	—	2	1
Unrealized gain (loss) on investment	3	1	(26)	1
Purchases, sales, issuances and settlements, net	—	4	—	—
Ending balance as of December 31	$ 55	$ 16	$ 48	$ 11

Equity securities in the U.S. plans include investments in the Company's common stock representing 9% and 10% of U.S. plan assets at December 31, 2010 and 2009, respectively. No shares of the Company's common stock were purchased or sold by the plans in 2010 or 2009. The plans received dividends on the Company's common stock of $3 and $3 in 2010 and 2009, respectively.

Other Retiree Benefits

The Company and certain of its subsidiaries provide health care and life insurance benefits for retired employees to the extent not provided by government-sponsored plans. The Company utilizes a portion of its leveraged ESOP to reduce its obligation to provide these other retiree benefits and to offset its current service cost.

Effective September 1, 2010, the Company adopted certain amendments to its retirement benefit programs in the U.S. Effective with the plan amendments, future retirees of the Company who do not meet certain age and service requirements will begin to share in the cost of retiree medical coverage through monthly payments rather than paying a lump sum contribution at retirement. In addition, the Company will generally no longer use its leveraged ESOP to make retiree medical coverage allocations. The incremental impact to the Company's net income due to the plan amendments for 2010 was not significant. The incremental impact of $31 to the Company's benefit obligations is reflected in the table below.

COLGATE-PALMOLIVE COMPANY

Notes to Consolidated Financial Statements (continued)

(Dollars in Millions Except Per Share Amounts)

The Company uses a December 31 measurement date for its defined benefit and other retiree benefit plans. Summarized information for the Company's defined benefit and other retiree benefit plans are as follows:

	Pension Benefits				Other Retiree Benefits	
	2010	2009	2010	2009	2010	2009
	United States		International			
Change in Benefit Obligations						
Benefit obligations at beginning of year	$ 1,703	$ 1,570	$ 706	$ 604	$ 603	$ 542
Service cost	42	42	17	15	7	3
Interest cost	94	95	35	37	38	36
Participants' contributions	1	1	3	3	—	—
Acquisitions/plan amendments	58	—	2	1	31	—
Actuarial loss (gain)	150	104	24	46	97	37
Foreign exchange impact	—	—	(10)	39	3	5
Termination benefits	23	—	—	—	8	—
Curtailments and settlements	—	—	(5)	(3)	—	—
Benefit payments	(119)	(109)	(36)	(36)	(25)	(20)
Benefit obligations at end of year	$ 1,952	$ 1,703	$ 736	$ 706	$ 762	$ 603
Change in Plan Assets						
Fair value of plan assets at beginning of year	$ 1,300	$ 1,134	$ 401	$ 320	$ 28	$ 24
Actual return on plan assets	145	189	30	43	4	4
Company contributions	50	85	36	45	25	20
Participants' contributions	1	1	3	3	—	—
Foreign exchange impact	—	—	4	29	—	—
Settlements	—	—	(4)	(3)	—	—
Benefit payments	(119)	(109)	(36)	(36)	(25)	(20)
Fair value of plan assets at end of year	$ 1,377	$ 1,300	$ 434	$ 401	$ 32	$ 28
Funded Status						
Benefit obligations at end of year	$ 1,952	$ 1,703	$ 736	$ 706	$ 762	$ 603
Fair value of plan assets at end of year	1,377	1,300	434	401	32	28
Net amount recognized	$ (575)	$ (403)	$ (302)	$ (305)	$ (730)	$ (575)
Amounts Recognized in Balance Sheet						
Noncurrent assets	$ —	$ —	$ 4	$ 4	$ —	$ —
Current liabilities	(13)	(12)	(13)	(14)	(41)	(35)
Noncurrent liabilities	(562)	(391)	(293)	(295)	(689)	(540)
Net amount recognized	$ (575)	$ (403)	$ (302)	$ (305)	$ (730)	$ (575)
Amounts recognized in Accumulated other comprehensive income consist of						
Actuarial loss	$ 693	$ 641	$ 142	$ 132	$ 343	$ 267
Transition/prior service cost	81	29	8	8	32	2
	$ 774	$ 670	$ 150	$ 140	$ 375	$ 269
Accumulated benefit obligation	$ 1,808	$ 1,645	$ 654	$ 635	$ —	$ —

(Dollars in Millions Except Per Share Amounts)

	Pension Benefits				Other Retiree Benefits	
	2010	2009	2010	2009	2010	2009
	United States		International			
Weighted-Average Assumptions Used to Determine Benefit Obligations						
Discount rate	5.30%	5.75%	5.04%	5.41%	5.30%	5.75%
Long-term rate of return on plan assets	8.00%	8.00%	6.23%	6.58%	8.00%	8.00%
Long-term rate of compensation increase	4.00%	4.00%	3.05%	3.35%	—	—
ESOP growth rate	—	—	—	—	10.00%	10.00%

The overall investment objective of the plans is to balance risk and return so that obligations to employees are met. The Company evaluates its long-term rate of return on plan assets on an annual basis. In determining the long-term rate of return, the Company considers the nature of the plans' investments, an expectation for the plans' investment strategies and the historical rates of return. The assumed rate of return for 2010 for the U.S. plans was 8%. Average annual rates of return for the U.S. plans for the most recent 1-year, 5-year, 10-year, 15-year and 25-year periods were 12%, 5%, 5%, 7%, and 8%, respectively. Similar assessments were performed in determining rates of return on international pension plan assets to arrive at the Company's 2010 weighted-average rate of return of 6.23%.

Plans with projected benefit obligations in excess of plan assets and plans with accumulated benefit obligations in excess of plan assets as of December 31 consist of the following:

	Years Ended December 31,	
	2010	2009
Benefit Obligation Exceeds Fair Value of Plan Assets		
Projected benefit obligation	$ 2,664	$ 2,338
Fair value of plan assets	1,749	1,629
Accumulated benefit obligation	2,268	2,170
Fair value of plan assets	1,571	1,579

The medical cost trend rate of increase assumed in measuring the expected cost of benefits is projected to decrease from 8.33% in 2011 to 5.00% by 2016, remaining at 5.00% for the years thereafter. Changes in the assumed rate can have a significant effect on amounts reported. A 1% change in the assumed medical cost trend rate would have the following approximate effect:

	One percentage point	
	Increase	Decrease
Accumulated postretirement benefit obligation	$ 84	$ (70)
Annual expense	7	(6)

(Dollars in Millions Except Per Share Amounts)

Summarized information regarding the net periodic benefit costs for the Company's defined benefit and other retiree benefit plans is as follows:

	Pension Benefits						Other Retiree Benefits		
	2010	2009	2008	2010	2009	2008	2010	2009	2008
	United States			International					
Components of Net Periodic Benefit Cost									
Service cost	$ 42	$ 42	$ 40	$ 17	$ 15	$ 15	$ 13	$ 10	$ 10
Interest cost	94	95	95	35	37	37	38	36	34
Annual ESOP allocation	—	—	—	—	—	—	(6)	(7)	(9)
Expected return on plan assets	(99)	(89)	(114)	(26)	(23)	(27)	(2)	(2)	(3)
Amortization of transition & prior service costs (credits)	5	4	4	3	3	1	1	—	—
Amortization of actuarial loss	52	50	6	9	5	3	19	13	9
Net periodic benefit cost	$ 94	$ 102	$ 31	$ 38	$ 37	$ 29	$ 63	$ 50	$ 41
Other postretirement charges	23	—	1	1	—	4	8	—	—
Total pension cost	$ 117	$ 102	$ 32	$ 39	$ 37	$ 33	$ 71	$ 50	$ 41
Weighted- Average Assumptions Used to Determine Net Periodic Benefit Cost									
Discount rate	5.75%[1]	6.30%	6.50%	5.41%	5.88%	5.52%	5.75%[1]	5.80%	6.50%
Long-term rate of return on plan assets	8.00%	8.00%	8.00%	6.58%	6.70%	7.00%	8.00%	8.00%	8.00%
Long-term rate of compensation increase	4.00%	4.00%	4.00%	3.35%	3.33%	3.65%	—	—	—
ESOP growth rate	—	—	—	—	—	—	10.00%	10.00%	10.00%

(1) Effective with the plan amendments on September 1, 2010, the Company was required to remeasure the benefit obligations and plan assets of the affected plans, and a new discount rate of 4.75% was used to determine net periodic benefit cost through the end of 2010.

Other postretirement charges in 2010 primarily relate to one-time termination benefits incurred pursuant to a voluntary early retirement program for selected individuals in the U.S.

The Company made voluntary contributions of $35, $73 and $95 in 2010, 2009 and 2008, respectively, to its U.S. postretirement plans.

(Dollars in Millions Except Per Share Amounts)

Amounts recognized in Other Comprehensive Income during the year ended December 31, 2010 were as follows:

	Before-Tax Amount	Net-of-Tax Amount
Net actuarial loss & prior service costs arising during the period	$ 309	$ 196
Amortization of net actuarial loss, transition & prior service costs	(89)	(53)
Total	$ 220	$ 143

The estimated actuarial loss and the estimated transition/prior service cost for defined benefit and other retiree benefit plans that will be amortized from accumulated other comprehensive income into net periodic benefit cost over the next fiscal year is as follows:

	Pension Benefits	Other Retiree Benefits
Net actuarial loss	$ 55	$ 21
Net transition & prior service cost	12	2

Expected Contributions & Benefit Payments

Management's best estimate of cash requirements to be paid directly from the Company's assets to its postretirement plans for the year ending December 31, 2011, is approximately $208, including approximately $100 of voluntary contributions to U.S. pension plans. Actual funding may differ from current estimates depending on the variability of the market value of the assets as compared to the obligation and other market or regulatory conditions.

Total benefit payments expected to be paid to participants, including payments directly from the Company's assets to participants in unfunded plans, as discussed above, as well as payments paid from the plans, are as follows:

	Pension Benefits		Other Retiree Benefits
Years Ended December 31,	United States	International	
2011	$ 124	$ 42	$ 42
2012	124	54	43
2013	125	41	44
2014	124	46	45
2015	126	45	46
2016-2020	660	225	234

(Dollars in Millions Except Per Share Amounts)

11. Income Taxes

The components of income before income taxes are as follows for the three years ended December 31:

	2010	2009	2008
United States	$ 1,252	$ 1,173	$ 1,027
International	2,178	2,365	1,978
Total Income before income taxes	$ 3,430	$ 3,538	$ 3,005

The provision for income taxes consists of the following for the three years ended December 31:

	2010	2009	2008
United States	$ 427	$ 399	$ 314
International	690	742	654
Total Provision for income taxes	$ 1,117	$ 1,141	$ 968

Temporary differences between accounting for financial statement purposes and accounting for tax purposes result in the current provision for taxes being higher (lower) than the total provision for income taxes as follows:

	2010	2009	2008
Goodwill and intangible assets	$ (11)	$ 15	$ (10)
Property, plant and equipment	(29)	(24)	(29)
Pension and other retiree benefits	4	27	(46)
Stock-based compensation	12	18	18
Tax loss and tax credit carryforwards	(28)	(27)	(30)
Valuation allowances	1	3	6
Other, net	122	7	(5)
Total deferred tax provision	$ 71	$ 19	$ (96)

In 2010, Other, net includes a non-recurring tax benefit related to the reorganization of an overseas subsidiary.

The difference between the statutory U.S. federal income tax rate and the Company's global effective tax rate as reflected in the Consolidated Statements of Income is as follows:

Percentage of Income before income taxes	2010	2009	2008
Tax at United States statutory rate	35.0%	35.0%	35.0%
State income taxes, net of federal benefit	1.1	0.5	0.8
Earnings taxed at other than United States statutory rate	(4.6)	(2.5)	(1.9)
Venezuela hyperinflationary transition charge	2.8	—	—
Other, net	(1.7)	(0.8)	(1.7)
Effective tax rate	32.6%	32.2%	32.2%

(Dollars in Millions Except Per Share Amounts)

The components of deferred tax assets (liabilities) are as follows at December 31:

	2010	2009
Deferred tax liabilities:		
Goodwill and intangible assets	$ (463)	$ (440)
Property, plant and equipment	(344)	(320)
Other	(116)	(157)
	(923)	(917)
Deferred tax assets:		
Pension and other retiree benefits	471	389
Tax loss and tax credit carryforwards	130	153
Accrued liabilities	145	134
Stock-based compensation	108	103
Other	163	163
Valuation allowance	(1)	(2)
	1,016	940
Net deferred income taxes	$ 93	$ 23
Deferred taxes included within:		
Assets:		
Other current assets	$ 117	$ 105
Other assets	84	—
Liabilities:		
Deferred income taxes	(108)	(82)
Net deferred income taxes	$ 93	$ 23

Applicable U.S. income and foreign withholding taxes have not been provided on approximately $2,900 of undistributed earnings of foreign subsidiaries at December 31, 2010. These earnings have been and are currently considered to be indefinitely reinvested and are currently not subject to such taxes. Determining the tax liability that would arise if these earnings were remitted is not practicable.

In addition, net tax benefits of $124 in 2010, $18 in 2009 and $291 in 2008 recorded directly through equity predominantly include current and future tax benefits related to employee equity compensation and benefit plans.

The Company uses a comprehensive model to recognize, measure, present and disclose in its financial statements uncertain tax positions that the Company has taken or expects to take on an income tax return.

COLGATE-PALMOLIVE COMPANY

Notes to Consolidated Financial Statements (continued)

(Dollars in Millions Except Per Share Amounts)

Unrecognized tax benefits activity for the years ended December 31, 2010, 2009 and 2008 is summarized below:

	2010	2009	2008
Unrecognized tax benefits:			
Balance, January 1	$ 187	$ 171	$ 199
Increases as a result of tax positions taken during the current year	38	30	6
Decreases of tax positions taken during prior years	(63)	(9)	(10)
Increases of tax positions taken during prior years	16	18	31
Decreases as a result of settlements with taxing authorities and the expiration of statutes of limitations	(3)	(24)	(51)
Effect of foreign currency rate movements	(4)	1	(4)
Balance, December 31	$ 171	$ 187	$ 171

If all of the unrecognized tax benefits above were recognized, approximately $119 would impact the effective tax rate. Although it is possible that the amount of unrecognized benefits with respect to our uncertain tax positions will increase or decrease in the next 12 months, the Company does not expect material changes.

The Company recognized approximately ($4), ($1) and $7 of interest (income) expense related to the above unrecognized tax benefits within income tax expense in 2010, 2009 and 2008, respectively. The Company had accrued interest of approximately $19 and $24 as of December 31, 2010 and 2009, respectively.

The Company and its subsidiaries file U.S. federal income tax returns as well as income tax returns in many state and foreign jurisdictions. All U.S. federal income tax returns for the periods ended through December 31, 2005 have been audited by and settled with the IRS. With a few exceptions, the Company is no longer subject to U.S. state and local income tax examination for the years prior to 2006. In addition, the Company has subsidiaries in various foreign jurisdictions that have statutes of limitations for tax audits generally ranging from three to six years.

12. Earnings Per Share

	For the Year Ended 2010			For the Year Ended 2009			For the Year Ended 2008		
	Income	Shares (millions)	Per Share	Income	Shares (millions)	Per Share	Income	Shares (millions)	Per Share
Net income attributable to Colgate-Palmolive Company	$ 2,203			$ 2,291			$ 1,957		
Preferred dividends	(34)			(30)			(28)		
Basic EPS	2,169	487.8	$ 4.45	2,261	499.5	$ 4.53	1,929	506.3	$ 3.81
Stock options and restricted stock		3.3			3.8			5.8	
Convertible Preference stock	34	19.8		30	21.3		28	22.9	
Diluted EPS	$ 2,203	510.9	$ 4.31	$ 2,291	524.6	$ 4.37	$ 1,957	535.0	$ 3.66

(Dollars in Millions Except Per Share Amounts)

Basic earnings per common share is computed by dividing net income available for common stockholders by the weighted-average number of common shares outstanding for the period.

Diluted earnings per common share is computed using the treasury stock method on the basis of the weighted-average number of shares of common stock plus the dilutive effect of potential common shares outstanding during the period. Dilutive potential common shares include outstanding stock options and restricted stock awards.

As of December 31, 2010, 2009 and 2008, the average number of stock options that were anti-dilutive and not included in diluted earnings per share calculations were 67,565, 5,794,326 and 1,367,200, respectively.

13. Commitments and Contingencies

Minimum rental commitments under noncancellable operating leases, primarily for office and warehouse facilities, are $187 in 2011, $163 in 2012, $137 in 2013, $119 in 2014, $111 in 2015 and $508 thereafter. Rental expense amounted to $220 in 2010, $212 in 2009 and $183 in 2008. Capital leases included in fixed assets, contingent rentals and sublease income are not significant. The Company has various contractual commitments to purchase raw, packaging and other materials totaling approximately $523 at December 31, 2010.

As a global company serving consumers in more than 200 countries and territories, the Company is routinely subject to a wide range of legal proceedings. These include disputes relating to intellectual property, contracts, product liability, advertising, foreign exchange controls, antitrust and trade regulation, as well as labor and employment, environmental and tax matters.

Management proactively reviews and monitors the Company's exposure to, and the impact of, environmental matters. The Company is party to various environmental matters and, as such, may be responsible for all or a portion of the cleanup, restoration and post-closure monitoring of several sites.

As a matter of course, the Company is regularly audited by the IRS and other tax authorities around the world in countries where it conducts business. In this regard, the IRS has completed its examination of the Company's federal income tax returns through 2005. The amount of additional tax involved as a result of assessments arising from IRS examination did not have a material impact on the financial position, results of operations or cash flows of the Company. Estimated incremental tax payments related to potential disallowances for subsequent periods are not expected to be material.

Brazilian Matters

In 2001, the Central Bank of Brazil sought to impose a substantial fine on the Company's Brazilian subsidiary (approximately $157 at the current exchange rate) based on alleged foreign exchange violations in connection with the financing of the Company's 1995 acquisition of the Kolynos oral care business from Wyeth (formerly American Home Products) (the Seller), as described in the Company's Form 8-K dated January 10, 1995. The Company appealed the imposition of the fine to the Brazilian Monetary System Appeals Council (the Council), and on January 30, 2007, the Council decided the appeal in the Company's favor, dismissing the fine entirely. However, certain tax and civil proceedings that began as a result of this Central Bank matter are still outstanding as described below.

The Brazilian internal revenue authority has disallowed interest deductions and foreign exchange losses taken by the Company's Brazilian subsidiary for certain years in connection with the financing of the Kolynos acquisition. The tax assessments with interest, at the current exchange rate, approximate $123. The Company has been disputing the disallowances by appealing the assessments within the internal revenue authority's appellate process with the following results to date:

(Dollars in Millions Except Per Share Amounts)

- In June 2005, the First Board of Taxpayers ruled in the Company's favor and allowed all of the previously claimed deductions for 1996 through 1998. In March 2007, the First Board of Taxpayers ruled in the Company's favor and allowed all of the previously claimed deductions for 1999 through 2001. The tax authorities appealed these decisions to the next administrative level.
- In August 2009, the First Taxpayers' Council (the next and final administrative level of appeal) overruled the decisions of the First Board of Taxpayers, upholding the majority of the assessments, disallowing a portion of the assessments and remanding a portion of the assessments for further consideration by the First Board of Taxpayers.

The Company has filed a motion for reconsideration with the First Taxpayers' Council and further appeals are available within the Brazilian federal courts. The Company intends to challenge these assessments vigorously. Although there can be no assurances, management believes, based on the opinion of its Brazilian legal counsel and other advisors, that the disallowances are without merit and that the Company should ultimately prevail on appeal, if necessary, in the Brazilian federal courts.

In 2002, the Brazilian Federal Public Attorney filed a civil action against the federal government of Brazil, Laboratorios Wyeth-Whitehall Ltda. (the Brazilian subsidiary of the Seller) and the Company, as represented by its Brazilian subsidiary, seeking to annul an April 2000 decision by the Brazilian Board of Tax Appeals that found in favor of the Seller's Brazilian subsidiary on the issue of whether it had incurred taxable capital gains as a result of the divestiture of Kolynos. The action seeks to make the Company's Brazilian subsidiary jointly and severally liable for any tax due from the Seller's Brazilian subsidiary. Although there can be no assurances, management believes, based on the opinion of its Brazilian legal counsel, that the Company should ultimately prevail in this action. The Company intends to challenge this action vigorously.

In December 2005, the Brazilian internal revenue authority issued to the Company's Brazilian subsidiary a tax assessment with interest and penalties of approximately $73, at the current exchange rate, based on a claim that certain purchases of U.S. Treasury bills by the subsidiary and their subsequent disposition during the period 2000 to 2001 were subject to a tax on foreign exchange transactions. The Company is disputing the assessment within the internal revenue authority's administrative appeals process. In October 2007, the Second Board of Taxpayers, which has jurisdiction over these matters, ruled in favor of the internal revenue authority. In January 2008, the Company appealed this decision to the next administrative level. Although there can be no assurances, management believes, based on the advice of its Brazilian legal counsel, that the tax assessment is without merit and that the Company should prevail on appeal either at the administrative level or, if necessary, in the Brazilian federal courts. The Company intends to challenge this assessment vigorously.

European Competition Matters

Since February 2006, the Company has learned that investigations relating to potential competition law violations involving the Company's subsidiaries had been commenced by governmental authorities in the European Union (EU), Belgium, France, Germany, Greece, Italy, The Netherlands, Romania, Spain, Switzerland and the United Kingdom (UK). The Company understands that many of these investigations also involve other consumer goods companies and/or retail customers. While several of the investigations are ongoing, there have been the following results to date:

- In February 2008, the federal competition authority in Germany imposed fines on four of the Company's competitors, but the Company was not fined due to its cooperation with the German authorities.
- In November 2009, the UK Office of Fair Trading informed the Company that it was no longer pursuing its investigation of the Company.

- In December 2009, the Swiss competition law authority imposed a fine of $5 on the Company's GABA subsidiary for alleged violations of restrictions on parallel imports into Switzerland. The Company is appealing the fine in the Swiss courts.
- In January 2010, the Spanish competition law authority found that four suppliers of shower gel had entered into an agreement regarding product down-sizing, for which Colgate's Spanish subsidiary was fined $3. The Company is appealing the fine in the Spanish courts.
- In December 2010, the Italian competition law authority found that 16 consumer goods companies, including the Company's Italian subsidiary, exchanged competitively sensitive information in the cosmetics sector, for which the Company's Italian subsidiary was fined $3. The Company is appealing the fine in the Italian courts.
- While the investigations of the Company's Romanian subsidiary by the Romanian competition authority have been closed since May 2009, a complainant has petitioned the court to reopen one of the investigations.

Currently, formal claims of violations, or statements of objections, are pending against the Company as follows:

- The French competition authority alleges agreements on pricing and promotion of heavy duty detergents among four consumer goods companies, including the Company's French subsidiary.
- The French competition authority alleges violations of competition law by three pet food producers, including the Company's Hill's France subsidiary, focusing on exclusivity arrangements.
- The Dutch competition authority alleges that six companies, including the Company's Dutch subsidiary, engaged in concerted practices and exchanged sensitive information in the cosmetics sector.
- The German competition authority alleges in an investigation related to the one resolved in February 2008 that 17 branded goods companies, including the Company's German subsidiary, exchanged sensitive information related to the German market.

The Company has responded, or will have an opportunity to respond, to each of these formal claims of violations. Investigations are ongoing in the EU, Belgium, France and Greece, but no formal claims of violations have been filed in these jurisdictions except in France as noted above.

The Company's policy is to comply with antitrust and competition laws and, if a violation of any such laws is found, to take appropriate remedial action and to cooperate fully with any related governmental inquiry. The Company has undertaken a comprehensive review of its selling practices and related competition law compliance in Europe and elsewhere and, where the Company has identified a lack of compliance, it has undertaken remedial action. Competition and antitrust law investigations often continue for several years and can result in substantial fines for violations that are found. Such fines, depending on the gravity and duration of the infringement as well as the value of the sales involved, have amounted, in some cases, to hundreds of millions of dollars. While the Company cannot predict the final financial impact of these competition law issues as these matters may change, the Company has taken and will, as necessary, take additional reserves as and when appropriate.

(Dollars in Millions Except Per Share Amounts)

ERISA Matters

In October 2007, a putative class action claiming that certain aspects of the cash balance portion of the Colgate-Palmolive Company Employees' Retirement Income Plan (the Plan) do not comply with the Employee Retirement Income Security Act was filed against the Plan and the Company in the United States District Court for the Southern District of New York. Specifically, Proesel, et al. v. Colgate-Palmolive Company Employees' Retirement Income Plan, et al. alleges improper calculation of lump sum distributions, age discrimination and failure to satisfy minimum accrual requirements, thereby resulting in the underpayment of benefits to Plan participants. Two other putative class actions filed earlier in 2007, Abelman, et al. v. Colgate-Palmolive Company Employees' Retirement Income Plan, et al., in the United States District Court for the Southern District of Ohio, and Caufield v. Colgate-Palmolive Company Employees' Retirement Income Plan, in the United States District Court for the Southern District of Indiana, both alleging improper calculation of lump sum distributions and, in the case of Abelman, claims for failure to satisfy minimum accrual requirements, were transferred to the Southern District of New York and consolidated with Proesel into one action, In re Colgate-Palmolive ERISA Litigation. The complaint in the consolidated action alleges improper calculation of lump sum distributions and failure to satisfy minimum accrual requirements, but does not include a claim for age discrimination. The relief sought includes recalculation of benefits in unspecified amounts, pre- and post-judgment interest, injunctive relief and attorneys' fees. This action has not been certified as a class action as yet. The parties are in discussions via non-binding mediation to determine whether the action can be settled. The Company and the Plan intend to contest this action vigorously should the parties be unable to reach a settlement.

While it is possible that the Company's cash flows and results of operations in a particular quarter or year could be materially affected by the impact of the above-noted contingencies, it is the opinion of management that these matters will not have a material impact on the Company's financial position, ongoing results of operations or cash flows.

14. Venezuela

Effective January 1, 2010, Venezuela was designated as hyperinflationary and therefore the functional currency for the Company's Venezuelan subsidiary (CP Venezuela) became the U.S. dollar. As a result, the impact of Venezuelan currency fluctuations is reported in income. The change in the reporting currency from the Venezuelan bolivar fuerte to the U.S. dollar resulted in a one-time charge of $271 recorded within Other (income) expense, net in the first quarter of 2010. This charge primarily represents the premium paid to acquire U.S. dollar-denominated cash ($150) and bonds ($152) at the parallel market rate, offset by $31 for U.S. dollar-denominated payables. Previously these items had been remeasured at the parallel market rate and then translated for financial reporting purposes at the official rate of 2.15.

On January 8, 2010, the Venezuelan government announced its decision to devalue its currency and implement a two-tier exchange rate structure. As a result, the official exchange rate changed from 2.15 to 2.60 for essential goods and 4.30 for non-essential goods. The devaluation resulted in a one-time pretax gain of $46 recorded in Other (income) expense and an aftertax gain of $59 in the first quarter of 2010 related to the remeasurement of the local balance sheet and lower taxes on accrued but unpaid remittances from Venezuela. In December 2010, the Venezuelan government announced that effective January 1, 2011 the 2.60 exchange rate for essential goods would be abolished. As a result, CP Venezuela incurred an aftertax loss of $36 in the fourth quarter of 2010 related to the remeasurement of certain local balance sheet items for which the 2.60 exchange rate will no longer be received. This loss was offset by lower taxes on accrued but unpaid remittances.

(Dollars in Millions Except Per Share Amounts)

We remeasure the financial statements of our Venezuelan subsidiary at the rate at which we expect to remit future dividends, which currently is 4.30. As the local currency operations in Venezuela translated into fewer U.S. dollars, this had, and will continue to have, an adverse effect on our reported results.

For the year ended December 31, 2010, CP Venezuela represented 4% of the Company's consolidated Net sales. At December 31, 2010, CP Venezuela's bolivar fuerte-denominated monetary net asset position was approximately $200, which does not include $96 of devaluation-protected bonds issued by the Venezuelan government, as these bonds provide protection against devaluations by adjusting the amount of bolivares fuertes received at maturity for any devaluation subsequent to issuance. These bonds are considered Level 3 as there was no trading activity in the market at the end of 2010 and their value was determined using unobservable inputs reflecting the Company's own assumptions. As a result of the elimination of the 2.6 preferential exchange rate effective January 1, 2011, these bonds have revalued and, based on recent market activity, the Company recorded an aftertax unrealized gain in Other comprehensive income of approximately $40 during the first quarter of 2011.

15. Segment Information

The Company operates in two product segments: Oral, Personal and Home Care; and Pet Nutrition. The operations of the Oral, Personal and Home Care segment are managed geographically in four reportable operating segments: North America, Latin America, Europe/South Pacific and Greater Asia/Africa. Management evaluates segment performance based on several factors, including Operating profit. The Company uses Operating profit as a measure of the operating segment performance because it excludes the impact of corporate-driven decisions related to interest expense and income taxes.

The accounting policies of the operating segments are generally the same as those described in Note 2 to the Consolidated Financial Statements. Intercompany sales have been eliminated. Corporate operations include stock-based compensation related to stock options and restricted stock awards, research and development costs, Corporate overhead costs, restructuring and related implementation costs, and gains and losses on sales of non-core product lines and assets. The Company reports these items within Corporate operations as they relate to Corporate-based responsibilities and decisions and are not included in the internal measures of segment operating performance used by the Company to measure the underlying performance of the business segments. In 2010, Corporate Operating profit also includes the one-time $271 charge of transitioning to hyperinflationary accounting in Venezuela as of January 1, 2010, a fourth quarter $86 pretax charge for termination benefits and a fourth quarter $50 pretax gain on sale of non-core product lines. For further information regarding Venezuela, refer to Note 14.

Net sales	2010	2009	2008
Oral, Personal and Home Care			
North America[1]	$ 3,005	$ 2,950	$ 2,852
Latin America	4,261	4,319	4,088
Europe/South Pacific	3,220	3,271	3,582
Greater Asia/Africa	2,998	2,655	2,660
Total Oral, Personal and Home Care	13,484	13,195	13,182
Pet Nutrition[2]	2,080	2,132	2,148
Total Net sales	$ 15,564	$ 15,327	$ 15,330

(1) Net sales in the U.S. for Oral, Personal and Home Care were $2,591, $2,577 and $2,490 in 2010, 2009 and 2008, respectively.

(2) Net sales in the U.S. for Pet Nutrition were $1,025, $1,071 and $1,082 in 2010, 2009 and 2008, respectively.

(Dollars in Millions Except Per Share Amounts)

Operating profit	2010	2009	2008
Oral, Personal and Home Care			
North America	$ 884	$ 843	$ 689
Latin America	1,295	1,360	1,181
Europe/South Pacific	742	748	746
Greater Asia/Africa	767	631	527
Total Oral, Personal and Home Care	3,688	3,582	3,143
Pet Nutrition	559	555	542
Corporate	(758)	(522)	(584)
Total Operating profit	$ 3,489	$ 3,615	$ 3,101

Capital expenditures	2010	2009	2008
Oral, Personal and Home Care			
North America	$ 57	$ 62	$ 42
Latin America	138	105	112
Europe/South Pacific	80	86	64
Greater Asia/Africa	111	91	157
Total Oral, Personal and Home Care	386	344	375
Pet Nutrition	81	156	224
Corporate	83	75	85
Total Capital expenditures	$ 550	$ 575	$ 684

Depreciation and amortization	2010	2009	2008
Oral, Personal and Home Care			
North America	$ 57	$ 59	$ 55
Latin America	84	77	87
Europe/South Pacific	67	67	70
Greater Asia/Africa	69	63	61
Total Oral, Personal and Home Care	277	266	273
Pet Nutrition	45	36	32
Corporate	54	49	43
Total Depreciation and amortization	$ 376	$ 351	$ 348

(Dollars in Millions Except Per Share Amounts)

Identifiable assets	2010	2009	2008
Oral, Personal and Home Care			
North America	$ 2,231	$ 2,271	$ 1,997
Latin America	3,092	3,278	2,550
Europe/South Pacific	2,775	2,647	2,620
Greater Asia/Africa	1,943	1,760	1,704
Total Oral, Personal and Home Care	10,041	9,956	8,871
Pet Nutrition	1,081	1,127	1,025
Corporate[3]	50	51	83
Total Identifiable assets[4]	$ 11,172	$ 11,134	$ 9,979

[3] In 2010, Corporate identifiable assets primarily consist of derivative instruments (44%) and investments in equity securities (48%). In 2009, Corporate identifiable assets primarily consist of derivative instruments (44%) and investments in equity securities (46%). In 2008, Corporate identifiable assets primarily consist of derivative instruments (66%) and investments in equity securities (27%).

[4] Long-lived assets in the U.S., primarily property, plant and equipment and goodwill and other intangibles represented approximately one-third of total long-lived assets of $7,116, $6,795 and $6,182 in 2010, 2009 and 2008, respectively.

16. Supplemental Income Statement Information

Other (income) expense, net	2010	2009	2008
Amortization of intangible assets	$ 22	$ 22	$ 19
Venezuela hyperinflationary transition charge	271	—	—
Gain from remeasurement of Venezuelan balance sheet	(10)	—	—
Remeasurement of certain liabilities in Venezuela	—	27	—
Termination benefits	86	—	—
Gain on sales of non-core product lines	(50)	(5)	—
Investment losses (income)	—	—	25
Legal and environmental matters	(3)	27	23
Asset impairments	5	16	—
Equity (income)	(5)	(5)	(4)
2004 Restructuring Program	—	—	24
Other, net	(15)	29	16
Total Other (income) expense, net	$ 301	$ 111	$ 103

Interest expense, net	2010	2009	2008
Interest incurred	$ 69	$ 102	$ 115
Interest capitalized	(4)	(14)	(9)
Interest income	(6)	(11)	(10)
Total Interest expense, net	$ 59	$ 77	$ 96

	2010	2009	2008
Research and development	$ 256	$ 256	$ 240
Advertising	$ 1,656	$ 1,534	$ 1,650

COLGATE-PALMOLIVE COMPANY

Notes to Consolidated Financial Statements (continued)

(Dollars in Millions Except Per Share Amounts)

17. Supplemental Balance Sheet Information

Inventories	2010	2009
Raw materials and supplies	$ 295	$ 310
Work-in-process	50	50
Finished goods	877	849
Total Inventories	$ 1,222	$ 1,209

Inventories valued under LIFO amounted to $263 and $255 at December 31, 2010 and 2009, respectively. The excess of current cost over LIFO cost at the end of each year was $52 and $55, respectively. The liquidations of LIFO inventory quantities had no material effect on income in 2010, 2009 and 2008.

Property, plant and equipment, net	2010	2009
Land	$ 187	$ 156
Buildings	1,319	1,077
Manufacturing machinery and equipment	4,599	4,481
Other equipment	1,055	986
	7,160	6,700
Accumulated depreciation	(3,467)	(3,184)
Total Property, plant and equipment, net	$ 3,693	$ 3,516

Other accruals	2010	2009
Accrued advertising and coupon redemption	$ 551	$ 538
Accrued payroll and employee benefits	381	370
Accrued taxes other than income taxes	107	101
Pension and other retiree benefits	67	61
Accrued interest	21	24
Derivatives	12	9
Other	543	576
Total Other accruals	$ 1,682	$ 1,679

Other liabilities	2010	2009
Pension and other retiree benefits	$ 1,544	$ 1,226
Other	160	149
Total Other liabilities	$ 1,704	$ 1,375

Accumulated Other Comprehensive Income

Accumulated other comprehensive income is comprised of cumulative foreign currency translation gains and losses, unrecognized pension and other retiree benefit costs, unrealized gains and losses from derivative instruments designated as cash flow hedges and unrealized gains and losses on available for sale securities. At December 31, 2010 and 2009, Accumulated other comprehensive income consisted primarily of aftertax unrecognized pension and other retiree benefit costs of $800 and $657, respectively, and cumulative foreign currency translation adjustments of $1,291 and $1,453, respectively. Foreign currency translation adjustments in 2010 and 2009 primarily reflect gains due to the strengthening of the Brazilian real and Swiss franc.

(Dollars in Millions Except Per Share Amounts)

18. Quarterly Financial Data (Unaudited)

	Total	First Quarter	Second Quarter	Third Quarter	Fourth Quarter
2010					
Net sales	$ 15,564	$ 3,829	$ 3,814	$ 3,943	$ 3,978
Gross profit	9,204	2,268	2,242	2,344	2,350
Net income including noncontrolling interests	2,313[1]	387[2]	630	645	651[3]
Net income attributable to Colgate-Palmolive Company	2,203[1]	357[2]	603	619	624[3]
Earnings per common share:					
Basic	4.45[1]	0.71[2]	1.21	1.26	1.28[3]
Diluted	4.31[1]	0.69[2]	1.17	1.21	1.24[3]
2009					
Net sales	$ 15,327	$ 3,503	$ 3,745	$ 3,998	$ 4,081
Gross profit	9,008	2,013	2,201	2,367	2,427
Net income including noncontrolling interests	2,397	536	588	617	656
Net income attributable to Colgate-Palmolive Company	2,291	508	562	590	631
Earnings per common share:					
Basic	4.53	1.00	1.11	1.17	1.25
Diluted	4.37	0.97	1.07	1.12	1.21

Note: Basic and diluted earnings per share are computed independently for each quarter presented. Accordingly, the sum of the quarterly earnings per share may not agree with the calculated full year earnings per share.

(1) Net income including noncontrolling interests, Net income attributable to Colgate-Palmolive Company and earnings per share for the full year of 2010 include a $271 one-time charge related to the transition to hyperinflationary accounting in Venezuela, $61 of aftertax charges for termination benefits, a $30 aftertax gain on sales of non-core product lines and a $31 benefit related to the reorganization of an overseas subsidiary.

(2) Net income including noncontrolling interests, Net income attributable to Colgate-Palmolive Company and earnings per share for the first quarter of 2010 include a $271 one-time charge related to the transition to hyperinflationary accounting in Venezuela.

(3) Net income including noncontrolling interests, Net income attributable to Colgate-Palmolive Company and earnings per share for the fourth quarter of 2010 include $61 of aftertax charges for termination benefits, a $30 aftertax gain on sales of non-core product lines and a $31 benefit related to the reorganization of an overseas subsidiary.

COLGATE-PALMOLIVE COMPANY

SCHEDULE II - VALUATION AND QUALIFYING ACCOUNTS

(Dollars in Millions)

Column A	Column B	Column C		Column D	Column E
		Additions			
	Balance at Beginning of Period	Charged to Costs and Expenses	Other	Deductions	Balance at End of Period
Year Ended December 31, 2010					
Allowance for doubtful accounts and estimated returns	$ 52	$ 1	$ —	$ —	$ 53
Valuation allowance for deferred tax assets	$ 2	$ —	$ —	$ 1[1]	$ 1
Year Ended December 31, 2009					
Allowance for doubtful accounts and estimated returns	$ 47	$ 9	$ —	$ 4	$ 52
Valuation allowance for deferred tax assets	$ 5	$ —	$ —	$ 3[1]	$ 2
Year Ended December 31, 2008					
Allowance for doubtful accounts and estimated returns	$ 51	$ 6	$ —	$ 10	$ 47
Valuation allowance for deferred tax assets	$ 11	$ 3	$ —	$ 9[1]	$ 5

(1) Decrease in allowance due to utilization of tax loss and tax credit carryforwards.

COLGATE-PALMOLIVE COMPANY

Market and Dividend Information

The Company's common stock is listed on the New York Stock Exchange and its trading symbol is CL. Dividends on the common stock have been paid every year since 1895, and the Company's regular common stock dividend payments have increased for 48 consecutive years.

Market Price of Common Stock

Quarter Ended	2010 High	2010 Low	2009 High	2009 Low
March 31	$ 85.46	$ 79.07	$ 69.32	$ 55.05
June 30	85.81	76.93	71.76	57.29
September 30	84.59	73.84	76.55	71.02
December 31	81.18	73.75	86.32	75.82
Year-end Closing Price	$ 80.37		$ 82.15	

Dividends Paid Per Common Share

Quarter Ended	2010	2009
March 31	$ 0.44	$ 0.40
June 30	0.53	0.44
September 30	0.53	0.44
December 31	0.53	0.44
Total	$ 2.03	$ 1.72

Stock Price Performance Graphs

The following graphs compare cumulative total stockholder returns on Colgate-Palmolive Company common stock against the S&P Composite-500 Stock Index and a peer company index for the twenty-year, ten-year and five-year periods each ending December 31, 2010. The peer company index is comprised of consumer products companies that have both domestic and international businesses. These companies are: Avon Products, Inc., The Clorox Company, Kimberly-Clark Corporation, The Procter & Gamble Company and Unilever (N.V. and plc).


20-Year Stock Price Performance Graph
DOLLARS
1,500
1,000
500
0
Colgate
Peer Group
S&P 500
1990 1992 1994 1996 1998 2000 2002 2004 2006 2008 2010

	1990	1992	1994	1996	1998	2000	2002	2004	2006	2008	2010
Colgate ■	100	159	190	290	602	856	713	721	959	1051	1296
S&P 500 ○	100	140	157	265	454	500	343	490	595	395	575
Peer Group ▲	100	133	154	265	458	417	442	577	695	662	797


10-Year Stock Price Performance Graph
DOLLARS
250
200
150
100
50
0
Peer Group
Colgate
S&P 500
2000 2001 2002 2003 2004 2005 2006 2007 2008 2009 2010

	2000	2001	2002	2003	2004	2005	2006	2007	2008	2009	2010
Colgate ■	100	91	83	81	84	92	112	137	123	151	151
S&P 500 ○	100	88	69	88	98	103	119	126	79	100	115
Peer Group ▲	100	98	106	123	138	142	167	201	159	181	191

Market and Dividend Information


5-Year Stock Price Performance Graph
DOLLARS
200
150
100
50
0
Colgate
Peer Group
S&P 500
2005
2006
2007
2008
2009
2010

	2005	2006	2007	2008	2009	2010
Colgate ■	100	121	148	133	164	164
S&P 500 ○	100	116	122	77	97	112
Peer Group ▲	100	117	142	112	127	134

These performance graphs do not constitute soliciting material, are not deemed filed with the Securities and Exchange Commission and are not incorporated by reference in any of the Company's filings under the Securities Act of 1933 or the Exchange Act, whether made before or after the date of this Annual Report on Form 10-K and irrespective of any general incorporation language in any such filing, except to the extent the Company specifically incorporates these performance graphs by reference therein.

COLGATE-PALMOLIVE COMPANY

Historical Financial Summary
For the years ended December 31,

(Dollars in Millions Except Per Share Amounts)
(Unaudited)

	2010	2009	2008	2007	2006	2005	2004	2003	2002	2001
Continuing Operations										
Net sales	$ 15,564	$ 15,327	$ 15,330	$ 13,790	$ 12,238	$ 11,397	$ 10,584	$ 9,903	$ 9,294	$ 9,084
Results of operations:										
Net income attributable to Colgate-Palmolive Company	2,203[1]	2,291	1,957[2]	1,737[3]	1,353[4]	1,351[5]	1,327[6]	1,421	1,288	1,147
Per share, basic	4.45[1]	4.53	3.81[2]	3.35[3]	2.57[4]	2.54[5]	2.45[6]	2.60	2.33	2.02
Per share, diluted	4.31[1]	4.37	3.66[2]	3.20[3]	2.46[4]	2.43[5]	2.33[6]	2.46	2.19	1.89
Depreciation and amortization expense	376	351	348	334	329	329	328	316	297	336
Financial Position										
Current ratio	1.0	1.1	1.3	1.1	1.0	1.0	1.0	1.0	1.0	1.0
Property, plant and equipment, net	3,693	3,516	3,119	3,015	2,696	2,544	2,648	2,542	2,491	2,514
Capital expenditures	550	575	684	583	476	389	348	302	344	340
Total assets	11,172	11,134	9,979	10,112	9,138	8,507	8,673	7,479	7,087	6,985
Long-term debt	2,815	2,821	3,585	3,222	2,720	2,918	3,089	2,685	3,211	2,812
Colgate-Palmolive Company shareholders' equity	2,675	3,116	1,923	2,286	1,411	1,350	1,245	887	350	846
Share and Other										
Book value per common share	5.89	6.52	4.09	4.75	3.03	2.87	2.84	2.11	1.08	1.91
Cash dividends declared and paid per common share	2.03	1.72	1.56	1.40	1.25	1.11	0.96	0.90	0.72	0.675
Closing price	80.37	82.15	68.54	77.96	65.24	54.85	51.16	50.05	52.43	57.75
Number of common shares outstanding (in millions)	494.9	494.2	501.4	509.0	512.7	516.2	526.6	533.7	536.0	550.7
Number of common shareholders of record	29,900	30,600	31,400	32,200	33,400	35,000	36,500	37,700	38,800	40,900
Number of employees	39,200	38,100	36,600	36,000	34,700	35,800	36,000	36,600	37,700	38,500

COLGATE-PALMOLIVE COMPANY

Historical Financial Summary
For the years ended December 31,

(Dollars in Millions Except Per Share Amounts)
(Unaudited)

---

(1) Net income attributable to Colgate-Palmolive Company and earnings per share in 2010 include a $271 one-time charge related to the transition to hyperinflationary accounting in Venezuela, $61 of aftertax charges for termination benefits, a $30 aftertax gain on sales of non-core product lines and a $31 benefit related to the reorganization of an overseas subsidiary.

(2) Net income attributable to Colgate-Palmolive Company and earnings per share in 2008 include $113 of aftertax charges associated with the 2004 Restructuring Program.

(3) Net income attributable to Colgate-Palmolive Company and earnings per share in 2007 include a gain for the sale of the Company's household bleach business in Latin America of $29 aftertax and an income tax benefit of $74 related to the reduction of a tax loss carryforward valuation allowance in Brazil, partially offset by tax provisions for the recapitalization of certain overseas subsidiaries. These gains were more than offset by $184 of aftertax charges associated with the 2004 Restructuring Program, $10 of pension settlement charges and $8 of charges related to the limited voluntary recall of certain Hill's Pet Nutrition feline products.

(4) Net income attributable to Colgate-Palmolive Company and earnings per share in 2006 include a gain for the sale of the Company's household bleach business in Canada of $38 aftertax. This gain was more than offset by $287 of aftertax charges associated with the 2004 Restructuring Program and $48 of aftertax charges related to the adoption of the update to the Stock Compensation Topic of the FASB Codification.

(5) Net income attributable to Colgate-Palmolive Company and earnings per share in 2005 include a gain for the sale of heavy-duty laundry detergent brands in North America and Southeast Asia of $93 aftertax. This gain was more than offset by $145 of aftertax charges associated with the 2004 Restructuring Program, $41 of income taxes for incremental repatriation of foreign earnings related to the American Jobs Creation Act and $23 aftertax of non-cash pension and other retiree benefit charges.

(6) Net income attributable to Colgate-Palmolive Company and earnings per share in 2004 include $48 of aftertax charges associated with the 2004 Restructuring Program.

COLGATE-PALMOLIVE COMPANY

EXHIBITS TO FORM 10-K

YEAR ENDED DECEMBER 31, 2010

Commission File No. 1-644

Exhibit No.		Description
3-A		Restated Certificate of Incorporation, as amended. (Registrant hereby incorporates by reference Exhibit 3-A to its Quarterly Report on Form 10-Q for the quarter ended June 30, 2008, File No. 1-644.)
3-B		By-laws, as amended. (Registrant hereby incorporates by reference Exhibit 3-A to its Current Report on Form 8-K filed on June 7, 2007, File No. 1-644.)
4	a)	Indenture, dated as of November 15, 1992, between the Company and The Bank of New York Mellon (formerly known as The Bank of New York) as Trustee. (Registrant hereby incorporates by reference Exhibit 4.1 to its Registration Statement on Form S-3 and Post-Effective Amendment No. 1 filed on June 26, 1992, Registration No. 33-48840.)*
	b)	Colgate-Palmolive Company Employee Stock Ownership Trust Agreement dated as of June 1, 1989, as amended. (Registrant hereby incorporates by reference Exhibit 4-B (b) to its Quarterly Report on Form 10-Q for the quarter ended June 30, 2000, File No. 1-644.)
	c)	Form of 4.75% Notes Due 2014 of Colgate-Palmolive Company. (Registrant hereby incorporates by reference Exhibit 99(B) to its Registration Statement on Form 8-A filed on June 8, 2007, File No. 1-644.)
10-A	a)	Colgate-Palmolive Company 2009 Executive Incentive Compensation Plan. (Registrant hereby incorporates by reference Appendix A to its 2009 Notice of Meeting and Proxy Statement.)
	b)	Colgate-Palmolive Company Executive Incentive Compensation Plan Trust, as amended. (Registrant hereby incorporates by reference Exhibit 10-B (b) to its Annual Report on Form 10-K for the year ended December 31, 1987, File No. 1-644.)
	c)	Amendment, dated as of October 29, 2007, to the Colgate-Palmolive Company Executive Incentive Compensation Plan Trust. (Registrant hereby incorporates by reference Exhibit 10-A (b) to its Quarterly Report on Form 10-Q for the quarter ended September 30, 2007, File No. 1-644.)
10-B	a)	Colgate-Palmolive Company Supplemental Salaried Employees' Retirement Plan, amended and restated as of September 1, 2010. (Registrant hereby incorporates by reference Exhibit 10-A to its Quarterly Report on Form 10-Q for the quarter ended September 30, 2010, File No. 1-644.)
	b)	Amended and Restated Colgate-Palmolive Company Supplemental Salaried Employees' Retirement Plan Trust, dated August 2, 1990. (Registrant hereby incorporates by reference Exhibit 10-B (b) to its Quarterly Report on Form 10-Q for the quarter ended September 30, 2007, File No. 1-644.)
	c)	Amendment, dated as of October 29, 2007, to the Amended and Restated Colgate-Palmolive Company Supplemental Salaried Employee Trust. (Registrant hereby incorporates by reference Exhibit 10-B (c) to its Quarterly Report on Form 10-Q for the quarter ended September 30, 2007, File No. 1-644.)

Exhibit No.		Description
10-C	a)	Colgate-Palmolive Company Executive Severance Plan, as amended and restated as of July 8, 2010. (Registrant hereby incorporates by reference Exhibit 10-A to its Current Report on Form 8-K filed on July 9, 2010, File No. 1-644.)
	b)	Colgate-Palmolive Company Executive Severance Plan Trust. (Registrant hereby incorporates by reference Exhibit 10-E (b) to its Annual Report on Form 10-K for the year ended December 31, 1987, File No. 1-644.)
	c)	Amendment, dated as of October 29, 2007, to the Colgate-Palmolive Company Executive Severance Plan Trust. (Registrant hereby incorporates by reference Exhibit 10-C to its Quarterly Report on Form 10-Q for the quarter ended September 30, 2007, File No. 1-644.)
10-D		Colgate-Palmolive Company Pension Plan for Outside Directors, as amended and restated. (Registrant hereby incorporates by reference Exhibit 10-D to its Annual Report on Form 10-K for the year ended December 31, 1999, File No. 1-644.)
10-E		Colgate-Palmolive Company 2007 Stock Plan for Non-Employee Directors, amended and restated as of September 12, 2007. (Registrant hereby incorporates by reference Exhibit 10-D to its Quarterly Report on Form 10-Q for the quarter ended September 30, 2007, File No. 1-644.)
10-F		Colgate-Palmolive Company Stock Plan for Non-Employee Directors, amended and restated as of September 12, 2007. (Registrant hereby incorporates by reference Exhibit 10-E to its Quarterly Report on Form 10-Q for the quarter ended September 30, 2007, File No. 1-644.)
10-G	a)	Colgate-Palmolive Company Restated and Amended Deferred Compensation Plan for Non-Employee Directors, as amended. (Registrant hereby incorporates by reference Exhibit 10-H to its Annual Report on Form 10-K for the year ended December 31, 1997, File No. 1-644.)
	b)	Amendment, dated as of September 12, 2007, to the Colgate-Palmolive Company Restated and Amended Deferred Compensation Plan for Non-Employee Directors. (Registrant hereby incorporates by reference Exhibit 10-F to its Quarterly Report on Form 10-Q for the quarter ended September 30, 2007, File No. 1-644.)
10-H		Colgate-Palmolive Company Deferred Compensation Plan, amended and restated as of September 12, 2007. (Registrant hereby incorporates by reference Exhibit 10-G to its Quarterly Report on Form 10-Q for the quarter ended September 30, 2007, File No. 1-644.)
10-I		Colgate-Palmolive Company Above and Beyond Plan – Officer Level. (Registrant hereby incorporates by reference Exhibit 10-A to its Quarterly Report on Form 10-Q for the quarter ended September 30, 2004, File No. 1-644.)
10-J	a)	Colgate-Palmolive Company Non-Employee Director Stock Option Plan, as amended. (Registrant hereby incorporates by reference Exhibit 10-L to its Annual Report on Form 10-K for the year ended December 31, 1997, File No. 1-644.)
	b)	Amendment, dated as of December 29, 2005, to the Colgate-Palmolive Company Non-Employee Director Stock Option Plan, as amended. (Registrant hereby incorporates by reference Exhibit 10-J (b) to its Annual Report on Form 10-K for the year ended December 31, 2005, File No. 1-644.)
	c)	Amendment, dated as of December 7, 2006, to the Colgate-Palmolive Company Non-Employee Director Stock Option Plan, as amended. (Registrant hereby incorporates by reference Exhibit 10-J (c) to its Annual Report on Form 10-K for the year ended December 31, 2006, File No. 1-644.)

Exhibit No.		Description
	d)	Amendment, dated as of October 29, 2007, to the Colgate-Palmolive Company Non-Employee Director Stock Option Plan. (Registrant hereby incorporates by reference Exhibit 10-K to its Quarterly Report on Form 10-Q for the quarter ended September 30, 2007, File No. 1-644.)
10-K	a)	U.S. $1,500,000,000 Five Year Credit Agreement dated as of November 3, 2005, among Colgate-Palmolive Company as Borrower, the Banks named therein as Banks, Bank of America, N.A., BNP Paribas, HSBC Bank USA, N.A. and JPMorgan Chase Bank, N.A. as Co-Syndication Agents, Citibank, N.A. as Administrative Agent and Citigroup Global Markets Inc. as Arranger. (Registrant hereby incorporates by reference Exhibit 10-A to its Quarterly Report on Form 10-Q for the quarter ended September 30, 2005, File No. 1-644.)
	b)	Assumption Agreement dated August 13, 2008, among Colgate-Palmolive Company as Borrower, Citibank, N.A. as Administrative Agent and Banco Bilao Vizcaya Argentaria, S.A. (Registrant hereby incorporates by reference Exhibit 10-M (b) to its Quarterly Report on Form 10-Q for the quarter ended September 30, 2008, File No. 1-644.)
	c)	Assumption Agreement dated August 13, 2008, among Colgate-Palmolive Company as Borrower, Citibank, N.A. as Administrative Agent and The Northern Trust Company. (Registrant hereby incorporates by reference Exhibit 10-M (c) to its Quarterly Report on Form 10-Q for the quarter ended September 30, 2008, File No. 1-644.)
10-L	a)	Colgate-Palmolive Company 1997 Stock Option Plan. (Registrant hereby incorporates by reference appendix A to its 1997 Notice of Meeting and Proxy Statement.)
	b)	Amendment, dated as of December 29, 2005, to the Colgate-Palmolive Company 1997 Stock Option Plan. (Registrant hereby incorporates by reference Exhibit 10-M (b) to its Annual Report on Form 10-K for the year ended December 31, 2005, File No. 1-644.)
	c)	Amendment, dated as of December 7, 2006, to the Colgate-Palmolive Company 1997 Stock Option Plan. (Registrant hereby incorporates by reference Exhibit 10-M (c) to its Annual Report on Form 10-K for the year ended December 31, 2006, File No. 1-644.)
	d)	Action, dated as of October 29, 2007, taken pursuant to the Colgate-Palmolive Company 2005 Employee Stock Option Plan and Colgate-Palmolive Company 1997 Stock Option Plan. (Registrant hereby incorporates by reference Exhibit 10-I to its Quarterly Report on Form 10-Q for the quarter ended September 30, 2007, File No. 1-644.)
10-M		Colgate-Palmolive Company Supplemental Savings and Investment Plan, amended and restated as of September 1, 2010. (Registrant hereby incorporates by reference Exhibit 10-B to its Quarterly Report on Form 10-Q for the quarter ended September 30, 2010, File No. 1-644.)
10-N		Form of Indemnification Agreement between Colgate-Palmolive Company and its directors, executive officers and certain key employees. (Registrant hereby incorporates by reference Exhibit 10-B to its Quarterly Report on Form 10-Q for the quarter ended June 30, 2004, File No. 1-644.)
10-O		Form of Stock Incentive Agreement used in connection with grants to employees under the Colgate-Palmolive Company 1997 Stock Option Plan. (Registrant hereby incorporates by reference Exhibit 10-O to its Current Report on Form 8-K dated September 8, 2004, File No. 1-644.)

Exhibit No.		Description
10-P		Form of Restricted Stock Award Agreement used in connection with grants to employees under the 2009 Colgate-Palmolive Company Executive Incentive Compensation Plan. (Registrant hereby incorporates by reference Exhibit 10-P to its Annual Report on Form 10-K for the year ended December 31, 2009, File No. 1-644.)
10-Q	a)	Colgate-Palmolive Company 2005 Non-Employee Director Stock Option Plan. (Registrant hereby incorporates by reference appendix C to its 2005 Notice of Meeting and Proxy Statement.)
	b)	Form of Award Agreement used in connection with grants to non-employee directors under the Colgate-Palmolive Company 2005 Non-Employee Director Stock Option Plan. (Registrant hereby incorporates by reference Exhibit 10-B to its Current Report on Form 8-K dated May 4, 2005, File No. 1-644.)
	c)	Amendment, dated as of September 7, 2006, to the Colgate-Palmolive Company 2005 Non-Employee Director Stock Option Plan. (Registrant hereby incorporates by reference Exhibit 10-B to its Quarterly Report on Form 10-Q for the quarter ended September 30, 2006, File No. 1-644.)
	d)	Amendment, dated as of December 7, 2006, to the Colgate-Palmolive Company 2005 Non-Employee Director Stock Option Plan. (Registrant hereby incorporates by reference Exhibit 10-S (d) to its Annual Report on Form 10-K for the year ended December 31, 2006, File No. 1-644.)
	e)	Amendment, dated as of October 29, 2007, to the Colgate-Palmolive Company 2005 Non-Employee Director Stock Option Plan. (Registrant hereby incorporates by reference Exhibit 10-J to its Quarterly Report on Form 10-Q for the quarter ended September 30, 2007, File No. 1-644.)
10-R	a)	Colgate-Palmolive Company 2005 Employee Stock Option Plan. (Registrant hereby incorporates by reference appendix B to its 2005 Notice of Meeting and Proxy Statement.)
	b)	Form of Award Agreement used in connection with grants to employees under the Colgate-Palmolive Company 2005 Employee Stock Option Plan. (Registrant hereby incorporates by reference Exhibit 10-A to its Current Report on Form 8-K dated May 4, 2005, File No. 1-644.)
	c)	Amendment, dated as of September 7, 2006, to the Colgate-Palmolive Company 2005 Employee Stock Option Plan. (Registrant hereby incorporates by reference Exhibit 10-A to its Quarterly Report on Form 10-Q for the quarter ended September 30, 2006, File No. 1-644.)
	d)	Amendment, dated as of December 7, 2006, to the Colgate-Palmolive Company 2005 Employee Stock Option Plan. (Registrant hereby incorporates by reference Exhibit 10-T (d) to its Annual Report on Form 10-K for the year ended December 31, 2006, File No. 1-644.)
	e)	Action, dated as of October 29, 2007, taken pursuant to the Colgate-Palmolive Company 2005 Employee Stock Option Plan and Colgate-Palmolive Company 1997 Stock Option Plan. (Registrant hereby incorporates by reference Exhibit 10-I to its Quarterly Report on Form 10-Q for the quarter ended September 30, 2007, File No. 1-644.)
	f)	Amendment, dated as of February 26, 2009, to the Colgate-Palmolive Company 2005 Employee Stock Option Plan. (Registrant hereby incorporates by reference Exhibit 10-S (f) to its Annual Report on Form 10-K for the year ended December 31, 2008, File No. 1-644.)
12		Computation of Ratio of Earnings to Fixed Charges.**

Exhibit No.	Description
21	Subsidiaries of the Registrant.**
23	Consent of Independent Registered Public Accounting Firm.**
24	Powers of Attorney.**
31-A	Certificate of the Chairman of the Board, President and Chief Executive Officer of Colgate-Palmolive Company pursuant to Rule 13a-14(a) under the Securities Exchange Act of 1934.**
31-B	Certificate of the Chief Financial Officer of Colgate-Palmolive Company pursuant to Rule 13a-14(a) under the Securities Exchange Act of 1934.**
32	Certificate of the Chairman of the Board, President and Chief Executive Officer and the Chief Financial Officer of Colgate-Palmolive Company pursuant to Rule 13a-14(b) under the Securities Exchange Act of 1934 and 18 U.S.C. § 1350.**
101	The following materials from Colgate-Palmolive Company's Annual Report on Form 10-K for the year ended December 31, 2010, formatted in eXtensible Business Reporting Language (XBRL): (i) the Consolidated Statements of Income, (ii) the Consolidated Balance Sheets, (iii) the Consolidated Statements of Changes in Shareholders' Equity, (iv) the Consolidated Statements of Comprehensive Income, (v) the Consolidated Statements of Cash Flows, (vi) Notes to Consolidated Financial Statements, and (vii) Financial Statement Schedule.

* Registrant hereby undertakes upon request to furnish the Commission with a copy of any instrument with respect to long-term debt where the total amount of securities authorized thereunder does not exceed 10% of the total assets of the registrant and its subsidiaries on a consolidated basis.

** Filed herewith.

The exhibits indicated above that are not included with the Form 10-K are available upon request and payment of a reasonable fee approximating the registrant's cost of providing and mailing the exhibits. Inquiries should be directed to:

Colgate-Palmolive Company
Office of the Secretary (10-K Exhibits)
300 Park Avenue
New York, New York 10022-7499

EXHIBIT 12

COLGATE-PALMOLIVE COMPANY
COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

(Dollars in Millions Except Per Share Amounts)

	Years Ended December 31,				
	2010	2009	2008	2007	2006
Earnings:					
Income before income taxes	$ 3,430	$ 3,538	$ 3,005	$ 2,563	$ 2,059
Add:					
Interest on indebtedness and amortization of debt expense discount or premium	64	88	106	167	167
Portion of rents representative of interest factor	73	71	61	52	47
Loss on equity investments	—	—	—	—	—
Less:					
Gain on equity investments	(5)	(5)	(4)	(3)	(3)
Income as adjusted	$ 3,562	$ 3,692	$ 3,168	$ 2,779	$ 2,270
Fixed Charges:					
Interest on indebtedness and amortization of debt expense discount or premium	$ 64	$ 88	$ 106	$ 167	$ 167
Portion of rents representative of interest factor	73	71	61	52	47
Capitalized interest	4	14	9	6	4
Total fixed charges	$ 141	$ 173	$ 176	$ 225	$ 218
Ratio of earnings to fixed charges	25.3	21.3	18.0	12.4	10.4

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Shareholder Information

Corporate Offices
Colgate-Palmolive Company
300 Park Avenue
New York, NY 10022-7499
(212) 310-2000

Stock Exchange
The common stock of Colgate-Palmolive Company is listed and traded on The New York Stock Exchange under the symbol CL.


CL
Listed
NYSE

SEC and NYSE Certifications
The certifications of Colgate's Chief Executive Officer and Chief Financial Officer, required under Section 302 of the Sarbanes-Oxley Act of 2002, have been filed as exhibits to Colgate's 2010 Annual Report on Form 10-K. In addition, in 2010, Colgate's Chief Executive Officer submitted the annual certification to the NYSE regarding Colgate's compliance with the NYSE corporate governance listing standards.

Transfer Agent and Registrar
Our transfer agent can assist you with a variety of shareholder services, including change of address, transfer of stock to another person, questions about dividend checks, direct deposit of dividends and Colgate's Direct Stock Purchase Plan:

BNY Mellon Shareowner Services
Shareowner Services
PO Box 358015
Pittsburgh, PA 15252-8015
1-800-756-8700 or (201) 680-6685

E-mail:
Colgateshareowners@bankofny.com
Web site:
www.bnymellon.com/shareowner/isd
Hearing impaired: TDD: 1-800-231-5469

Direct Stock Purchase Plan
A Direct Stock Purchase Plan is available through BNY Mellon Shareowner Services, our transfer agent. The Plan includes dividend reinvestment options, offers optional cash investments by check or automatic monthly payments, as well as many other features. If you would like to learn more about the Plan or to enroll, please visit the web site indicated above or contact our transfer agent, at 1-800-756-8700 to request a Plan brochure and the forms needed to start the process.

Annual Meeting
Colgate shareholders are invited to attend our annual meeting. It will be held on Friday, May 6, 2011 at 10:00 a.m. in the Broadway Ballroom of the Marriott Marquis Hotel, Sixth Floor, Broadway at 45th Street, New York, NY. Even if you plan to attend the meeting, please vote by proxy. You may do so by using the telephone, the Internet or your proxy card.

Independent Registered Public Accounting Firm
PricewaterhouseCoopers LLP

Communications to the Board of Directors
Stockholders and other interested parties are encouraged to communicate directly with the Company's independent directors by sending an e-mail to directors@colpal.com or by writing to Directors, c/o Office of the General Counsel, Colgate-Palmolive Company, 300 Park Avenue, 11th Floor, New York, NY 10022-7499. Stockholders and other interested parties may also communicate with individual independent directors and committee chairs by writing to them at the above mailing address, in care of the Office of the General Counsel. Such communications are handled in accordance with the procedures described on the Company's web site at www.colgate.com.

Financial Information
Financial results, dividend news and SEC filings are available on Colgate's web site at www.colgate.com.

Colgate also offers earnings information, dividend news and other corporate announcements toll-free at 1-800-850-2654. The information can be read to the caller and can also be received by mail or fax.

Investor Relations/Reports
Copies of annual reports, press releases, company brochures, Forms 10-K and other filings and publications are available without charge from the Investor Relations Department:
- by mail, directed to the corporate address
- by e-mail, investor_relations@colpal.com
- by calling 1-800-850-2654 or by calling Investor Relations at (212) 310-2575

Individual investors with other requests:
- please write Investor Relations at the corporate address or
- call (212) 310-2575

Institutional Investors:
- call Bina Thompson at (212) 310-3072

Other Reports
You can obtain a copy of Colgate's World Fact Sheet, Product Safety Research Policy, Colgate's Global Supply Chain, Environmental Policy and Our History by calling Colgate-Palmolive Consumer Affairs at 1-800-468-6502. Colgate's Advertising Placement Policy, HIV/AIDS Policy, Occupational Health & Safety Policy, Colgate's Global Diversity, Colgate: Respecting The World Around Us – Living Our Values For Sustainability and Colgate's Code of Conduct are available on Colgate's web site at www.colgate.com.

Consumer Affairs
For Oral, Personal and Home Care
1-800-468-6502
For Hill's Pet Nutrition
1-800-445-5777

Corporate Communications
(212) 310-2199

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COLGATE-PALMOLIVE COMPANY
300 Park Avenue New York, NY 10022-7499


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